Form 20-F
period 2002-12-31
AES DRAX ENERGY LTD
filed 2003-05-20
CIK 1127164

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
      For the transition period from _________________ to ________________

                        Commission file number 333-13094

                             AES Drax Energy Limited
             (Exact name of Registrant as specified in its charter)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                 18 Parkshot, Richmond, Surrey, TW9 2RG, England
                    (Address of principal executive offices)

                   Securities registered or to be registered pursuant to Section 12(b) of the Act: None

                   Securities registered or to be registered pursuant to Section 12(g) of the Act: None

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                               Title of each class
           U.K.(pound)135,000,000 11.25% Senior Secured Notes due 2010
              U.S.$200,000,000 11.50% Senior Secured Notes due 2010

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           172,000,000 ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                  Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                         Item 17 [X] Item 18 [ ]

                               Table of Contents

                                                                            Page

Presentation of Currency and Financial Information.............................1

Forward-Looking Statements.....................................................1

Market Data and Industry Terms.................................................2

PART I.........................................................................3

Item 1.  Identity of Directors, Senior Management and Advisers.................3

Item 2.  Offer Statistics and Expected Timetable...............................3

Item 3.  Key Information.......................................................3

     Selected Financial Data...................................................3
     Historical Performance Summary - Selected Operating Data..................6
     Capitalization and Indebtedness...........................................6
     Reasons for the Offer and Use of Proceeds.................................6
     Exchange rates............................................................7
     Risk Factors..............................................................8

Item 4.  Information on the Company...........................................18

     History and Development of the Company...................................18
     Significant Project Parties..............................................19
     Financing................................................................20
     Organizational Structure.................................................22
     The Company, its Guarantors and AES......................................23
     Business Overview........................................................24
     Property, Plant and Equipment............................................24
     Environmental Matters and Regulation.....................................30
     Significant Developments During 2002 and Recent Developments.............41

Item 5.  Operating and Financial Review and Prospects.........................46

     Results of Operations....................................................48
     Liquidity and Capital Resources..........................................56
     Trend Information........................................................65

Item 6.  Directors, Senior Management and Employees...........................65

     Senior Management........................................................65
     Directors................................................................66
     Compensation of Management...............................................66
     Employees................................................................67
     Board Practices, Share Ownership.........................................67

Item 7.  Major Shareholders and Related Party Transactions....................67

Item 8. Financial Information.................................................67

     Consolidated Statements and Other Financial Information..................67
     Legal Proceedings........................................................67
     Significant Changes......................................................68

Item 9. The Offer and Listing.................................................68

Item 10. Additional Information...............................................68

     Memorandum and Articles of Association...................................68
     Exchange Controls........................................................69
     Material Contracts.......................................................70
     Documents on Display.....................................................70

Item 11. Quantitative and Qualitative Disclosure About Market Risk............70

Item 12. Description of Securities Other Than Equity Securities...............72

PART II.......................................................................72

Item 13. Defaults, Dividends, Arrearages and Delinquencies....................72

Item 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds.............................................................72

Item 15. Controls and Procedures..............................................72

Item 16. Reserved.............................................................72

PART III......................................................................77

Item 17.  Financial Statements................................................77

               PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

     Amounts set forth in the financial statements included in Appendix A to this annual report are stated in pounds sterling. In this annual report, references to "(pound)", "pounds sterling" or "Pounds" are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to "US dollars", "US$" or "$" are to the currency of the United States. In this annual report, "US GAAP" means US generally accepted accounting principles and "UK GAAP" means UK generally accepted accounting principles.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 29 to our financial statements included in this annual report.


                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expects", "may", "intends", "will", "should" or "anticipates" or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors in "Key Information--Risk Factors" and "Operating and Financial Review and Prospects."

     You should also consider, among others, the following important factors:

     o   general economic and business conditions in the UK;

     o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

     o   general industry trends;

     o   changes to the competitive environment;

     o   power prices and resource availability and pricing;

     o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

     o that the principal hedging arrangement relating to power sales from the Drax Power Station has been terminated, and the Drax Power Station is currently operating as a fully-merchant plant;

     o AES Drax Holdings Limited is operating under a standstill agreement dated December 13, 2002 (the "Standstill Agreement") between, inter alios, certain of its senior creditors which is currently scheduled to terminate on May 31, 2003 (the "Standstill Termination Date") pending discussions on a restructuring of its indebtedness. The outcome of those discussions cannot be predicted at this time but the proposed restructuring currently does not provide for any recovery by holders of the notes. The arrangements put in place under the Standstill Agreement are referred to as the Standstill Arrangements. Neither we nor any of our noteholders are party to the Standstill Agreement and are not therefore covered by the Standstill Arrangements;

     o our indebtedness is contractually and structurally subordinated to the indebtedness of our subsidiaries on whom we rely for distributions to service such indebtedness;

     o   availability, terms and deployment of capital;

     o   interest rate volatility;

     o changes in currency exchange rates, inflation rates and conditions in financial markets; and

     o   availability of qualified personnel.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.


                         MARKET DATA AND INDUSTRY TERMS

     In this report, we rely on, and refer to, information and statistics regarding economic conditions and trends, the market for electric power and our market share in the sectors of that market in which we compete. We obtained this information and statistics from various third-party sources and/or our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

     The Drax Power Station's business is the generation and sale of electricity. Until November 2002, when the hedging contract between AES Drax Power Limited and TXU Europe Energy Trading Limited ("TXU Europe") (the "Hedging Contract") was terminated, generated electricity was sold under a two-part pricing method, representing the two main products, capacity and energy. Under the current market structure, all generated electricity is sold as electrical energy, produced by the Drax Power Station's electricity generating facilities. Energy refers to the sale of actual electricity produced by a power station and capacity refers to the generating capability of a particular plant. Electrical energy is expressed as kilowatt hours ("KWh"), megawatt hours ("MWh"), gigawatts hours ("GWh") or terawatts hours ("TWh") of electricity produced or consumed over a period of time. One KW = 1,000 watts, one MW = 1,000KW, one GW = 1,000MW and one TW = 1,000GW. The sale of electrical capacity is expressed as kilowatts ("KW"), megawatts ("MW"), gigawatts ("GW") or terawatts ("TW") of electricity available for use at any point in time.

                                     PART I

General

     AES Drax Energy Limited is a holding company with no material operations. We were formed on February 28, 2000 in connection with the refinancing of bridge loans made to help finance the costs of the acquisition (the "Acquisition") of the Drax Power Station from National Power plc (now called Innogy plc) in order to issue the 11.25% Senior Secured Notes due 2010 and the 11.5% Senior Secured Notes due 2010, which we refer to as the notes. Our only asset is the indirect ownership of all of the outstanding capital stock of AES Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our obligations under the notes. AES Drax Energy is a wholly owned indirect subsidiary of The AES Corporation. The AES Corporation files quarterly and annual reports with the Securities and Exchange Commission under the Securities and Exchange Act of 1934, which are publicly available. We sometimes refer to the group of companies which own the Drax Power Station, being AES Drax Acquisitions Limited and its subsidiaries, as AES Drax.

Item 1.  Identity of Directors, Senior Management and Advisers - Not applicable.

Item 2.  Offer Statistics and Expected Timetable - Not applicable.

Item 3.  Key Information

Selected Financial Data

     Set forth below is our selected consolidated profit and loss statement for the three years ended December 31, 2002 and the consolidated balance sheet as of December 31, 2002, 2001 and 2000. Financial information for earlier periods is not available as we were organized on February 28, 2000. This selected profit and loss data and consolidated balance sheet data have been derived from our audited consolidated financial statements, prepared in accordance with UK GAAP. This selected financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included in this annual report.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. AES Drax's results which are consolidated within the results of our parent company, The AES Corporation, are prepared under US GAAP.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:


                                                                   Year ended            Year ended           Year ended
                                                                  December 31,          December 31,         December 31,
                                                                      2002                  2001                 2000
                                                                  ------------          ------------         ------------
                                                                                      (in (pound)000's)

Revenues................................................             524,831              586,103               622,776
Gross Profit............................................             305,369              318,899               344,558
Administrative expenses ................................            (894,768)(1)         (176,162)             (171,017)
Operating (loss) / profit...............................            (589,399)             142,737               173,541
Interest receivable and similar income..................              23,824               16,204                12,890
Interest payable and similar charges....................            (206,387)            (197,611)             (177,787)
(Loss) / Profit on ordinary activities before taxation..            (771,962)             (38,670)                8,644
Loss on ordinary activities after taxation..............            (771,452)             (49,556)              (13,791)

----------------
(1)  The increase in the Administrative expenses in 2002 is due to two exceptional items that we incurred: an impairment in Fixed Assets of
     (pound)579 million and the write-off of (pound)136.8 million of costs associated with the termination of the Hedging Contract (see "Operating and
     Financial Review and Prospects--Results of Operations").

Selected Consolidated Balance Sheet Data in accordance with UK GAAP:


                                                                As of                As of                As of
                                                            December 31,         December 31,         December 31,
                                                                2002                 2001                 2000
                                                            ------------         ------------         ------------
                                                                                (in (pound)000's)
Current Assets......................................           996,743            1,091,466            1,190,741
Total Assets........................................         2,079,861            2,826,321            2,986,059
Current Liabilities.................................          (138,997)            (102,714)            (168,443)
Long Term Liabilities...............................        (2,404,520)          (2,604,811)          (2,611,264)
Shareholders' Equity................................          (463,656)             118,796              206,352


                                                             Year ended 31        Year ended 31         Year ended
                                                               December             December            31 December
                                                                 2002                 2001                 2000
                                                             -------------        -------------         ----------
                                                                                 (in (pound)000's)
Summary of US GAAP adjustments
Net (loss) / income under UK GAAP....................            (771,452)             (49,556)             (13,791)
US GAAP adjustments:
   Goodwill..........................................              33,876               33,876               33,876
   Additional depreciation...........................             (19,350)             (19,350)             (19,350)
   Interest..........................................              48,370               43,874               44,920
   Deferred Tax......................................              22,952               14,978               12,303
   Additional depreciation due to deferred tax.......             (20,326)             (20,326)             (20,326)
 Severance pay expensed in the UK....................                   -                    -               12,053
Unfavorable IT contract..............................                   -                    -                1,995

Impairement of fixed assets..........................             579,000                    -                    -
                                                               ==========           ==========           ==========
Net (loss)/income under US GAAP......................            (127,284)             (12,489)              55,675
                                                               ==========           ==========           ==========
Shareholders' equity under UK GAAP...................            (463,656)             118,796              206,352
US GAAP adjustments:
   Cumulative effect of previous adjustments.........              72,332               72,454                2,988
   Goodwill..........................................              33,876               33,876               33,876
   Additional depreciation...........................             (19,350)             (19,350)             (19,350)
   Interest..........................................              48,371               43,874               44,920
   Deferred tax......................................              22,952               14,978               12,303
   Additional depreciation due to deferred tax.......             (20,326)             (20,326)             (20,326)
   Severance pay expensed in the UK..................                   -                    -               12,053
   Unfavorable IT contract...........................                   -                    -                1,995
Derivatives..........................................              (1,324)             (53,174)               3,995
Impairment of fixed assets...........................             579,000                    -                    -
                                                               ----------           ----------           ----------
Shareholders' equity under US GAAP ..................             251,875              191,128              278,806
                                                               ==========           ==========           ==========
Summary Consolidated Balance Sheet Data in
   accordance with US GAAP:
   Total Assets......................................           4,311,578            3,920,364            3,250,428
   Current Liabilities...............................            (187,867)            (161,714)            (200,443)
   Long-term Liabilities.............................          (2,184,079)          (2,373,326)          (2,434,968)

Ratio of Earnings to Fixed Charges calculated in
   accordance with:
   UK GAAP...........................................               (2.64)                0.81                 1.05


                                                             Year ended 31        Year ended 31         Year ended
                                                               December             December            31 December
                                                                 2002                 2001                 2000
                                                             -------------        -------------         -----------
                                                                                 (in (pound)000's)
   US GAAP...........................................                0.08                 0.90                 1.48


Historical Performance Summary - Selected Operating Data

     The Drax Power Station currently achieves a net thermal efficiency of approximately 38%. This compares favorably with the 35% to 39% normally expected for large coal-fired power stations similar to the Drax Power Station. As the Drax Power Station is fitted with Flue Gas Desulphurization ("FGD") and currently achieves comparable efficiencies to other stations that do not have FGD, it is in a strong competitive position as it can produce electricity as inexpensively as competing coal-fired power stations while remaining within currently permitted sulphur dioxide (SO2) emissions limits.

     Data made available by Innogy plc (formerly National Power plc, the former owner of the Drax Power Station) confirms that the Drax Power Station had an overall availability of approximately 87% to 88% over the 1996-1999 period. The Drax Power Station's operating history for the years ended March 31, 1998, 1999 and 2000, the 12 months ended December 31, 2000, 2001 and 2002, and the three months ended March 31, 2003 is summarized below:


                                                                                                                3 Months
                                         Year ended March 31,                  Year ended December 31,            ended
                                    ---------------------------------     ----------------------------------    March 31,
                                     1998         1999         2000        2000(2)       2001         2002         2003
                                   --------     --------     --------     --------     --------     --------     --------
Net Generation............          23,321       22,507       21,595       23,048       22,298       19,454        7,229
(GWh/Yr)
Equivalent Availability
   Factor.................           87.37        91.10        81.60        82.50        85.80        81.90        91.10
(% of time the station
   was available for
   generation)
Net Capacity Factor.......           71.00        71.40        65.15        66.48        64.40        56.30        85.00
(% of actual net
   generation to
   potential max. net
   generation)
Forced Outage Rate........            4.60         5.90         7.72(1)     10.26(1)      8.03        12.49         2.20
(% of time that a failure
   or unplanned condition
   required the unit to
   be removed from
   service)
Net Thermal Efficiency....           37.74        38.87        38.86        38.17        37.30        37.02        38.29
(% of energy input
   converted to
   electricity)

(1) The operating performance of the Drax Power Station for the year ended March 31, 2000 was adversely affected by the fire which shut down Unit 3 from December 27, 1999 until the end of the period; and for the year ended December 31, 2000 by the rotor incident on Unit 2 in September 2000.

(2) Our financial year-end is December 31, so all of these performance measures are now recorded in line with our financial year.


Capitalization and Indebtedness - Not applicable.

Reasons for the Offer and Use of Proceeds - Not applicable.


          Significant Developments During 2002 and Recent Developments

     For a discussion of these developments please see "Information on the Company--Significant Developments During 2002 and Recent Developments."

Exchange rates

     The following tables set forth, for the dates or periods indicated, the Interbank market rate and generally reflect the exchange rates for transactions of US $1 million or more. These are the "official" rates quoted in the media, such as The Wall Street Journal. These rates have been sourced from "OANDA, The Currency Site" (www.oanda.com):


                                    April         March        February       January       December      November
      US dollars per(pound)1        2003          2003           2003          2003           2002          2002
      ----------------------        ----          ----           ----          ----           ----          ----
Noon buying rate
High.......................         1.5989        1.6162         1.6580        1.6562         1.6070        1.5974
Low........................         1.5457        1.5534         1.5698        1.5904         1.5447        1.5409




                                                                       Year ended                       3 months
                US dollars per(pound)1                                 December 31,                   ended March 31,
                ----------------------             -----------------------------------------------  ------------------
                                                      2002             2001             2000               2003
                                                   -----------     -----------      -----------        -----------

Noon buying rate
Period end rate...............................       1.6044           1.4515           1.4955             1.5749
Average rate for the period...................       1.5038           1.4413           1.5204             1.6038


                                  Risk Factors

     The only securities we have outstanding which are held by the public are our (pound)135,000,000 11.25% Senior Secured Notes due 2010 and $200,000,000
Senior Secured Notes due 2010, which we refer to as the notes. In addition, one of our indirect subsidiaries, AES Drax Holdings Limited ("AES Drax Holdings"), has issued 9.07% Senior Secured Bonds due 2025 and 10.41% Senior Secured Bonds due 2025, which we refer to as the bonds. AES Drax Holdings has also issued (pound)1,725,000,000 8.86% Guaranteed Secured Bonds due 2015, which bonds and related coupons we refer to collectively as the Eurobonds. We refer to the bonds and the Eurobonds together as the senior debt and the holders of the senior debt together with the banks which funded the acquisition of the Eurobonds are referred to as the senior creditors. The risk factors we have set forth below, therefore, relate to the risks associated with owning our publicly traded debt securities and the operating risks associated with the Drax Power Station that may affect our ability to repay the notes.

     We are currently in default on the notes, and AES Drax Holdings is currently in default under the bonds and Eurobonds. We received an acceleration notice on May 16, 2003 from the Trustee for the notes declaring the notes to be immediately due and payable. You should read "Information on the Company--Significant Developments During 2002 and Recent Developments" where we describe the defaults and the Standstill Arrangements and the current position in relation to the senior debt restructuring relating to AES Drax Holdings and the senior creditors. As part of the Standstill Arrangements, some of the defaults in respect of the senior debt have been permanently waived, some of the defaults in respect of the senior debt have been temporarily waived and some senior creditors have agreed to forebear the acceleration of senior debt and enforcement of their security which could arise as a result of a default on the Subsidiary Obligations (as defined below) until the Standstill Termination Date. However, neither we nor our noteholders are party to the Standstill Agreement and are therefore not covered by the Standstill Arrangements.

     This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report. You should read "Forward-Looking Statements" for more information regarding these forward-looking statements.

Risks relating to holding our debt securities

   We were unable to make full payment of interest due on the notes on February 28, 2003. We are therefore in default under the terms of the notes. If the security trustee for the noteholders serves a notice in writing to the security trustee for the bondholders and the holder of the Eurobonds, enforcement action may be commenced against us after 90 days pursuant to the terms of the intercreditor arrangements, although such enforcement rights may result in little or no recovery for noteholders.

     The ability of the trustee for the noteholders to enforce the mortgage over our shares and to transfer our shares which comprise in part the collateral securing the notes is subject to certain standstill periods under the terms of the Energy Intercreditor Deed among AES Drax Energy Limited, AES Drax Energy II Limited, AES Drax Power Finance Holdings Limited, AES Drax Power Finance Limited, AES Drax Acquisition Holdings Limited, AES Drax Acquisition Limited, agents for the holders of the Subsidiary Obligations (as defined below) and The Bank of New York, as trustee under the indentures for the bonds and the notes. The rights of enforcement of a noteholder are significantly limited by the terms of the Energy Intercreditor Deed. For a description of the Energy Intercreditor Deed, we refer you to the "Subordination of the Notes and the Energy Intercreditor Deed" section of the F-4 Registration Statement (as defined in "Additional Information -- Documents on Display"), which description is hereby incorporated by reference herein.

     Under the Energy Intercreditor Deed, the trustee may only transfer our shares to a group of entities which must satisfy certain criteria relating to operating experience, minimum net worth, minimum credit rating and regulatory approval or otherwise be approved by a majority of the Senior Lenders (as defined under "Information on the Company -- Financing"). In addition, a transfer of our shares by the security trustee for the noteholders may require the consent of third parties (including regulatory agencies) upon or following a foreclosure. We cannot assure you that the trustee or any third party will cooperate or give their consent when asked to facilitate a transfer of assets or operating rights to the trustee or any other person upon or following a foreclosure.

     The trustee for the notes has provided notice of its resignation pursuant to the terms of the notes indenture. We are therefore required to appoint a successor trustee; however, given our inability to service our debt obligations, we cannot assure you that any successor trustee will accept such appointment.

     The assets of our subsidiaries, including the shares in certain of our subsidiaries and the Drax Power Station which generates all the cash flows for the AES Drax group, have been pledged as collateral for the Subsidiary Obligations (as defined below). The Eurobonds and the rights associated therewith have also been pledged to the Senior Lenders under the Bank Facility. In the event of a foreclosure by the Senior Lenders following a default under the Bank Facility, the Senior Lenders will have the right, together with the trustee for the bonds and the counterparties to certain swaps, to direct the enforcement of the security provided in connection with the Eurobonds and the bonds, with the result that these assets may be sold to any third party to satisfy the repayment obligations under the Eurobonds and indirectly the Senior Lenders' claims under the Bank Facility as well as the bonds. In such circumstances our shares pledged as collateral securing the notes may have no value to any potential purchaser, and proceeds obtained by the holders of the Subsidiary Obligations, together with the trustee for the bonds, in connection with the sale of the assets of our subsidiaries may be insufficient to satisfy their claims and to pay principal, premium, if any, and interest on the notes. See "Information on the Company--Organizational Structure--Structure of the Acquisition and Refinancing." As a result of the foregoing and the current inability of AES Drax Holdings to service the Subsidiary Obligations, the enforcement rights under the Energy Intercreditor Deed may result in little or no recovery for noteholders.

     As part of the Standstill Agreement, debt service cover ratios were not calculated as of December 31, 2002 and AES Drax Holdings was not permitted to make any distributions to us. Since we had insufficient funds of our own, we were unable to make the full amount of the interest payment of $11.5 million and (pound)7.6 million due on the notes on February 28, 2003. Our failure to make the full amount of the required interest payment constitutes an event of default under the notes. On May 16, 2003 the trustee for the notes delivered to us a notice of acceleration declaring the notes to be immediately due and payable. If the security trustee for the noteholders serves a notice in writing to the security trustee for the bondholders and the holder of the Eurobonds, enforcement action, subject to certain conditions, may be commenced against AES Drax Energy after 90 days pursuant to the terms of the intercreditor arrangements although such enforcement rights may be worthless as described above.

   The notes are contractually and structurally subordinated to the indebtedness of our subsidiaries.

     We are a holding company with no material operations. Our subsidiaries conduct all of the group's operations and own all of the assets which generate the cash flow upon which we have been dependent to meet our obligations with respect to the notes. As a result, the notes are structurally subordinated to all indebtedness of our subsidiaries. We refer to AES Drax Holdings' direct obligations under the Eurobonds, the fixed coupons on the Eurobonds and the related swaps and the bonds, together with the related security arrangements, as the Subsidiary Obligations. The ability of our subsidiaries to make required payments under the Subsidiary Obligations and our subsidiaries' ability to pay dividends and other payments under the terms of the Subsidiary Obligations are dependent upon the operating performance of the Drax Power Station. The Subsidiary Obligations entered into in connection with the Acquisition and the issuance of the bonds restrict our subsidiaries' ability to pay dividends, make distributions or otherwise transfer funds to us. The Subsidiary Obligations require that, before paying dividends or making distributions or other transfers directly or indirectly to us, our subsidiaries must first pay other obligations, such as operating expenses, taxes and debt service, including debt service (after giving effect to any net payment under the AES Drax Swap (as defined under "Information on the Company--Financing")) under the Eurobonds and the bonds and fund reserve accounts relating to such debt. As a result of the developments described under "Information on the Company--Significant Developments During 2002 and Recent Developments" AES Drax Holdings was prohibited from making any distributions to us at December 31, 2002 and we were unable to make the required interest payments due on the notes in February 2003 and we are currently in default under the notes. Due to the contractual and structural subordination of the notes and insufficient cash flows from operations we do not expect to be able to satisfy any of our debt service obligations on the notes in the future.

   Cash flows from the operation of the Drax Power Station are not currently sufficient to satisfy the interest and principal payments on our Subsidiary Obligations. AES Drax Holdings and its subsidiaries are operating under a Standstill Agreement with certain of the senior creditors pending discussions on a restructuring of the Subsidiary Obligations and the outcome of those discussions cannot be predicted at this time. The Standstill Agreement is currently scheduled to terminate on May 31, 2003. The Standstill Arrangements do not contemplate a restructuring of Drax Energy's debt and the restructuring proposals do not provide for any recovery by noteholders.

     Cash flows from the Drax Power Station are not currently sufficient to satisfy the interest and principal payments on the Subsidiary Obligations and, absent a restructuring of such indebtedness, the senior creditors will be able to enforce security arrangements under intercreditor arrangements if certain conditions are satisfied. If the senior creditors enforce their security, we may lose control of the Drax Power Station and therefore will be unable to make any further payment on the notes.

     AES Drax has proposed a business plan and restructuring proposal relating to the Subsidiary Obligations certain sections of which were filed with the SEC by AES Drax Holdings on a Form 6-K on April 11, 2003. AES Drax's ability to implement the business plan and to satisfy the Subsidiary Obligations depends upon the successful implementation of a restructuring proposal. The key aims of the restructuring proposal are:

     o    to de-leverage the capital structure of the AES Drax companies;

     o to reduce debt with the proceeds of AES Drax's claim against TXU Europe resulting from termination of the Hedging Contract;

     o to preserve liquidity to mitigate the impact of potential prolonged low market prices or unexpected volatility; and

     o to benefit from the contributions of The AES Corporation to maximize value to AES Drax Holdings' creditors.

     The restructuring proposal is, we understand, subject to ongoing discussion with the steering committee representing the syndicate of banks that financed the Eurobonds and the members of the ad hoc committee formed by holders of the bonds (the "Committees"). We are not a party to, or able to predict the outcome of, these discussions. However, if the senior creditors withdraw their support for the restructuring process, it is likely that they will seek to enforce their rights under the terms of the Eurobonds, bank facility and bonds, as applicable. In addition, the Standstill Agreement currently terminates on May 31, 2003. It is unlikely that a restructuring will have been completed by May 31, 2003 and no assurance can be given that the Standstill Arrangements will be extended beyond such date. Moreover, the Standstill Arrangements do not contemplate a restructuring of the notes.

     The restructuring proposal, as currently contemplated, does not provide for any recovery by holders of the notes.

   We and our subsidiaries are substantially leveraged and have not been able to service our debt. Our subsidiary, AES Drax Holdings, is currently in default on its bonds and Eurobonds. Although AES Drax Holdings is currently in discussions with its senior creditors about a restructuring of the Subsidiary Obligations,we are not a party to such discussions and there are no assurances such restructuring will permit us to make any payments due on the notes.

     As a result of the Acquisition by AES Drax Limited ("AESD"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, of all the outstanding capital stock of AES Drax Power Limited, a private limited company organized under the laws of England and Wales and owner/operator of the Drax Power Station, the AES Drax group is highly leveraged. The AES Drax group's leverage and obligations have had and could have important consequences for the holders of the notes, including the following:

     o a significant portion of the Drax Power Station's cash flow from operations is dedicated to the payment of the AES Drax group's debt service obligations;

     o the AES Drax group's leverage has made it more sensitive to a downturn in general economic conditions and changes in market conditions which impact on electricity prices;

     o the AES Drax group's substantial indebtedness may limit the operating company's capacity to respond to market conditions (including its ability to make capital expenditures, or satisfy working capital, or other general corporate requirements) or to meet its contractual or financial obligations under which it is currently in default; and

     o the AES Drax group may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage. In addition, if and to the extent AES Drax requires additional financing in the future for working capital, capital expenditures or other general corporate purposes, the group's leverage may impair its ability to obtain such additional financing.

     Cash flow from the Drax Power Station's operations have not been sufficient to meet our obligations under the notes.

     AES Drax was unable to pay the interest due on the notes as at the end of February 2003. Because the conditions necessary to permit distributions by our subsidiaries could not be, and were not, satisfied on the relevant distribution dates, AES Drax Holdings was not able to make any distributions to permit the payment of interest.

     The debt service reserve accounts were substantially depleted at the time of the February 2003 interest payment and any future interest payments will require an outcome from the restructuring plan that will allow AES Drax Holdings to make the required distributions to us. No assurances can be given that any restructuring plan will provide for any recovery on the notes.

   The Hedging Contract was terminated on November 18, 2002. No alternative long-term electricity hedging arrangements have been entered into. As a result, the Drax Power Station is currently operating as a purely merchant power plant, fully exposed to market-related risks.

     On November 14, 2002, TXU Europe was required to make a (pound)49 million payment to AES Drax for power purchased in October under the Hedging Contract. TXU Europe failed to make the payment, and attempts to negotiate a solution acceptable to both parties were unsuccessful. On November 18, 2002, AES Drax terminated the Hedging Contract, with immediate effect, on the grounds of TXU Europe's failure to provide the credit support of approximately (pound)270 million required under the terms of the Hedging Contract.

     As a result of the termination of the Hedging Contract, the Drax Power Station now operates as a purely merchant facility dependent on revenues derived from sales of electricity under NETA. AES Drax is therefore exposed to market-related risks, including general economic conditions, electricity demand, weather and other circumstances beyond its control. The Hedging Contract accounted for approximately 60% of the revenues generated by AES Drax and payments under this agreement were significantly higher than AES Drax is currently receiving in the open market.

     See "Information on the Company--Significant Developments During 2002 and Recent Developments."

   Our subsidiary, AES Drax Holdings, entered into a Standstill Agreement with certain of its senior creditors, temporarily or permanently waiving certain defaults under the terms of the Subsidiary Obligations through the Standstill Termination Date. If a restructuring plan satisfactory to the senior creditors cannot be agreed, AES Drax may lose control of the Drax Power Station.

     On November 19, 2002, the TXU group, including TXU Europe (the counterparty to the Hedging Contract) and the guarantor of the Hedging Contract, TXU Europe Group plc ("TXU Europe Group"), was placed into administration. After termination of the Hedging Contract and the placing of the TXU group into administration, AES Drax secured the support of the bank lenders which indirectly financed the Acquisition (the "Senior Lenders") to address the liquidity needs of the project, including the provision of letters of credit required to support merchant trading of the Drax Power Station's output in the open market. AES Drax has submitted a claim for capacity damages of approximately (pound)266 million in accordance with the terms of the Hedging Contract as well as a claim of approximately (pound)85 million for unpaid electricity delivered in October and the first half of November. Any recoveries on these claims are pledged to secure AES Drax Holdings' obligations under the Subsidiary Obligations. The Hedging Contract accounted for approximately 60% of the revenues generated by AES Drax and payments under this agreement were significantly higher than AES Drax is currently receiving in the open market.

     On December 13, 2002, AES Drax Holdings signed the Standstill Agreement with certain of its senior creditors to provide time to put in place a debt restructuring relating to the Subsidiary Obligations. The Standstill Agreement provides temporary and/or permanent waivers by those senior creditors of defaults that have occurred or could occur up to the Standstill Termination Date in relation to the Senior Debt. The failure to implement a restructuring or agree an extension to the Standstill Termination Date could result in the Eurobonds and bonds being declared due and payable which would result in certain other financial obligations also becoming due and payable. The acceleration of AES Drax Holdings' outstanding indebtedness could result in the senior creditors enforcing their security, whereby we may lose control of the Drax Power Station and be unable to make any further payments on the notes.

UK TAX RISKS RELATING TO THE STRUCTURE OF THE ACQUISITION

   AES Drax's cash flows could be materially adversely affected if the tax treatment of the Acquisition structure is different than we expect.

     The financing of the Acquisition was structured to enhance the cash flows available to service the Subsidiary Obligations, and to make distributions sufficient to pay principal and interest on the notes. The structure is premised on the following key UK tax assumptions, which we refer to as the key tax assumptions:

     o interest payable with respect to the Eurobonds and the bonds will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief;

     o payments on the notes, the bonds and the Eurobonds will not be subject to UK withholding tax as a result of the notes, the bonds and the Eurobonds being eurobonds listed on a recognized stock exchange (within the meaning of Section 841 of the Income and Corporation Taxes Act of 1988), or otherwise;

     o there will be no UK tax levied on AES Drax Acquisition Limited in respect of the shares which it purchased from InPower Limited under certain forward purchase arrangements;

     o there will be no apportionment under the controlled foreign company rules of any chargeable profits and creditable tax to us or AES Drax Acquisition Limited in any accounting period of either company under UK tax law; and

     o    the Eurobonds will not be repaid early.

     The above is not a full list of the UK tax assumptions on which the Acquisition structure is premised. If any of the above or other tax assumptions prove to be incorrect, it could materially adversely affect our current levels of cash flows.

     On April 24, 2002 the UK Inland Revenue issued guidance on the application of certain legislation relating to interest deductions. The guidance does not have the force of law but, if it proves to be a correct interpretation of UK law, the Inland Revenue could seek to challenge the interest deduction on the Eurobonds. If such a challenge were to be successful, it could result in a part of the interest on the Eurobonds not being deductible which would impact our tax charges.

RISKS RELATING TO OPERATION OF THE DRAX POWER STATION

Dependence Upon Operations of the Drax Power Station

   Our ability to make payments under the notes has been dependent entirely on the successful operation by AES Drax of the Drax Power Station. Although the Drax Power Station has generally operated as expected, market and other factors have resulted in insufficient cash flows to meet the Subsidiary Obligations as well as our obligations under the notes.

     Our ability to make any payments of principal, premium, if any, interest and other amounts on the notes has been dependent entirely on the successful operation of the Drax Power Station, as this is the only operating asset in our group.

     The initial assumptions on which the AES Drax companies relied when making the original investment assumed that it would have the protection of its long-term Hedging Contract with TXU Europe and that electricity prices would remain at a certain level. Since the acquisition of the Drax Power Station and the issue of the notes electricity prices have declined on average by approximately 40% and in November 2002 our Hedging Contract with TXU Europe was terminated and the TXU group entered into administration. These events have materially adversely affected the operating performance of the Drax Power Station and is largely responsible for the inability to generate cash flows sufficient to satisfy all of the financial obligations incurred in connection with the Acquisition.

     The successful operation of the Drax Power Station is affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Changes in these factors could make it more expensive to operate the Drax Power Station, could require additional capital expenditures or could reduce certain benefits currently available. In addition to the other risks identified in this section, a variety of other risks may affect the Drax Power Station, some of which are beyond our control, including:

     o the Drax Power Station could perform below expected levels of output or efficiency;

     o    coal supply could be interrupted or unavailable;

     o    operating costs could increase;

     o delivery of electrical energy to and from the Drax Power Station by and to The National Grid Company plc ("NGC") could be disrupted;

     o environmental problems could arise which could lead to fines, curtailment or a shutdown of the Drax Power Station and new environmental legislation or regulations could require an increase in operating or capital expenditure or a constraint on the output of the Drax Power Station;

     o    the units and equipment could break down or fail in the future;

     o    the Drax Power Station could suffer labor disputes;

     o the UK Government could change permit or governmental approval requirements which could result in curtailment of the output of the Drax Power Station or otherwise affect the operating environment of the Drax Power Station;

     o third parties could fail to perform their contractual obligations, as in the case of TXU Europe;

     o catastrophic events, such as fires, earthquakes, explosions, floods, severe storms or other occurrences, could affect the Drax Power Station, NGC or any of the principal suppliers of coal and other inputs;

     o new energy technologies could make the plant obsolete or less competitive; and

     o two-shifting could lead to a higher rate of tube leaks and other outages.

     We cannot assure you that none of these events will happen.

Dependence Upon Performance by Third Parties

   Our ability to generate cash flow to make any payments on our debt obligations depends on unrelated third parties fulfilling their commitments. Even if third parties fulfill these obligations, we do not expect to generate sufficient cash to make any payments on the notes.

     Our ability to make payments of principal, premium, if any, and interest on our debt obligations, may be materially and adversely affected by the performance of third parties, whom neither we nor any other AES Drax company control, under commercial agreements to which AES Drax is a party. For example, TXU Europe and TXU Europe Group, the parent of TXU Europe, failed to perform their obligations under the Hedging Contract and the related guarantee, respectively. The Hedging Contract was terminated and no alternative long-term hedging arrangement exists. As a result, the Drax Power Station is currently operating under its Electricity Contracting Policy (a policy agreed with the senior creditors) as a purely merchant power plant, selling electricity under trades covering periods of between 30 minutes and several months ahead and is entitled to sell electricity forward for a period not exceeding December 31,

2003. However, the ability of the Drax Power Station to sell electricity forward is constrained not only by the Electricity Contracting Policy but also by the availability of credit to support trading in form of letters of credit issued to AES Drax's trading counterparties.

     Other third parties upon whom AES Drax depends include, among others:

     o Innogy plc (formerly National Power plc) under an IT Support Services Agreement and Technical Support Agreement;

     o UK Coal Limited (formerly RJB Mining (UK) Limited) under the Agreement for the Sale of Coal;

o NGC under the Connection and Use of System Code, which relate to the transmission of power to and from the Drax Power Station;

o    Signatories to the Balancing and Settlement Code; and

o Buxton Lime Industries Limited and its affiliates under the Limestone Supply Agreement.

     We refer to these commercial agreements, together with the other documents and agreements relating to the Drax Power Station, as the project documents.

     AES Drax may not be able to obtain alternative customers, supplies, goods or services to cover non-performance of third parties if any of these third parties:

o    claim that their project documents were not duly authorized by them;

o    repudiate their obligations under their project documents;

o    fail to perform their contractual or other obligations;

o are excused from performing their obligations because AES Drax has failed to perform its obligations or because an event has occurred outside of AES Drax's or their control; or

o become unable to perform their obligations under their project documents due to bankruptcy, insolvency or any similar occurrence.

RISKS RELATING TO SUPPLY

   Following the expiry of the coal supply agreements, the Drax Power Station may be adversely affected by an inability to obtain coal at reasonable prices.

     AES Drax has entered into an agreement to obtain coal supplies from UK Coal Limited (formerly RJB (UK) Mining Limited), covering approximately two-thirds of its coal requirements from 2001 through to 2005, as well as several small short-term supply contracts with other UK coal producers. As part of the restructuring process, the strategy that AES Drax will employ in relation to coal purchasing will be under consideration in conjunction with the senior creditors.

     Coal can be purchased on a long-term, medium-term or spot basis. Although medium- to long-term contracts may offer a degree of security of supply to the purchaser, historical figures indicate that spot buying is a more cost-effective option. Conversely, although the international spot market for coal is relatively large, there can be no assurance of availability of supply if medium- to long-term contracts are not entered into. In either case, AES Drax relies on third-party suppliers for the delivery of coal and it is exposed to the risk of non-performance by these parties.

     There can be no assurance that fuel prices will not increase or that increased fuel prices would not have a material adverse effect on AES Drax's results of operations which could adversely affect free cash flows generated by AES Drax.

Dependence on Local Resources

   AES Drax may incur additional costs if it is to dispose of ash locally or have access to the local water supply.

     Ash produced by the Drax Power Station is currently sold or deposited in the Drax Power Station's Barlow ash disposal site. Although it is anticipated that there will be sufficient capacity at the site until at least 2014, this may change due to any increase in total electricity generation or any decrease in ash sales. At that time, AES Drax will be required to obtain regulatory approvals in order to expand the Barlow ash disposal site. If the ash is required to be disposed of at other sites, AES Drax may incur additional costs.

     The Drax Power Station currently abstracts a large portion of the water used in its operations from the river Ouse and supplements the supply with on-site groundwater. The UK Environment Agency has indicated that it may reduce the allowable quantities of water to be abstracted under the AES Drax license and may significantly increase license fees. During 2002 such fees increased by approximately 4.8% and the same fees for 2003 are estimated to increase by a further 4.1%. (See also "Information on the Company--Environmental Matters and Regulation--Future Legislation.") If the lower levels of abstraction are not sufficient to service the Drax Power Station's needs, the plant may need to use recycled effluent part of the time, which is likely to cause increased operating and maintenance costs. In addition, capital expenditures may be necessary if the capacity of the effluent treatment plant is not sufficient to treat the required quantities.

RISKS ARISING FROM THE MARKET, REGULATION AND DEREGULATION

Dependence on the Market for Electricity in England and Wales

   AES Drax's ability to generate cash flow depends on the Drax Power Station's ability to sell power.

     The market for wholesale energy, installed capacity and ancillary services in England and Wales is largely deregulated. Owners of electricity generation facilities such as AES Drax are not guaranteed any specified rate of return on their capital investments or recovery of their costs. Therefore, the revenue generated is dependent on electricity trading contracts which AES Drax may enter into from time to time with trading counterparties which, as a merchant plant, forms the bulk of the revenue of AES Drax. In addition, AES Drax may sell its output in the balancing mechanism under NETA. Among the factors that will influence prices AES Drax can obtain for its energy, all of which factors are beyond AES Drax's control, are:

     o the impact of extended periods of low electricity prices due to significant over-capacity of generation, increased competition and a lack of incentive for companies to invest in constructing and commissioning new power plant;

     o failure to enter into bilateral contracts for sales of energy or installed capacity due to, among other things, availability of credit support for trading;

     o the likelihood of more stringent environmental regulations in the UK which could restrict the Drax Power Station's ability to operate or affect its competitiveness relative to other power stations.

     o a decrease in natural gas prices relative to coal, which would make gas-fired power stations more competitive with the Drax Power Station;

     o    prevailing market prices for coal;

     o the extent of additional supplies of electric energy, installed capacity and ancillary services from current competitors of the Drax Power Station or new market entrants, including sales from foreign electricity producers into the UK, and the development of new power stations that may be able to produce energy less expensively than the Drax Power Station;

     o the effect of NETA on customers and competitors in the electricity supply market and how certain competitors deal with excess supply or low market prices. Certain competitors have already mothballed plant and there has been a tightening of credit requirements following the demise of Enron;

     o    the impact of the support provided by the UK government to British
          Energy;

     o the extended operation of nuclear generating plants selling electricity under NETA or otherwise and in adjacent markets beyond their presently expected dates of decommissioning;

     o the extent of additional supplies of energy or energy-related services resulting from an increase in physical transmission capacity in the wholesale electricity trading market or otherwise;

     o    weather conditions prevailing in England and Wales from time to time;

     o the possibility of a reduction in the projected rate of growth in electricity usage as a result of such factors as regional economic conditions and the implementation of conservation programs; and

     o export power transmission constraints, which would limit the ability of the Drax Power Station to sell energy, installed capacity and ancillary services in adjacent markets in which prices may be higher than otherwise.

     As a result of a number of the factors cited above the Drax Power Station has not been able to generate sufficient cash to satisfy all of its Subsidiary Obligations and is currently in discussions with its senior creditors about a debt restructuring. See "Information on the Company--Significant Developments During 2002 and Recent Developments" and "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     Any such restructuring may well prevent any distributions to permit any payments to be made on the notes or otherwise provide for no recovery on the notes.

Changes in Electricity Regulation Applicable to England and Wales

     In connection with the concerns of OFGEM, the principal regulator of the electricity industry in England and Wales, which we sometimes refer to herein as the Regulator, over the fairness and transparency of the pricing mechanism for electricity in England and Wales, the UK Government replaced the pool arrangements for the trading of wholesale electricity in England and Wales with NETA, which was implemented on March 27, 2001. NETA was implemented to improve market information and transparency, enhance liquidity and reduce the opportunities for the exercise of market power by generators. There have been numerous changes implemented in the two years since NETA was implemented and energy regulation continues to change and develop. Although NETA has impacted electricity prices, NETA has not generally been considered to be the principal underlying cause behind the decline in UK power prices; this is more likely due to the over-capacity in the UK generation market, increased competition and fragmentation of the market. As a result, we cannot assure you that further development of NETA will not have a significant adverse effect on AES Drax's revenues and its ability to pay dividends to its shareholders in amounts which will enable us to meet our obligations under the notes. Failure to receive dividends indirectly from AES Drax will materially adversely affect our ability to make any payments on the notes.

     NETA includes a Balancing and Settlement Code: if a generator's output does not match its contracted position, it is required to pay out-of-balance charges and/or penalties. If AES Drax is unable physically to generate to its contract position, the payment of such out-of-balance charges and/or penalties could be significant.

     The electricity industry in England and Wales is subject to extensive legal and regulatory controls to ensure, among other things, that reasonable demand for electricity is satisfied, that proper safety standards are maintained and that competition is promoted in the electricity generation and supply markets. It is expected that the regulators will continue to scrutinize closely the electricity industry and may from time to time intervene in a manner that may have a material impact on future revenues to be earned from the Drax Power Station.

     The operations of the Drax Power Station could be adversely affected if it cannot comply with regulatory standards.

     The Drax Power Station is subject to extensive EU, national and local statutory and regulatory standards, laws and regulations governing, among other things, limits on discharges to air and water, noise emissions, the generation, storage, handling and use of waste and health and safety standards. The Drax Power Station is also required to maintain numerous permits and governmental approvals for its operations. In the ordinary course of its business, the Drax Power Station has pending applications for new, or renewals for existing, permits and governmental approvals. Such pending applications relate to increased limits on SO2 emissions and the ability to burn biomass in lieu of coal and petcoke. If AES Drax fails to obtain, renew or maintain the permits and governmental approvals required to operate the Drax Power Station or to comply with, or to satisfy new conditions of, such standards, laws, regulations, permits and governmental approvals, it could incur material costs or liabilities, fines or penalties or other sanctions, including the limitation or suspension of operations.

     Because the laws and regulations affecting the Drax Power Station and AES Drax are complex, constantly changing, possibly applied retroactively and generally becoming increasingly stringent, changes in these laws and regulations may cause increased compliance costs, the need for additional capital expenditures or the reduction of certain benefits currently available to the Drax Power Station. These laws and regulations could also expose AES Drax to liabilities, including remediation liabilities, relating to previous operations or for actions taken or conditions caused by third parties. Under the terms of the project documents, AES Drax is responsible for paying all costs resulting from changes in or enforcement of all statutes, regulations and permits. AES Drax's failure to comply with any such statutes or regulations or any change in the requirements of such statutes or regulations could result in civil or criminal liability, the limitation or suspension of operations, imposition of clean up liens, fines or penalties and large expenditures. We cannot assure you that the Drax Power Station has been or will be at all times in complete compliance with such standards, laws, regulations, permits and governmental approvals or that AES Drax will not incur material costs, liabilities, fines or penalties or suffer other sanctions, including the limitation on or suspension of operations in the future. Further, we cannot assure you that the costs of complying with current and future environmental and health and safety standards, laws and regulations and any liabilities arising from current or past operations will not adversely affect AES Drax's business, results of operations or financial condition.

Uncertainties Associated with Insurance

   Although AES Drax is required to maintain insurance under the Subsidiary Obligations and the indenture for the notes, loss proceeds might not be sufficient to satisfy our obligations under the Subsidiary Obligations and the notes.

     Under the original terms of the Subsidiary Obligations, AES Drax was required to maintain property, business interruption, earthquake, catastrophic and general liability insurance for the Drax Power Station in accordance with the minimum insurance requirements contained in such financing documents. AES Drax was unable to obtain insurance in accordance with the minimum insurance requirements under the bond indenture, therefore, following discussion with the Senior Lenders, it was agreed that AES Drax would seek to renew the insurance on the basis of material damage cover only initially and during the 6 month period following November 27, 2002 would examine the options for re-introducing business interruption coverage. Accordingly, in November 2002, AES Drax Holdings entered into a supplemental indenture with respect to the bonds to amend the minimum insurance requirements to reflect the following:

     (i) A maximum deductible not to exceed (pound)5 million each and every loss and which shall not be subject to an annual aggregate deductible.

    (ii) The minimum sum insured shall be $1 billion ((pound)600 million) in respect of Property (Material Damage) "All Risks" Insurance. Business interruption insurance shall not be required for a period of six months from November 27, 2002.

     The premium under AES Drax's current coverage is approximately (pound)5.2 million per annum (plus Insurance Premium Tax (IPT)), a reduction of approximately (pound)6 million from our previous annual premium, in part due to the coverage not including business interruption.

     We cannot assure you that these insurance policies will be available in the future on commercially reasonable terms or that the amounts for which AES Drax is insured or which AES Drax receives under such insurance policies will cover all losses. If AES Drax suffers an insurable loss, the insurance proceeds received by it may not be sufficient to cover the business loss, to repair and reinstate the affected facilities or to satisfy all the Subsidiary Obligations and payments of principal, premium, if any, interest and other amounts on the notes. Given the historically cyclical nature of the insurance market, while the insurance premiums originally forecast for the life of the Subsidiary Obligations were, in the view of the independent insurance adviser, reasonable estimates in light of current market conditions, actual premiums may be significantly higher than those projected.

Item 4.  Information on the Company

History and Development of the Company

   The Drax Power Station

     The Drax Power Station is a 3,960MW (gross) pulverized coal-fired power station located in North Yorkshire, England on the banks of the river Ouse between the towns of Selby and Goole. In the year ending December 31, 2002, the Drax Power Station accounted for approximately 8% of electricity generated in England and Wales. It is one of the largest coal-fired power stations in Western Europe. For a summary of AES Drax's intended operating strategy for the Drax Power Station, see "--Business Overview--Business Strategy."

     The Drax Power Station was commissioned in two 1,980MW stages in 1974 and 1986, respectively, and comprises six 660MW (gross) coal-fired steam turbine generating units and three operational 25MW gas-oil fired open-cycle gas turbine
(OCGT) generating units. Each of the 660MW units is designed to operate wholly independently, being able to be dispatched, ramped up or down and put on or off line without affecting the operating capabilities of the other units. Additionally, the Drax Power Station has the capacity to start up and shut down on a daily basis, each within a relatively short period of time giving it the ability to run during times of high market prices and shut down during times of low market prices. We refer to this capacity as an ability to operate on a two-shift basis.

     The Drax Power Station was constructed by the Central Electricity Generating Board, which we refer to as the CEGB. The CEGB's large base load power stations are noteworthy for their technical reliability and longevity. Base load generating facilities are electric generating stations that are on line (synchronized with the grid) at full capacity or near full capacity almost all of the time. The Drax Power Station has historically demonstrated high availability and net thermal efficiency.

     The Drax Power Station is fully fitted with wet limestone-gypsum Flue Gas Desulphurization, referred to as FGD, which was commissioned in the early 1990s. The FGD plant has an original design life of 40 years and is currently the largest of its kind in the world, capable of removing at least 90% of the sulfur dioxide ("SO2") from boiler gases emitted from coal that has a sulfur content of up to 2.8% by weight. As a result, with the FGD system, the Drax Power Station is able to burn coal from a variety of sources and remain in compliance with the currently applicable environmental standards.

     The Drax Power Station is located on a site of approximately 1,850 acres. It has road and rail access and is close to supplies of coal, cooling water and limestone.

Significant Project Parties

     Set forth below is a diagram indicating the principal contracts and contract parties either providing inputs to or purchasing electricity or other outputs from the Drax Power Station. The details of the agreements with the parties included in the table below are described in the "Summary Description of the Principal Agreements Relating to the Acquisition", which has been incorporated by reference herein from our F-4 Registration Statement, except that the Hedging Contract was terminated on November 18, 2002 as described below in "Operating and Financial Review and Prospects -Termination of the Hedging Contract." In addition, on April 28, 2003, the ash marketing agreement with National Ash was replaced by a contract with Hargreaves Coal Combustion Products, the summary terms of which are described below.

                               [GRAPHIC OMITTED]

Ash Marketing Agreement

     Under an ash marketing agreement AES Drax has appointed Hargreaves Coal Combustion Products Ltd ("Hargreaves CCP") as its ash-marketing manager, effective from April 29, 2003. The agreement continues in force for a period of three years unless extended by the parties or terminated in accordance with its terms. The ash marketing agreement sets out the services that Hargreaves CCP will provide in its capacity as ash marketing manager, including sales and marketing, customer and account management and product development. In exchange for the service elements AES Drax will pay Hargreaves CCP an annual fee of (pound)144,000 set at current sales volumes of 77% of ash products produced. An additional incentive payment will be payable of up to (pound)20,000 for a maximum sales volume of 100% achieved. AES Drax does not warrant the quality of ash supplied under the ash marketing agreement or its suitability for any particular purpose.

     Liability. The total aggregate liability of Hargreaves CCP shall not exceed the contract value.

     Force Majeure. An event of force majeure may suspend the exercise of rights and performance of obligations by each party. If any such event of force majeure continues for six months, either party may terminate the agreement.

     Indemnification. Hargreaves CCP will indemnify AES Drax against all claims and liabilities arising from any contract of employment (including on termination) with, or any duty or liability of AES Drax to, any Hargreaves CCP employee engaged to provide services under the agreement.

     Termination. AES Drax may terminate the agreement upon breach of a material obligation that is not remedied within 30 days after receipt by Hargreaves CCP of notice from AES Drax and also in the event of certain insolvency or enforcement events. Hargreaves CCP may also terminate the agreement 30 days after the receipt by AES Drax of notice from Hargreaves CCP of the occurrence of certain material breaches and on the occurrence of any insolvency or enforcement events or if payments due to Hargreaves CCP in respect of the provision of the services are not received for a period of 60 days and remain unpaid and not disputed in good faith for 30 days from the date on which Hargreaves CCP provides written notice to AES Drax. AES Drax has the right to terminate at any time and for any reason giving Hargreaves CCP 30 days written notice. AES Drax shall pay Hargreaves CCP fair and reasonable compensation for the work-in-progress at the time of termination but such compensation shall not include loss of anticipated profits or any consequential loss.

Financing

     The financing of the Acquisition and the subsequent refinancing of certain bridge loans (through the issue of the notes) was structured to enhance the cash flows available to service the Eurobonds, certain related swaps and the bonds and to make distributions, including to enable us to service the notes. AES made an aggregate equity contribution to the AES Drax group of companies of (pound)413 million, which contributed towards a total funding cost of the Acquisition of (pound)1,963 million. The financing of the Acquisition and the related transactions were structured as follows:

     o The cost of the Acquisition was funded by (i) AES Drax Holdings issuing the Eurobonds ((pound)1,725 million), which were subscribed in full by InPower Limited and the proceeds of which were contributed to AESD, and (ii) (pound)189 million of equity contributed indirectly to AESD by AES (a portion of AES's total equity contribution of (pound)413 million).

     o The subscription price for the Eurobonds was funded by InPower Limited (i) receiving a secured bank loan of (pound)1,300 million, which we refer to as the Bank Facility, and (ii) selling a future right to subscribe for shares of AES Drax Holdings to AES Drax Acquisition Limited for an upfront payment of (pound)425 million.

     o The forward purchase of shares was funded by AES Drax Acquisition Limited receiving (i) (pound)221 million by way of equity contributions funded with a portion of the proceeds of the (pound)250 million in bridge loans borrowed by AES Drax Power Finance Limited (reduced by financing costs and the funding of the first year's interest payments required by the bridge loans retained by AES Drax Power Finance Limited and after expenses) and (ii) (pound)224 million of additional equity contributed indirectly by AES (the remaining portion of AES's equity contribution).

o The proceeds from the issuance of the notes together with amounts in the AES Drax Power Finance Limited debt service reserve account were used to refinance the bridge loans made by affiliates of the initial purchasers of the notes to AES Drax Power Finance Limited referred to above in an aggregate principal amount of (pound)250 million, plus accrued interest to the date of repayment. The remaining portion of the proceeds of the notes were used to fund a debt service reserve account for the notes as well as to pay certain fees and expenses related to the offering of the notes.

     AES Drax Holdings' payment obligations under the Eurobonds are guaranteed by AES Drax Acquisition Limited, AES Drax Electric Limited, AES Drax Limited, AES Drax Power Limited and AES Drax Financing Limited. These guarantees are secured by mortgages and charges over the assets of these companies, including share mortgages. The holders of the bonds receive the same guarantees, rank pari passu with and share in the same security arrangements with the fixed coupons on the Eurobonds and amounts due to counterparties under AES Drax's and AES Drax Holdings' currency and interest rate swaps and senior to (in right of distribution of proceeds from any enforcement), among other things, payment of the principal of the Eurobonds.

     The primary source of funds for InPower Limited to repay the Bank Facility is payment of fixed coupons on the Eurobonds, together with certain swaps. InPower Limited's rights and obligations under the Bank Facility are substantially the same as AES Drax Holdings under the terms and conditions of the Eurobonds. Repayments under the Bank Facility are an obligation of InPower Limited and are not an obligation of AES Drax Holdings or any of its affiliates. However, InPower Limited and BondPower Limited, as assignee of the principal on the Eurobonds, have secured InPower Limited's obligations under the Bank Facility by a first priority charge over the Eurobonds (including the coupons) in favor of the syndicate of banks under the Bank Facility, the Senior Lenders. Therefore, the Senior Lenders benefit indirectly from the security and guarantees granted to InPower Limited and BondPower Limited in respect of the Eurobonds (including the coupons).

     In connection with the issuance of the bonds on August 2, 2000, the proceeds were applied to prepay a portion of the fixed coupons on the Eurobonds and, in turn, to reduce the amount outstanding under the Bank Facility. In connection with such prepayment, the Senior Lenders, InPower Limited and BondPower Limited agreed to security arrangements whereby the proceeds of any security will be shared on a pari passu basis between, inter alia, the bonds and the fixed coupons on the Eurobonds (and indirectly the Bank Facility). Voting rights, in respect of the Eurobonds, will be exercised by the trustee for the Eurobonds acting, ultimately, on the instructions of the Senior Lenders pursuant to the security documents in respect of the Bank Facility among others. See "Discussion and Analysis of Financial Condition--Intercreditor Arrangements" in the F-4 Registration Statement, which description is hereby incorporated by reference herein.

Organizational Structure

Structure of the Acquisition and Refinancing

     Set forth below is the structure established in connection with the acquisition of the Drax Power Station and refinancing of the project and reflecting the transfer of AES Drax Financing Limited's shares in AES Drax Limited to AES Drax Electric Limited in 2002. This structure includes certain entities unaffiliated with AES that were included in the Acquisition as part of its financing to maximize cash flows. On November 18, 2002 AES Drax Financing Limited sold its 10% stake in AES Drax Limited to AES Drax Electric Limited. Except as otherwise stated, shareholdings are 100%.

                               [GRAPHIC OMITTED]

The Company, its Guarantors and AES

The Company

     We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. We were incorporated on February 28, 2000 in order to issue the notes. Our only asset is 99% of the issued and outstanding share capital of AES Drax Power Finance Limited, and all of the issued and outstanding share capital of AES Drax Energy II Limited, which owns the remaining 1% of the share capital of AES Drax Power Finance Limited. AES owns indirectly all of our capital stock. The mailing address of our principal offices is 18 Parkshot, Richmond, Surrey TW9 2RG, United Kingdom (Telephone +44(0) 207 334 5300).

Our Guarantor

     The guarantor under the notes is AES Drax Power Finance Holdings Limited, a company incorporated under the laws of England and Wales on November 12, 1999. The guarantor's only asset is all of our issued and outstanding share capital, which it has pledged as security for its limited guarantee of our obligations under the notes. The guarantor has no previous operating history as it was formed solely for the purpose of acquiring the Drax Power Station. The mailing address of the guarantor's principal executive offices is 18 Parkshot, Richmond, Surrey TW9 2RG, United Kingdom (Telephone +44(0) 207 334 5300).

AES

     The AES Corporation ("AES"), founded in 1981, is a leading global power company. AES's goal is to help meet the world's need for electric power in ways that benefit all of its stakeholders. AES participates primarily in four lines of business: contract generation, competitive supply, large utilities and growth distribution. The contract generation line of business consists of multiple power generation facilities located around the world that, provided that the counterparty's credit remains viable, have entered into power purchase agreements with initial durations of 5 years or greater accounting for 75% or more of their capacity. The competitive supply line of business consists of generating facilities that sell electricity directly to wholesale customers in competitive markets. These generating facilities generally sell less than 75% of their output pursuant to long-term contracts with pre-determined pricing provisions and/or sell into power pools under shorter-term contracts or into daily spot markets. The large utility business is comprised of three utilities in the United States, Brazil and Venezuela, respectively. All are of significant size and in most cases combine generation, transmission and distribution capabilities and are subject to extensive local, state and national regulation. The growth distribution line of business includes distribution facilities facing particular challenges relating to operational difficulties that are located in emerging markets and often offer significant potential for improved financial and operational performance.

     Restructuring

     In 2002, AES established a Restructuring Office, formerly referred to as the Turnaround Office, to focus on improving the operating and financial performance of, selling or abandoning certain of its underperforming businesses. Businesses are considered to be underperforming if they do not meet AES's internal rate of return criteria, among other factors. The Restructuring Office is actively managing the AES Drax companies as well as other of AES's businesses. AES is evaluating whether the profitability and cash flows of such businesses can be sufficiently improved to achieve acceptable returns on its investment, or whether such businesses should be disposed of or sold. It is possible that the restructuring efforts will change the ownership structure or the manner in which a business operates.

     Also in 2002, AES changed certain senior management positions, including the Chief Executive Officer position. These changes were accompanied by a shift in management philosophy to a more centralized organizational structure in certain functional areas.

     AES has announced a number of strategic initiatives designed to decrease its dependence on access to the capital markets, strengthen its balance sheet, reduce the financial leverage at the parent company and improve short-term liquidity. In 2002, AES took $2.3 billion of asset impairment charges at Drax, Barry, Eletropaulo and CEMIG.

Business Overview

Property, Plant and Equipment

     The Drax Power Station

     Consisting of six 660MW boiler turbine generators with a nominal installed aggregate capacity of 3,960MW, the Drax Power Station has consistently demonstrated high availability and efficiency. The Drax Power Station reflects a high standard of design and construction typical for large base load power stations constructed by the CEGB, the predecessor owner before the privatization of National Power plc. Six open cycle gas turbine generating units were originally installed at the station in a separate generation turbine house, exhausting through a common stack to provide standby power to start up the main generating plant. Only three open cycle gas turbines (Units 9, 10 and 12) are now operational although the other three could be re-commissioned if required. The three operational open cycle gas turbines, which have an installed capacity of 35MW, are only tested to 25MW at quarterly intervals since this is now their contracted requirement under the ancillary services agreement with NGC.

     The Drax Power Station was constructed in two phases with the first three 660MW units installed in 1974, and the second three units installed in 1986. In the early 1990's FGD was retrofitted to all six units, enabling the station to operate within currently applicable environmental emission restrictions. The Drax Power Station has, historically, demonstrated high availability (it has averaged 87% over the last five years) and net thermal efficiency of approximately 38%, which compares favorably with the range expected for similar large coal-fired power stations of 35% to 39%. In 2002, there was a decline in both availability and net thermal efficiency as a result of the impact of the lower generation levels and increased number of starts (each start results in an element of plant damage). Much of this was caused by the manner in which TXU Europe called power from the plant under the Hedging Contract, which resulted in an increased level of two-shifting.

     The Drax Power Station has a secure connection to the grid exporting power at 400KV. It can import power from a 132KV outdoor substation adjoining the site (controlled by Yorkshire Electricity) for internal consumption (some of the works power must be imported from the substation).

     The Drax Power Station is fully fitted with FGD, commissioned in the early 1990s. The FGD plant has an original design life of 40 years and is currently the largest of its kind in the world, capable of removing at least 90% of the sulphur dioxide (SO2) from boiler gases emitted from coal with sulphur content of up to 2.8% by weight. Most coal available in England and Wales, including from the Selby pit (currently its main supplier though the owner of the pit, UK Coal Limited, has announced that it will be phasing out production at Selby with it closing in early 2004), meets this criteria and large quantities of coal available on the international market has an even lower average sulphur content that allows the Drax Power Station to comply with applicable limits on sulphur dioxide emissions. As a result, with the FGD system, the Drax Power Station is able to burn coal from a variety of sources while in compliance with the currently applicable environmental standards. See "--Impact of Fuel Supply Changes".

Changes to the Electricity Market in England and Wales

     Until March 27, 2001, electricity in England and Wales was traded between generators and suppliers through a day-ahead market in England and Wales, known as the Pool, which was administered by NGC. The Pool was used to determine which generating sets are called to satisfy demand at any particular time and what price was received by them. This price was set by the marginal price for sales of electricity as described in "--The Electric Industry in England and Wales" below.

     The New Electricity Trading Arrangements, which we refer to as NETA replaced the Pool on March 27, 2001. NETA includes a long-term forward and futures market, a voluntary bilateral market, a balancing market allowing last minute trading to take account of immediate supply and demand imbalances and a settlement process, replacing the Pool with a mixture of bilateral and traded contracts. OFGEM (formerly OFFER), the principal regulator of the electricity industry in England and Wales, intends that NETA should assert downward pressure on prices through more competitive and efficient trading and facilitate greater market price transparency and increased flexibility to meet demand by trading closer to real time. See "--The Electricity Industry in England and Wales--Regulation under the Electricity Act 1989 and the Utilities Act 2000".

     The Utilities Act 2000, which we refer to as the Utilities Act, became law on July 28, 2000. Pursuant to powers under the Utilities Act, electricity licenses were modified in order to conform them to NETA.

Coal Supply

     AES Drax's coal supply is currently met through an agreement with UK Coal Limited to obtain coal supplies covering some two-thirds of its coal requirements from 2001 through to 2005 and several small short-term contracts with other UK coal suppliers.

     Most of the coal is delivered to the site by rail, but road transport, although more expensive, is also possible, subject to certain limits under licenses. The rolling stock for transporting the coal is provided by English, Welsh and Scottish Railway Limited and Freightliner Heavyhaul Limited. In addition, there is a storage capacity at the site of about 3.1 million tonnes. As at March 31, 2003 approximately 750,000 tonnes were held in stock, an amount sufficient to satisfy between four to five weeks of electricity generation at full load. The minimum amount required for compliance with the Bank Facility is 700,000 tonnes.

     The Drax Power Station has successfully completed coal burning trials on coals from United States, South African and UK pits (other than Selby, its current main supplier) and, as a result, AES Drax believes that coal from other sources can be utilized if and when necessary. Although the existing coal blending facilities limit the capacity to blend different types of coal, an upgrade could be implemented depending upon AES Drax's coal purchasing strategy.

     The Drax Power Station's FGD provides a competitive advantage in designing a fuel procurement strategy as it enables a range of coals, including those with a relatively high sulphur content, to be burned while generally remaining in compliance with applicable environmental standards. The coal storage facilities provide further flexibility as, in the event a given coal supplier fails to meet its obligations, the storage facilities allow the Drax Power Station to continue to operate for up to five weeks while locating another source of coal supply.

     The coal handling system is configured in accordance with industry practice and has a level of redundancy consistent with its CEGB heritage. In recent years the plant has undertaken significant remedial work, including upgrading and replacing the mobile plant. Therefore, other than overhauls, no further major expenditures are currently expected. Upgrades of the rest of the system have also been undertaken which now provide the Drax Power Station with a processing capacity of up to 3,800 tonnes per hour.

Impact of Fuel Supply Changes

     The closure of the Selby mine complex in Spring 2004 will potentially increase the average level of sulphur in the coal supplied to AES Drax. Approximately 50% of the coal consumed at AES Drax is currently supplied from the Selby mine which has a low/medium sulphur content of around 1.1%. UK Coal Limited has recently issued a written statement to the effect that when Selby coal is replaced from other UK sources, the average level of sulphur will increase to 1.9%. In anticipation of this change in quality, AES Drax submitted an application to the Environment Agency in December 2002 for an increase to its annual SO2 emission limit (contained in its Integrated Pollution Control Authorization (see "--Environmental Matters and Regulation--Integrated Pollution Control") to 60,000 tonnes per annum. However, there is no obligation on AES Drax under its current contractual arrangements with UK Coal Limited to accept coal with a sulphur content higher than the maximum annual sulphur limit currently specified in the contract with UK Coal Limited of 1.35%.

     This recent submission is an annex to an earlier application made in July 2000 based on the same request to increase SO2 emissions. At that time, the Environment Agency concluded that there was insufficient information to justify an increase in SO2 limits, based on the sulphur content of coal. However, the Environment Agency conceded that it would consider any future scenarios in the light of changes in fuel availability.

     The Environment Agency has recently requested that AES Drax provide detailed justification to support the assertion that the coal sulphur content of the fuel from UK Coal Limited will increase to 1.9%, and to provide other options for supplying lower sulphur coal. AES Drax is considering alternative coal supply sources. This issue is currently the subject of discussions between AES Drax and UK Coal Limited and other coal suppliers.

Alternative Fuels

     AES Drax is exploring the possibility of burning alternate fuels at the Drax Power Station, two of which are petcoke and certain forms of biomass.

Operation and Maintenance History

     Routine maintenance, excluding repair of defects responsible for forced outages, comprises the following:

   Planned Maintenance

     Until 2002, the Drax Power Station's planned maintenance strategy comprised the following:

     o Major outage of approximately twelve weeks duration for each unit every six years;

     o    Interim outage of 3 weeks (prior to 1996) and 4.5 weeks
          (subsequently) duration for each unit every three years, principally for boiler burner refurbishment; and

     o Intermediate inspections (on-load inspections) for each unit at 18 months prior to and 18 months after a major overhaul.

     However, during 2002 AES Drax proposed an adjustment to this strategy. As part of an ongoing operational program at the Drax Power Station, AES Drax moved to a "4 and 8 year" regime following consultation with Stone & Webster (technical consultant acting on behalf of the banks) and insurers. This change does not change the amount of time spent on maintenance but only affects the maintenance cycle. Stone & Webster confirmed in their April 2002 independent report that they had no objections to increasing the periods between the maintenance outages.

     We note that Stone & Webster pointed out that the change to a "4 and 8 year" maintenance regime may result in the annual overhaul costs at AES Drax fluctuating rather than being roughly constant under a "3 and 6 year" regime. In 2002, the change in strategy allowed the deferral of the major outage on Unit 2 into 2003, which generated a reduction of our maintenance costs of approximately (pound)5.6 million. The completion of a 4-year interim outage on Unit 3 in 2002, rather than a 3-year interim outage, ensures that the fluctuation in costs is kept to a minimum.

     The change in the maintenance regime was included in a waiver request made to the trustee of the Eurobonds as it was a change from the Annual Operating Plan for 2002 previously submitted (see "Information on the Company-Significant Developments During 2002 and Recent Developments"). The waiver was approved on July 1, 2002.

     This outage program is still typical of maintenance practices in the UK and worldwide power industry for major coal-fired power stations.

     The Drax Power Station is supervised by a team of operators situated in the main control room that is operated on a 24-hour basis by teams operating on a five shift cycle. Of the approximately 490 full-time staff, approximately 190 are engaged on full shift work with a further 100 engaged on different shift arrangements.

   Preventative Maintenance

     Preventative maintenance is part of planned routine maintenance, which includes replacing certain parts, particularly those subject to high wear and tear or where failure could adversely affect operation of the plant due to forced outage. Preventative maintenance also includes routine inspections of highly critical components for deterioration. These practices are typical of the industry.

Operation and Maintenance Strategy

     The Drax Power Station is well positioned to operate as a merchant plant under NETA. Key elements of both its physical and commercial structure provide it with the necessary characteristics to optimize cash flow and mitigate risk. The Drax Power Station was designed as six wholly independent generating units. Each unit can therefore be ramped up or down and put on or be taken off line without affecting the operating capabilities of other units. The ability of the

Drax Power Station to two shift gives it the ability to run during times of high market prices and shut down during times of low market prices. The independence of the units combined with the Drax Power Station's two shifting capability and flexible coal procurement strategy has allowed effective response to price signals and demand in the market.

Station Management Strategy

     The Drax Power Station's staff has extensive experience and a high level of technical skill from craft based qualifications to degree levels. The staff has a deep range of qualification levels, show a broad range of experience and many employees have worked at the Drax Power Station for between 10 and 30 years.

     Since acquiring the Drax Power Station, AES has been concentrating on introducing its values and operating style and has been restructuring the organization to meet that goal. AES' prime objective is to create an operating organization and style similar to those used in place at other AES locations worldwide. AES seeks to create a working environment that is safe and rewarding for each AES employee.

   Implementation of the New Electricity Trading Arrangements

     On March 27, 2001, NETA was implemented in England and Wales. NETA facilitates bilateral trading arrangements between generators, suppliers and other traders. NETA provides mechanisms for near real-time clearing and settlement of differences between contractual and physical positions of those buying, selling, producing and consuming electricity. A balancing mechanism enables the system operator, NGC, to change levels of generation and demand to near real-time; and a mechanism for imbalance settlement provides for the settling of the differences between net physical and net contractual positions of parties. Initially the imbalance prices seen under the balancing mechanism were extremely volatile. However, over the last two years, the balancing mechanism has become more stable, which is probably a reflection of the experience gained by both participants and the system operator (NGC) and of changes to NETA since its implementation.

     Since the introduction of NETA, AES Drax has been successful in entering into bilateral contracts that meet the Drax Power Station's capacity. The termination of the Hedging Contract means that AES Drax is operating as a merchant power plant and is exposed to market-related risks to a greater extent than when the Hedging Contract was in force. Under the Hedging Contract, approximately 60% of AES Drax Power's revenues were attributable to the Hedging Contract. Currently, AES Drax has approximately 20 different counterparties to whom sales of electricity are made under Grid Trade Master Agreements. As of April 15, 2003 AES Drax Power had contracted the equivalent of 55% of its capacity through September 30, 2003.

     AES Drax Power's current trading with counterparties can be summarized in the table below. Counterparty identities and the volume of trades with each do, however, vary from month to month.

                               [GRAPHIC OMITTED]

     From December 31, 2001 through March 2003, electricity prices have generally been lower than in 2001 (see "Operating and Financial Review and Prospects--Results of Operations"), though this is more likely due to the over-capacity in the UK generation market, increased competition, the fragmentation of the market and the impact of the failure of companies like TXU Europe and the restructuring of British Energy, rather than the introduction of NETA.

Business Strategy

     The ability to adapt quickly to changes in the market for electricity is an important factor in the financial performance of AES Drax. The strategy for the Drax Power Station remains to operate when the price for energy is above the Drax Power Station's marginal cost (high price hours), and to shut down when the price for energy is below the Drax Power Station's marginal cost (low price hours). This strategy is enhanced by a two shifting plant, like Drax Power Station, that can also operate each of its six generating units individually. Following termination of the Hedging Contract, the Drax Power Station has two-shifted less frequently and operated more at baseload. A decline in baseload prices for summer 2003 may, however, see a return to a higher level of two-shifting as the periods where prices are below the Drax Power Station's marginal cost increase.

   Trading Strategy

     NETA requires AES Drax to enter the trading market for electricity contracts in England and Wales. AES Drax has therefore articulated a trading strategy which forms the basis for bilateral contracts that are designed to facilitate the hedging of the power without acting in a speculative manner or trading on behalf of any other entity.

     With the Drax Power Station now operating as a merchant power plant, the Drax Power Station's trading strategy has been amended such that output from five out of its six generating units is sold at least one week ahead, with output of the sixth generating unit sold at 24 - 36 hours ahead.

     The following are the key features of the Drax Power Station's trading strategy:

     Non Speculative

     AES Drax will engage in limited purchases of power to cover its contractual position under the various forward trades that it has executed, where the output of the plant is either restricted due to maintenance or unplanned breakdown. AES Drax intends to pursue opportunities to enter into forward contracts and does not expect to rely on higher prices being achievable in the balancing mechanism. The balancing mechanism is the primary mechanism for alleviating energy imbalances by allowing real time trading of offers for increased generation or bids to reduce output.

     Mechanical

     Subject to the Standstill Agreement and the terms of a subsequent amendment which limits the tenor of trades to December 31, 2003, AES Drax intends to lessen its market timing risk by cost averaging or allocating sales or purchases over a wide period of time rather than accumulating a position through one large transaction at one price. This means AES Drax will seek a program of periodic sales scheduled to take advantage of areas of the forward curve enjoying the greatest liquidity. The pattern of sales cost averaging will ultimately be dictated by the trading patterns that evolve in the NETA markets.

     Risk averse

     Risk will arise in NETA through plant breakdown, and regulatory and counterparty credit exposure. Plant breakdown risk is offset in part through AES Drax's trading strategy, whereby the sixth generating unit is not contractually committed until 24 - 36 hours ahead of time, and an increased focus upon reaching and maintaining higher levels of plant reliability and availability. A generator will be obligated to pay a price calculated under the balancing and settlement code to purchase power when its output does not match the volume of electricity notified as sold under contracts. Where unit breakdown is known in advance, AES Drax will seek bilateral contracts to cover the loss or will attempt to buy power in the balancing mechanism, depending upon the volumes of power required and those available. Under the terms of the Eurobonds, approved contracts require AES Drax to use reasonable efforts to ensure a minimum counterparty credit rating or credit enhancement is in place for trades to be completed, which reduces counterparty credit risk. In addition, a maximum duration is imposed on such approved contracts that may be entered into without the consent of the Senior Lenders, which reduces the risk of regulatory changes in the interim. This maximum duration is currently restricted under the Standstill Agreement and the terms of a subsequent amendment to the end of December 2003. See also "--Approved Contracts."

     Contracts to be sold

     Contracts sold may include firm power sales and options. Currently, firm sales are being made for the period to the end of September 2003. Options, covered calls and puts also may cover a range of periods but with limits set on the volumes under option at any particular point in time. All option contracts will be covered by actual unit availability.

     Balancing mechanism activity

     AES Drax will make offers and bids into the balancing mechanism covered by the capability and dynamics of the physical plant. AES Drax does not intend deliberately to generate less than its net contracted volume in the expectation that the imbalance charge it will pay will be less than the cost to it of generating such shortfall. Nor does AES Drax intend deliberately to generate more than its net contracted volume in the expectation that the imbalance charge it will receive will exceed the cost of generating such excess. Although AES Drax has agreed not to engage in such passive participation in the balancing mechanism, AES Drax may pursue opportunities through active participation in the balancing mechanism by making bids and offers. This strategy has meant that AES Drax has received approximately (pound)32.3 million of income from the balancing mechanism in the 2 years since NETA was implemented.

     Internal procedures and management

     The Sales, Marketing and Trading Team of AES Drax is responsible for the implementation and management of the above described strategy. No other organization will trade on the Drax Power Station's behalf.

     AES Drax has developed a comprehensive Credit Risk Management strategy that includes the following activities:

     o Quarterly Risk Management Meetings, involving people from outside the Sales, Marketing and Trading function;

     o    Quarterly Counterparty credit reviews;

     o Daily calculation of exposure (including mark-to-market calculations);

     o    Automatic alert of credit rating movements (via Moody's and others);

     o    Individual Counterparty limits.

     AES Drax's amended trading strategy (which was approved by the required percentage of Senior Lenders with effect from July 2002), includes the following changes:

     o The ability to sell the 120MW that was previously required to be reserved to cover forced outages;

     o The ability to enter into Back-to-Back contracts. It is not possible to have in place credit arrangements with all potential counterparties. Occasionally AES Drax may want to sell to, or buy from, a counterparty with whom we do not have credit and this can be achieved by having a third party (with the required credit) acting in the middle as a pass through;

     o The ability to trade on UKPX for day-ahead and intra-day trades only. This power exchange is widely used in the market for this purpose; and

     o The ability to accept advance payment for power. Occasionally a counterparty with whom we do not have credit will ask to buy power from us by paying in advance.

     Approved Contracts

     A contract will be an Approved Contract if it is for a term of less than or equal to the tenor noted above, which expires on December 31, 2003. A counterparty must have a long-term credit rating of at least Ba2 by Moody's and BB by Standard & Poor's if for varying periods of less than one year and subject to MW limits but a rating of at least Baa3 by Moody's and BBB - by Standard & Poors for a contract longer than a week but less than or equal to one year outside the relevant MW limitations. Alternatively the counterparty may provide acceptable credit enhancement or cash collateral or cash cover acceptable to the agent for the Senior Lenders.

     An Approved Contract must also meet the following requirements:

     o the aggregate amount of power under such contract together with power to be sold under all other Approved Contracts is within the technical capability of the Drax Power Station during the relevant settlement period;

     o    the contract is physically settled;

     o it satisfies certain limitations relating to accrual of payments during the relevant settlement period and limits on the aggregate MW subject to puts and calls; and

     o    is otherwise on arm's length terms.

Environmental Matters and Regulation

     The Drax Power Station is subject to extensive European Union, national and local statutory and regulatory standards, laws and regulations governing, among other things, limits on discharges to air and water, noise emissions, the generation, storage, handling and use of waste and health and safety matters. The Drax Power Station is also required to maintain numerous permits and governmental approvals for its operations and generally has pending before governmental authorities applications for new, or variations of, or renewals for existing, permits and governmental approvals. If more stringent conditions are imposed or variations are required or new requirements are added during the permit application or renewal process, the Drax Power Station may be required to increase capital expenditures or to suspend operations if such new conditions or requirements cannot be met. While AES Drax currently incurs capital and other expenditures to reduce output or to comply with environmental laws and regulations, if such laws and regulations become more stringent or the Drax Power Station's processes change, the amount and timing of such expenditures in the future may vary substantially from those currently incurred or anticipated.

     General

     The Environmental Protection Act 1990 and the Environment Act 1995 are the principal statutes currently governing the environmental regulation of power stations such as the Drax Power Station.

     The Environmental Protection Act 1990 introduced a system of Integrated Pollution Control, which we refer to as IPC, for large-scale industrial processes, including power stations. Each power station must have an IPC authorization that regulates the plant's discharges into the environment and seeks to prevent or minimize pollution by using the Best Available Techniques Not Entailing Excessive Cost (BATNEEC). The Environment Agency of England and Wales enforces IPC.

     The Environment Agency is also responsible for the licensing and enforcement of waste management activities. Under the Environmental Protection Act 1990, it is a criminal offence to deposit, treat, keep or dispose of controlled waste or knowingly cause or permit such activities, except in accordance with a waste management license. Waste is also subject to a statutory duty of care, which imposes obligations on parties producing and handling waste. Non-compliance with the duty of care is a criminal offence.

     The Water Resources Act 1991 governs the pollution of controlled waters, including groundwater and rivers, other watercourses and some areas of tidal water. The Environment Act 1995 inserted new sections into the Water Resources Act 1991, introducing a new power for the Environment Agency to require any person who has caused or knowingly permitted poisonous, noxious or polluting matter, or any solid waste matter to enter any controlled waters to carry out a clean-up. The Environment Agency has a relatively free hand to select the person who is easiest to find or who is most able to meet the liability.

     Additionally, the Environment Act 1995 amended the Environmental Protection Act 1990, introducing a new contaminated land regime dealing with the clean up of sites that have been contaminated by historic activities. This regime imposes for the first time a positive obligation on the regulator to inspect sites, and to issue remediation notices on "appropriate persons" requiring a clean up of the contaminated site. For the purposes of this new regime, the appropriate person to clean up a site will be the person who caused or knowingly permitted, the contamination of that site. Where a regulator cannot find such a person, the regulator can look to the owner or occupier of a site to conduct and pay for the clean up. This regime will supplement local authority statutory nuisance powers.

     Consents for Construction, Extension and Operation of an Electricity Generating Station

     The Drax Power Station holds required consents, issued by the Secretary of State, under the Electric Lighting Act of 1909 and the Electricity Act of 1989, for the construction, extension and operation of an electricity generating power station with a capacity exceeding 50MW. Consent was granted to the Drax Power Station for a 3,000MW station in 1964, which consent was amended for a 4,000MW power station in 1965. Further consents were granted in 1983, 1988, 1992 and 1993 authorizing the installation of FGD and extensions to the Barlow ash disposal site.

     Integrated Pollution Control (IPC)

     In 1993, the Environment Agency granted an IPC authorization to the Drax Power Station which it required for the operation of the combustion process. This authorization has been reviewed on an ongoing basis since 1993. The IPC authorization contains obligations including those relating to sampling and monitoring, maintaining records and reporting to the Environment Agency. The authorization permits the discharge of certain pollutants to air and to water within certain parameters.

     After a lengthy consultation process, on December 21, 1999 the Environment Agency published new authorizations for all operators of coal and oil-fired power stations, to take effect from February 1, 2000. The aim of the new authorizations is to achieve a 60% reduction in SO2 emissions from the electricity supply industry by September 2005 (compared to 1996/7 levels), bringing nationwide SO2 emissions to below 398,000 tonnes per annum.

     Under this new system, the Environment Agency has set company-wide emission limits (B-Limits) for each generator, as well as individual emissions limits for each individual power station (A-Limits). The AES Drax B-Limit varies according to the Drax Power Station's load factor. Up to and including 70% load factor, 40,000 tonnes per annum are permitted, from above 70% to and including 75% load factor, 43,000 tonnes are permitted, from above 75% to and including 80% load factor, 46,000 tonnes are permitted and from above
80% to full load, 47,000 tonnes are permitted.

     The Drax Power Station is compliant with both its NOx and SO2 limits and expects to continue to be so.

     The Drax Power Station has an improvement condition embodied in its authorization, to retrofit low NOx burners to the first three units (Units 1, 2 and 3) by the end of 2003. A contract has been placed with Mitsui Babcock to supply and fit Mk III 71MW burners to Units 2 and 3 during 2003. The retrofit for Unit 1 was completed during its outage in 2001.

     There have been operational issues associated with the existing RJM burners fitted to Unit 1 in 2001, and the mass emissions from the Unit are being reported to the Environment Agency assuming concentration of 800mg/Nm3, as opposed to the emission limit value of 650mg/Nm3. Some improvements to the burners have been implemented, improving performance, but further evaluation and changes are necessary. By the end of 2003, all three required units will be fully fitted with low NOx burners.

     The UK Government is currently deciding how to implement the European Union's Large Combustion Plant Directive ("LCPD"). There is still some uncertainty about the outcome but it is likely that AES Drax will have to retrofit each boiler to reduce NOx emissions to 500mg/Nm3 by December 31, 2007. It is anticipated that over fire air ("OFA") or boosted over fire air ("BOFA") systems will be retrofitted to each unit, at a provisional cost of (pound)2 million to (pound)2.5 million per unit.

     In addition, the implementation of the Large Combustion Plant Directive (see "--Future Legislation") may require AES Drax to reduce NOx concentrations to 200mg/m3 on each boiler from December 15, 2015 under the LCPD. AES Drax is reviewing technologies that are currently available and the associated cost. All coal-fired power plants in the UK, which wish to continue in operation beyond 2015 will need to make comparable technological modifications. Technologies, such as selective catalytic reduction ("SCR"), and selective non-catalytic reduction ("SNCR"), are capable of meeting the requirements of the legislation.

     It is not anticipated that the LCPD will require AES Drax to invest significantly in its FGD equipment.

     Integrated Pollution Prevention and Control.

     The UK has implemented the EU Directive on Integrated Pollution Prevention and Control ("IPPC") by passing the Pollution and Control Act 1999, along with subordinate legislation. The IPCC regime will supersede the IPC regime described above. The main differences under the IPPC regime include that it controls a wider scope of areas including noise and solid wastes; land quality assessments are required on application for a license and when the combustion processes eventually terminate so that AES Drax may be required to clean up any contamination caused by its processes; and the plant will be required to use BAT (best available technologies), as opposed to BATNEEC (best available technologies not entailing excessive cost). The IPPC regime is therefore more stringent in its requirements than the IPC regime. Like the IPC regime, the IPPC regime will be regulated and enforced by the Environment Agency. AES Drax must apply for its Pollution Prevention and Control permit between January 1, 2006 and March 31, 2006.

     Waste Disposal

     Electricity Act consent was granted in 1971 (and extended in 1983 and 1993) for the extension of the Drax Power Station to include its Barlow ash disposal site. There are numerous restrictions contained in the consent and planning agreements associated with the consents for extensions. Further detailed and comprehensive conditions are contained in the waste management license applicable to Barlow issued by North Yorkshire County Council in 1993 and now controlled and enforced by the Environment Agency. The current waste management license is due to be replaced with a Pollution Prevention Control permit, which is designed to implement the provisions of the European Landfill Directive, which was largely implemented in the UK under the Landfill (England and Wales) Regulations 2002 on June 15, 2002. These Regulations are likely to have a significant impact on the cost of operating the Barlow ash disposal site, particularly through the requirement of higher engineering and operating standards. Currently around 70% of Pulverized Fuel Ash is sold into the construction industry along with substantially all Gypsum and Furnace Bottom Ash, the remainder, along with 50% of Waste Water Treatment Plant Sludge being deposited at the Barlow ash disposal site. The remaining 50% of Waste Water Treatment Plant Sludge is mixed back with Gypsum and sold.

     Material deposited at the Barlow ash disposal site is liable to a Landfill Tax Levy the rate of which is set by the UK Government and collected by UK Customs & Excise. The standard rate of landfill tax is set to increase annually, on the way to a medium to long-term rate of (pound)35 per tonne. Due to the current levels of by-product sales current take up of capacity at the disposal site is low. It is currently anticipated that there will be sufficient capacity at the Barlow area until 2014, although this may change due to increases in total generation and any decrease in ash sales. AES Drax will be required to obtain regulatory approvals in order to expand the Barlow ash disposal site. If the ash is required to be disposed of at other sites, AES Drax may incur additional costs.

     Barlow and various locations at Drax Power Station have also been used for the disposal of construction debris, and demolition material from the munitions depot, which existed on the site of the ash disposal area, was disposed of at Barlow. Although monitoring of water samples taken from Barlow has indicated some level of contaminants in the groundwater, there is no evidence to suggest that the operations of the Drax Power Station have contributed to such contamination. As previously noted, however, under the new contaminated land regimes under the Environmental Protection Act 1990 it will be possible for individuals or companies who are not responsible for the existence of contamination to be required to pay for its clean-up. We are not able to say that AES Drax will not incur material expenditure in the future in respect of site contamination.

     Water Abstraction

     Drax Power Station currently abstracts water from the river Ouse for use as cooling water supply to the main station and for FGD and Ash Plant process water. Water used for boiler water make-up is supplied by groundwater via on-site boreholes. Licenses granted by the Environment Agency permit the abstraction of water. These were reviewed and re-issued during the year 2000 with the allowable quantities of borehole water to be abstracted reduced from
3.7 million cubic meters to 2.6 million cubic meters. This reduction does not impact on station operation but merely reflects a reduction in headroom. The river water license conditions remain unaffected.

     Abstraction limits are due for review every 5 years with potential pressure from the Environment Agency to reduce water volumes more likely with a current review underway looking at the way water abstraction is charged. If future lower limits are issued and deemed not sufficient to service Drax Power Station's operational needs, then alternative technologies may be looked at including the possible use of recycled effluents. This is likely to result in increased operating and maintenance costs and would certainly require significant capital expenditures for the installation and commissioning of a new water purification plant (see also "--Future Legislation").

     Future Legislation

     There are a number of developments at the international, EU and national level that may affect the emission limits imposed upon Drax Power Station in the medium-term.

     The principal constraints are the LCPD noted above (which sets limits for individual plant) and the National Emission Ceilings Directive (NECD)(which sets limits on emissions from all national sources). The aim of these Directives is to reduce emissions of sulphur dioxide, nitrogen oxides, and dust across the European Union. They set out to limit emissions of acidifying, eutrophying pollutants, and ozone precursors to ameliorate protection of the environmental and human health within the Community. Another aim is to "move towards long-term objectives set for 2015 whereby, in principle, the critical loads must not be exceeded in any part of the Community with the final target of not exceeding critical levels and loads in the year 2020 and of effective protection of all people against the recognized health risks from air pollution." Neither LCPD nor the NECD have yet been translated into UK legislation.

     Gothenburg Protocol

     In addition, the UK, on December 1, 1999, signed the Protocol to Abate Acidification, Eutrophication and Ground-Level Ozone, which is intended to amend the 1979 Geneva Convention on Long-Range Transboundary Air-Pollution. If ratified, the protocol will require the UK to reduce the overall emission of certain pollutants, including SO2 and NOx, by setting country by country emission ceilings to be achieved by 2010.

     Kyoto Protocol

     The UK is a signatory of the 1988 Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Kyoto Protocol provides for a significant reduction in overall emission of greenhouse gases, especially carbon dioxide. The Kyoto Protocol sets targets to reduce greenhouse gas emissions by around 5% of 1990 levels in the period 2008 to 2012. The UK's commitment under the Kyoto Protocol is to reduce greenhouse gas emissions by 12.5% below 1990 levels by 2008-2012. The UK's national goal is to move towards a 20% reduction in carbon dioxide emissions below 1990 levels by 2010.

     The EU Emissions Trading Scheme (ETS) for greenhouse gases is the key component of EU policy to meet its commitments under the Kyoto Protocol. The mechanisms for implementing the Emission Trading Scheme are currently being developed in the UK.

     Due to the lack of available information on how emissions caps and allowances will be distributed across the power generation sector, the AES Drax business plan currently assumes that the output of AES Drax will not be restricted. We anticipate that the carbon emissions regulatory environment will become clearer towards the end of the year as the government concludes its consultation.

     However, assuming the output of coal-fired power stations is restricted and assuming the cap allocations are equitable, AES Drax will maintain an advantage over other plants as it is the most efficient coal-fired plant in the UK.

     In 2002, the UK launched the first phase of its voluntary emissions trading scheme. The development of this scheme going forward, however, is highly dependent on developments at EU level. Emission trading schemes both at the national and at the EU level might adversely affect the financial performance and operations of the Drax Power Station.

     Energy White Paper

     In February 2003, the UK Government published its Energy White Paper which sets out a long-term energy strategy for the UK. Although the contents of the White Paper are highly generalized, it contains a number of broad environmental proposals that may impact on the business of AES Drax in the UK. These include:

     o    working towards cutting UK carbon dioxide emissions by 60% by 2050;

     o the ambition to double the share of electricity from renewable sources by 2020 from existing 2010 targets of 10%; and

     o from 2005, electricity generators are expected to participate in an EU-wide carbon emissions trading scheme. This will be a central part of the UK Government's emissions reduction policy. The UK Government hopes that the inclusion of the electricity industry within the scope of the EU emissions trading scheme will give a direct incentive to electricity generators to reduce emissions.

     Although the White Paper does not set targets for the shares of electricity supplied from different fuels, it predicts that by 2020 "coal fired generation will either play a smaller part than today in the energy mix or be linked to CO2 capture and storage (if that proves technically, environmentally and economically feasible)." The thrust of the White Paper is therefore to require significant reductions in CO2 emissions from coal-fired power stations. It states that if coal is to play more than a marginal role in the energy mix (i.e., coal, gas, nuclear, oil, wind and renewables) beyond around 2015, generators will need to find economic ways of dealing with the consequential carbon dioxide emissions.

     The White Paper does, however, state that diversity of supply is the best way of ensuring the reliable supply of electricity. It acknowledges that coal is easy to store and transport and can be sourced from a range of stable suppliers. As loads in coal-fired stations can be varied with relative ease, it is also a useful way of meeting peak demand or covering for supply intermittencies in other fuels.

     Water

     The UK Government's Water Bill had its second reading in the House of Lords on March 6, 2003. This Bill aims to promote greater conservation of water resources and, if enacted, may impact upon the Drax Power Station's ability to abstract water from the River Ouse and from groundwater. The Water Bill would amend the abstraction licensing system including introducing time limits for new abstraction licenses; increasing penalties for abstraction offences and allowing the Environment Agency to revoke an abstraction license that is causing significant damage to the environment without paying compensation after 2012.

     The Water Framework Directive, which must be transposed into domestic legislation by December 2003, required the UK government to establish comprehensive river management plans and to implement measures necessary to ensure there is not deterioration in the ecological status of water bodies.

Insurance

     AES Drax has a comprehensive insurance program underwritten by recognized insurance companies licensed to do business in England and Wales, which has been reviewed by an independent insurance adviser (the "Adviser").

     AES Drax obtained a waiver from the trustee of the Eurobonds (the "Eurobond Trustee") (the "Insurance Waiver") to amend the required terms of insurance coverage on July 1, 2002. AES Drax amended the insurance requirements to reflect the then obtainable levels of cover and maximum deductible, which was to be reviewed by the Adviser prior to subsequent renewal dates. If the Adviser concluded that better cover could be obtained on commercially reasonable terms then we would be required to put such cover in place (subject to the cover not being required to be better than the original requirements of the Eurobonds). The Insurance Waiver remained valid until the expiry of the then-current insurance cover on November 26, 2002.

     The insurance cover required under the Subsidiary Obligations was not available on commercially reasonable terms at the time of renewal in respect of, amongst other things, the maximum combined material damage/business interruption deductible ((pound)10 million) or the maximum loss cover ((pound)1.3 billion).

     The insurance was due for renewal in November 2002, shortly after the termination of the Hedging Contract. Because the business interruption loss methodology agreed for the policy that was in effect prior to that renewal date was based upon the Hedging Contract being in place, the insurers were unable to agree a basis on which to provide conventional business interruption insurance.

     Therefore, the Eurobond Trustee agreed that AES Drax would initially renew the insurance on the basis of material damage cover only and that business interruption insurance would not be provided for six months from the date of renewal (being November 27, 2002). It was further agreed that during that 6 month period AES Drax would examine the options for re-introducing business interruption coverage. This process has not yet commenced.

     The terms of the insurance cover renewed in respect of the period November 27, 2002 to November 26, 2003 is for material damage only, with a (pound)5m maximum deductible for each and every loss and a $1 billion ((pound)600 million) maximum loss cover. There is 100% participation in this renewal. The premium is approximately (pound)5.2 million per annum (plus Insurance Premium Tax), a reduction of approximately (pound)6 million from the previous annual premium due in part to the cover not including business interruption.

     The Adviser reviewed the basis for renewal and the bond indenture was amended as of November 26, 2002 in order to reflect the terms of the new insurance cover, as the minimum insurance requirements under the bond indenture were no longer available on commercially reasonable terms. A further waiver was also obtained from the Eurobond Trustee in respect of the deficiencies in the terms of the renewed insurance cover under the terms of the Eurobonds.

Property

     The freehold property on which the Drax Power Station is located and the other freehold land referred to below, collectively referred to as the Property, is an approximately 1,850 acre site located in North Yorkshire, England on the banks of the river Ouse between the towns of Selby and Goole. AES Drax is the legal and beneficial owner of the Property, subject only to completion of the registration of AES Drax as proprietor at HM Land Registry pursuant to the transfer of the Property on July 8, 1999 by National Power plc to National Power Drax Limited. The transfer was made with full title guarantee except for certain small and insignificant areas specified in the Certificate of Title for which application was made to register at HM Land Registry with absolute or possessor title. The registration for these areas was completed on May 15, 2002.

     The Drax Power Station has the benefit of 17 atmospheric monitoring stations, including 11 off-site stations. AES Drax operates the off-site monitoring stations under short-term leases or pursuant to licenses.

     Parts of the Property are used for various ancillary purposes, including agriculture and as a social club, golf course and sports facility.

The Electricity Industry in England and Wales

     The information set forth below relating to the electricity market and the regulatory regime in England and Wales has been derived from publicly available sources.

General Overview

     The principal sectors of the electricity industry in England and Wales are:

     o    generation: the production of electricity;

     o transmission: the transfer of electricity across the National Grid, the national high voltage transmission system;

     o distribution: the delivery of electricity from the National Grid through low-voltage local distribution networks to customers; and

     o supply: the supply of electricity by the regional electricity companies ("RECs"), or other licensed suppliers to the customer.

     Generation

     The main generators of electricity in England and Wales are Innogy, PowerGen, London Power Company, British Energy, AEP, Magnox, International Power plc and AES. Additional power producers, however, have entered the market, and published sources indicate that there are currently approximately 64 companies licensed to generate electricity in England and Wales as well as a small number of companies that produce power for their own use. Although coal-fired power stations predominate, gas-fired power stations now account for approximately 37% (2001 : 34%, 2000 : 36%) of electricity generation.

     Transmission

     NGC owns and operates the National Grid in England and Wales. The National Grid connects power stations to supply points where the RECs and other customers connected directly to the National Grid receive electricity. The National Grid is connected to transmission systems in Scotland and France.

     Distribution

     Distribution Network Operators are responsible for the delivery of electricity over the local distribution networks. There are 12 Distribution Network Operators in England and Wales.

     Supply

     Each of the 12 RECs supply electricity to the majority of consumers in England and Wales. However, any licensed supplier may, subject to the terms of its license, supply electricity to consumers in any area.

Regulation under the Electricity Act 1989 and the Utilities Act 2000

     The Electricity Act 1989, which we refer to as the Electricity Act, created the original framework for the regulation of the electricity industry in the UK. The framework for reform of regulation of utilities generally in the UK and to permit the implementation of NETA was established by the Utilities Act 2000, which we refer to as the Utilities Act 2000, and which became law on July 28, 2000. The Utilities Act 2000 created the Gas and Electricity Markets Authority, which we refer to as the Authority, a statutory corporation that has the primary responsibility for regulating the industry. Its principal objective is to:

     "protect the interests of consumers in relation to gas or electricity conveyed by distribution systems wherever appropriate by promoting effective competition between persons engaged in, or commercial activities connected with, the generation, transmission, distribution or supply of electricity."

     A license is generally required to generate, transmit, distribute or supply electricity. These licenses are granted by the Authority which has the responsibility of enforcing license conditions. The Secretary of State, however, can create exemptions from the licensing requirements for certain generators and suppliers.

     The Authority has the power to impose a monetary penalty of such amount as is reasonable in all the circumstances of the case on any company in breach of its license conditions and/or which fails to achieve any standard performance. There are certain collective license modification procedures enabling the Authority to modify standard license conditions without referring the matter to the Competition Commission.

     The Utilities Act 2000 introduced separate licensing of electricity supply and distribution, and a bar on supply and distribution licenses being held by the same legal person.

     Reform of Utility Regulation under the Utilities Act 2000

     The framework for the reform of the electricity market in England and Wales is contained in the Utilities Act 2000 which:

     (i) replaced the Director General of Electricity Supply and the Director General of Gas supply with the Gas and Electricity Markets Authority;

     (ii) established the Gas and Electricity Consumer Council which investigates complaints of, provides information of assistance to, and advocates the interests of all consumers;

     (iii) established that the principal objective of the Secretary of State and the Authority in carrying out their respective functions under the Electricity Act is to protect the interests of consumers in relation to the supply of electricity and, wherever appropriate, promote the effective competition in the principal sectors of the electricity industry in the United Kingdom;

     (iv) provided the Authority with power to impose a monetary penalty of such amount as is reasonable in all the circumstances of the case on any company in breach of its license conditions and/or which fails to achieve any standard performance;

     (v) required any company which is authorized by a license granted under the Electricity Act to publish information showing the connection, if any, between its directors' pay and customer service standards;

     (vi) required the Authority to give reasons for key decisions, publish and consult on its forward work programmes, and establish a code of practice on its consultation and decision-making procedures;

     (vii) set out new collective license modification procedures enabling the Authority to modify standard license conditions without referring the matter to the Competition Commission; and

     (viii) included a requirement for separate licensing of electricity supply and distribution, and the introduction of a bar on supply and distribution licenses being held by the same legal person.

     New Electricity Trading Arrangements (NETA) for England and Wales

     NETA provides an opportunity for suppliers to compete on pricing power. Generators seek buyers actively for their power and sell at the prices that those buyers are willing to pay. NETA facilitates bilateral trading between generators, suppliers and other traders. Under NETA, the Balancing and Settlement Code incorporates the rules of the balancing mechanism summarized below. All licensed generators and suppliers are parties to the Balancing and Settlement Code.

     NETA assumes that the NGC will balance the system. NGC assesses the balance of the system by requiring participants to give notice of their expected generation output or demand for each half hour trading period. These notifications provide the baseline for bids and offers from generators and suppliers.

     The NETA trading arrangements are illustrated and described below:

                               [GRAPHIC OMITTED]


     o Forward Markets. These permit electricity contracts to be made in advance of physical delivery of the electricity. They operate on a voluntary basis and prices are agreed bilaterally between buyers and sellers. Trading takes place over a wide range of timescales (ranging from several years ahead to on-the-day). The Grid Trade Master Agreement ("GTMA"), developed by the Electricity Forward Association ("EFA") as a standard document for the trading of power under NETA, is currently the predominant form of contract for the purchase of power in the short to medium term forwards markets. The GTMA was intended as a replacement for the EFA terms and it has features which differ materially from the terms upon which IPPs with limited recourse financing would normally be expected to trade. Trading in the long-term forwards markets is more likely to be on bespoke or negotiated terms. Power exchanges facilitate trading in the short-term forwards markets. NETA makes generators and suppliers responsible for matching their anticipated metered generation output and anticipated metered demand.

     o Balancing Mechanism: The terms of the balancing mechanism and imbalance settlement (described below) are set out in the Balancing and Settlement Code. The balancing mechanism provides the basis whereby NGC, as system operator, can accept offers of electricity (generation increases and demand reductions) and bids for electricity (generation reductions and demand increases) at very short notice in order to balance generation and demand or to manage constraints on the system. The balancing mechanism opens one hour before the start of each trading period. A party submitting an offer or a bid which NGC accepts is paid or pays the offer or bid price for the quantity of electricity accepted. Any offer or bid does not relieve the party of any bilateral contract that it has concluded in the forwards or futures market. NCG enters into contracts with generators for ancillary services, such as reserve, frequency control and voltage support, needed to maintain system security on the National Grid.

     o Imbalance and settlement: Parties to the Balancing and Settlement Code notify the volumes for any trading period under bilateral contracts for the sale and purchase of electricity that they have concluded in the forwards and futures markets. The imbalance, for each party, between its metered generation or demand and its net aggregate contract position, adjusted to take account of accepted bids or offers in the balancing mechanism, is determined for each trading period and cashed-out at an imbalance price calculated under the Balancing and Settlement Code. Generators are paid for uncontracted generation and charged for contracted volumes not covered by generation. Suppliers are charged for uncontracted supply and are paid for contracted volumes not matched by consumption. The imbalance price reflects the weighted average cost of accepted bids or offers in the balancing mechanism for the relevant trading period.

     The Authority and the UK government are currently working towards extending NETA to Scotland. The intention is to introduce Great Britain-wide electricity trading and transmission arrangements (BETTA) by October 2004.

The Competition Act 1998

     The Competition Act 1998 contains EU-style prohibitions of anti-competitive agreements and the abuse of a dominant position. The prohibitions became effective on March 1, 2000. The Competition Act 1998 also introduced major new powers of intervention for the competition authorities and widened the functions of the Regulator. With some exceptions, the sector regulators are given the same powers as the Director General of Fair Trading, to be exercised concurrently, to apply and enforce the Competition Act 1998 in relation to anti-competitive agreements or abuse of market dominance in their sectors.

     Under the Competition Act 1998, agreements and conduct can be notified for guidance or decisions on whether they infringe the prohibitions to the Director General of Fair Trading and the sector regulators, which we refer to collectively as the Director. Agreements may benefit from individual exemptions granted by the Director, from block exemptions granted by the Secretary of State or from "parallel exemptions" (arising from EU exemptions). Agreements which infringe the Competition Act prohibition are void and unenforceable.

     In addition, the Director has wide-ranging powers to investigate suspected infringements of the prohibitions, including the power to enter premises and to require the production and explanation of relevant documents without notice. Failure to comply with an investigation is a criminal offence.

     Where the Director finds that prohibition has been infringed, then he may give a direction to bring the infringement to an end and can obtain a court order to enforce such a direction. He has the power to impose interim measures directions in urgent cases. The Director can impose financial penalties of up to a maximum of 10% of UK turnover over a three year period. The Director General of Fair Trading has issued guidance on the setting of such penalties. In addition, third parties injured by an infringement of the Competition Act prohibitions may bring a claim in the courts for damages or injunctive relief.

     The Competition Act 1998 contains special transitional provisions for utilities which give businesses time to adjust their agreements and arrangements before becoming subject to the prohibitions. In broad terms, particular utility agreements, which were or would have been exempt from the Restrictive Trade Practices Act 1976 (which the Competition Act 1998 has replaced) or qualify under a transitional order by the Secretary of State benefit from a five year transitional period from March 1, 2000.

     The sector regulators, including the DGES, continue to exercise functions concurrently with the Director General of Fair Trading in relation to monopoly investigations in their sectors under the Fair Trading Act 1973. New investigative powers were conferred on the Director General of Fair Trading and the sector regulators by the Competition Act 1988 with effect from April 1, 1999 for the purposes of monopoly investigations under the Fair Trading Act 1973, including the power to enter business premises without notice and require the production of relevant documents and explanations of any documents produced.

The Enterprise Act 2002

     The Enterprise Act 2002 (the "Enterprise Act") replaces or amends legislation relating to the structure and functions of the Office of Fair Trading (OFT) and its investigations. It is expected that these provisions will come into force in spring/summer 2003.

     The Enterprise Act establishes the OFT on a statutory basis as a corporate body. Under the new law, the statutory position of Director General of Fair Trading is abolished and his functions are transferred to the OFT.

     The Enterprise Act makes provision for a system of market investigations by the Competition Commission. The purpose of these investigations is to inquire into markets where it appears that the structure of the market or the conduct of supplies or customers is harming competition. These market investigation references will replace the existing Fair Trading Act 1973 monopoly enquires. The OFT and sector regulators may make market investigation references, the latter in relation to their designated sectors.

     The Enterprise Act also makes provision for designated consumer bodies to make `super-complaints', where there are market features that may be harming consumers to a significant extent.

     The Enterprise Act introduces a criminal offence for individuals who dishonestly engage in cartel agreements. The new cartel offence will operate alongside the existing regime that imposes civil sanctions on undertakings that breach the Competition Act 1998 prohibition on anti-competitive agreements. Those convicted under the new cartel offence may face imprisonment, fines or both.

     Finally, the Enterprise Act will amend the Company Directors
Disqualifications Act 1986 by providing the OFT and sector regulators with power to apply to court for orders disqualifying directors of companies which have committed a breach of competition law.

Significant Developments During 2002 and Recent Developments

     Credit Rating Downgrades

     During the week of October 7, 2002, AES Drax was given to understand that Moody's and Standard & Poor's began discussions with TXU Europe Group regarding its credit ratings. TXU Europe Group was the guarantor under the Hedging Contract (which has now been terminated) between AES Drax and TXU Europe. The Hedging Contract historically accounted for approximately 60% of the revenues generated by AES Drax.

     On October 14, 2002, TXU Europe Group was downgraded by Standard & Poor's (to B+ from BBB-) and by Moody's (to B3 from Baa3). On the same day, AES Drax was also downgraded by Standard & Poor's to B, negative outlook, which resulted in all three rating agencies, including Moody's and Fitch, rating AES Drax's senior debt, the Eurobonds and the bonds, below investment grade (see discussion under "Operating and Financial Review--Liquidity and Capital Resources--The Bank Facility"). The notes were downgraded to C by Standard and Poor's, Ca by Moody's and CC by Fitch.

     Discussions with TXU Europe and TXU Europe Group on Restructuring of the Hedging Contract

     Due to TXU Europe Group's credit ratings downgrades, and the announcement by The TXU Corporation on October 14, 2002 that it would not inject any additional capital into TXU Europe Group, AES Drax was requested by TXU Europe Group and TXU Europe to enter into discussions in relation to the termination of the Hedging Contract. From October 14, 2002, AES Drax began such discussions with TXU Europe Group and TXU Europe. However, no agreement was reached.

     Notices under the Hedging Contract

     As a result of TXU Europe Group's credit ratings downgrade and TXU Europe's failure to make timely payments of (pound)25,536,456 due under the Hedging Contract on October 14, 2002, AES Drax:

     o gave notice, as of October 15, 2002, to TXU Europe to deliver a letter of credit for the benefit of AES Drax in accordance with the terms of the Hedging Contract. Failure to issue the letter of credit by November 4, 2002 would permit AES Drax to terminate the Hedging Contract, subject to receiving the necessary consents from the Senior Lenders.

     o delivered, as of October 15, 2002, a demand for payment and notified TXU Europe that AES Drax had rights to terminate the Hedging Contract due to TXU Europe's inability to pay its debts as they fell due as evidenced by its failure to make the payment due to AES Drax on October 14, 2002. This payment was made on October 17, 2002, as a result of which this demand no longer had any effect.

     As a result of AES Drax's credit ratings downgrade, TXU Europe gave notice, as of October 15, 2002, to AES Drax to deliver a letter of credit for the benefit of TXU Europe in accordance with the terms of the Hedging Contract. Failure to issue the letter of credit by November 4, 2002 would permit TXU Europe to terminate the Hedging Contract subject to rights which AES Drax and the security trustee, who acts as trustee for all the secured senior creditors (including the holders of the Eurobonds and the bonds), had under a Direct Agreement with TXU Europe (the "Direct Agreement") which granted certain cure and other rights for an additional 90 days following November 4, 2002.

     Discussions with Senior Creditors and Key Suppliers

     As a result of the foregoing events, AES Drax began discussions with the senior creditors and its key suppliers during the week of October 14, 2002, regarding appropriate actions that should be taken in view of these events.

     Apart from TXU Europe's request for a letter of credit under the Hedging Contract, certain of AES Drax's counterparties under power purchase agreements requested additional credit support pursuant to such contracts triggered by the ratings downgrades. On October 29, 2002, a number of the Senior Lenders agreed to backstop up to (pound)4.16 million of letters of credit pursuant to the existing working capital facility of AES Drax for the purpose of providing credit support to counterparties purchasing power from the Drax Power Station or credit support desirable in connection with the Drax Power Station's electricity arrangements.

     In addition, AES Drax agreed with UK Coal Limited, the primary coal supplier to the Drax Power Station, certain amendments to the supply arrangements, including:

     o Suspension of coal deliveries until the week of November 4, 2002 with purchases at a reduced level of 80,000 tons per week for each week until November 18, 2002.

     o Ongoing delivery levels subsequent to November 18, 2002 were then agreed providing for delivery of 40,000 tonnes during the week commencing November 18, 2002 and 70,000 tonnes per week for the four weeks commencing November 25, 2002.

     o In exchange for modifications on coal delivery, AES Drax paid for coal deliveries weekly, with payment in the week following delivery, up to the end of December 2002. If any additional coal deliveries had been taken from UK Coal Limited above these levels, payment would have been on normal monthly terms.

     Discussions with TXU Europe Group on Standstill Arrangement

     On October 21, 2002, TXU Europe Group announced the sale of its UK retail and generation assets to Powergen, a wholly-owned subsidiary of E.ON AG. The purchase price for the assets was announced as cash of (pound)1.37 billion and the assumption of (pound)247 million of securitized receivables. Immediately following the announcement of the sale, TXU Europe Group met with its major Power Purchase Agreement counterparties, including AES Drax. At this meeting, TXU Europe Group proposed that all of these counterparties execute a standstill arrangement to provide TXU Europe Group additional time to evaluate various options and renegotiate certain contracts. AES Drax did not agree any standstill arrangements with TXU Europe Group.

     Notice of Termination under the Hedging Contract by TXU Europe

     As described above, TXU Europe had until November 4, 2002 to issue a letter of credit before AES Drax would have a right to deliver a notice of termination of the Hedging Contract. TXU Europe failed to deliver the required letter of credit on November 4, 2002. On November 5, 2002, AES Drax delivered a notice to TXU Europe informing TXU Europe of their failure to deliver the required letter of credit in accordance with the notice delivered on October 15, 2002 and that, although AES Drax was not delivering a notice of termination, TXU Europe was on notice that AES Drax had such right and that the failure to exercise such right immediately was not a waiver of its rights. Termination by AES Drax of the Hedging Contract required the consent of the Senior Lenders. As a result of the foregoing events, AES Drax engaged in discussions with the Senior Lenders regarding the possible termination of the Hedging Contract. Upon any termination of the Hedging Contract by AES Drax, under the terms of the Hedging Contract, AES Drax would be entitled to receive a termination sum from TXU Europe of approximately (pound)270 million, guaranteed by TXU Europe Group.

     AES Drax also had until November 4, 2002 to issue a letter of credit before TXU Europe would have a right to deliver a notice of termination. When AES Drax failed to deliver the letter of credit by November 4, 2002, TXU Europe delivered a notice as required by the Hedging Contract and, pursuant to the Direct Agreement, that it proposed to terminate the Hedging Contract on February 3, 2003 on the basis that AES Drax did not meet the required credit rating under the Hedging Contract and AES Drax had failed to deliver the required letter of credit. Under the Direct Agreement, such termination right was subject to certain rights (including cure rights) which AES Drax and the security trustee had under such agreement. These rights could be exercised until February 3, 2003.

     Settlement Discussions with TXU Europe and TXU Europe Group; Termination of the Hedging Contract by AES Drax

     As a result of the foregoing events, AES Drax began discussions with TXU Europe Group regarding settlement of the termination sum due under the Hedging Contract as well as amounts owing for power consumed by TXU Europe during October and the first half of November 2002. AES Drax's willingness to continue these discussions was dependent on receiving by November 14, 2002 (pound)49,323,680 (including VAT) for power purchased in October 2002 under the Hedging Contract.

     On November 7, 2002 Moody's downgraded our subsidiary's senior debt to Caa1 from Caa2 and the notes from Ca to C. The downgrades were attributed to developing events with TXU Europe Group and TXU Europe, including the delivery of the notices described above.

     On November 12, 2002, AES Drax received conditional approval from the Senior Lenders to terminate the Hedging Contract.

     On November 14, 2002, TXU Europe failed to make the October payment despite having provided certain assurances that payment would be made on time.

     On November 15, 2002, TXU Europe sought an order from the court to restrain AES Drax from presenting a petition to the court for its winding up. A hearing was scheduled to hear the merits for seeking such a restraining order on November 18, 2002.

     During the weekend of November 16 and 17, 2002, TXU Europe, TXU Europe Group and AES Drax continued their discussions regarding payment of a termination sum as well as payment for power consumed in October and November 2002. By the afternoon of Sunday, November 17, 2002, a tentative agreement was reached pursuant to which TXU Europe would pay AES Drax an aggregate of (pound)290 million (plus VAT) as a termination sum and for power consumed in October and for November 2002, with delivery of power through November 22, 2002 and then termination of the Hedging Contract. This tentative agreement was rejected by the Board of Directors of TXU Europe in the early morning of November 18, 2002, with TXU Europe significantly reducing the amount it was prepared to pay by (pound)30 million. This offer was immediately rejected by AES Drax. Throughout the negotiations, TXU Europe was informed that if agreement could not be reached, AES Drax would consider exercising its right to terminate the Hedging Contract.

     Although there were further discussions during the morning of November 18, 2002, and AES Drax made numerous attempts to obtain a written proposal from TXU Europe stipulating an amount it was prepared to pay as a settlement sum and for power consumed in October and November 2002, no offer capable of acceptance by AES Drax was received and no agreement as to settlement was reached. AES Drax then delivered to TXU Europe a notice of termination of the Hedging Contract in accordance with the terms of the Hedging Contract. The termination notice made the following demands (but without prejudice to any other rights or remedies which AES Drax had) of TXU Europe:

     o    payment of Capacity Damages in the amount of(pound)266,482,876 plus
          VAT;

     o payment of(pound)49,323,679.86 (including VAT) for power consumed in October 2002;

     o payment of approximately(pound)35,117,729 (including VAT) for power consumed from November 1, 2002 to the termination time (4:00 p.m. (London time)) on November 18, 2002; and

     o withdrawal of all calls for power subsequent to the termination time to permit AES Drax to begin selling power in the market.

     In addition to the notice of termination delivered to TXU Europe, AES Drax also delivered a demand for payment to TXU Europe Group, as guarantor under the Hedging Contract, for payment of all amounts then due under the Hedging Contract. In accordance with the terms of the guarantee, payment was required to be made within three business days of delivery of the demand for payment.

     Administration of TXU U.K. Ltd, TXU Europe and TXU Europe Group

     On November 19, 2002, TXU Europe Group filed a petition on behalf of itself, TXU U.K. Ltd. and TXU Europe, seeking protection from its creditors. On the same day, the United Kingdom High Court approved the petition, putting the three companies into administration and appointing administrators for each of them.

     As a result of TXU Europe Group and TXU Europe entering administration, AES Drax and TXU Europe agreed not to proceed with the hearing relating to AES Drax's petition to wind up TXU Europe, since no creditor may present a winding up petition against an English company which is in administration.

     See "Financial Information--Legal Proceedings" for a brief summary of current developments relating to the TXU administration.

     Consequences of Termination of the Hedging Contract

     The termination of the Hedging Contract, absent ratings affirmations, constituted an immediate default under the notes. Although the noteholders had the right to accelerate payment of the notes immediately, pursuant to intercreditor arrangements the noteholders would not be able to exercise any enforcement rights, at that time, until 179 days following delivery of certain required notices under the intercreditor agreements. No such notices have been delivered to date.

     Distributions on the Notes

     Certain of the forward-looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions of 1.25:1, at 1.19:1. As a result, our subsidiaries were not permitted to make distributions to us to fund interest due on the notes on August 30, 2002. This information was provided to the Rating Agencies and on August 20 and 21, 2002, Fitch and Moody's respectively, downgraded the senior debt (to `BB' and `Ba2' respectively) and the notes (to `C' and `Caa2' respectively). S&P also downgraded the notes (to `CCC') on August 20, 2002. AES, however, made a contribution to us which together with amounts then held in the notes' debt service reserve accounts was sufficient to make the payments then due. At the time AES stated that there were no assurances that it would agree to make any similar payments in the future. It was also disclosed at the time the June 30, 2002 calculations were made that any improvement in the forward-looking ratios would depend on a favorable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and due to the developments described above, the ratios were expected to be below 1.19:1 at December 30, 2002.

     As a result of the foregoing as well as the Standstill Arrangements entered into by AES Drax Holdings with the senior creditors, our subsidiaries were not permitted to make any direct or indirect distributions to us on December 31, 2002, to enable us to make required payments to the noteholders at the end of February 2003. Moreover, there were insufficient funds in the notes' debt service reserve accounts to cover such payments. As of February 2003, the notes' debt service reserve accounts were funded at $22,142.02 and (pound)40,643.91, resulting in a significant shortfall and, we did not make the full interest payments due on the notes on February 28, 2003. Such payment failure constituted an event of default under the notes subject to a 15-day grace period, although pursuant to intercreditor arrangements the noteholders cannot exercise any enforcements rights until 90 days following delivery of certain required notices under the intercreditor arrangements. On May 16, 2003, we received an acceleration notice from the Holder of our Notes, declaring the notes to be immediately due and payable.

     Agreement in Principle on Standstill Agreement with Senior Creditors

     On November 27, 2002, AES Drax Holdings reached an agreement in principle regarding certain Standstill Arrangements with the steering committee representing the Senior Lenders and an ad hoc committee formed by holders of the bonds. The purpose of the Standstill Arrangements was to provide AES Drax and such senior creditors with a period of stability during which discussions regarding a consensual restructuring of the project could take place. The standstill period expires on May 31, 2003, unless extended.

     Standstill Agreement signed with Senior Creditors

     On December 12, 2002, AES Drax Holdings entered into the Standstill Agreement with, among other parties, the Senior Lenders, certain bondholders representing a majority in sterling equivalent principal amount of such bonds (the "Consenting Bondholders"), and the bond trustee.

     The standstill period expires on the Standstill Termination Date, which may be extended. The Senior Lenders and the Consenting Bondholders have agreed to waive certain defaults and events of default under the Eurobonds or the bonds, as applicable, not to accelerate payment of the obligations and not to seek to enforce security until the Standstill Termination Date. In addition, the parties to the Standstill Agreement agreed to certain amendments and waivers to the respective financing documents, which, amongst other things, permits AES Drax to have access to at least (pound)30,000,000 of funds previously unavailable under the financing documentation, which funds may be used to provide credit support to electricity counterparties and suppliers and for working capital needs.

     The consents and waivers provided under the Standstill Agreement enabled AES Drax Holdings to pay a portion of the coupon on the Eurobonds (equal to the interest due from InPower Limited to the Senior Lenders under the Bank Facility) and the interest due to bondholders, in each case on December 31, 2002. As part of the Standstill Agreement, AES Drax agreed to provide the Senior Lenders and Consenting Bondholders with a restructuring plan by the middle of March 2003 (the "Restructuring Plan").

     A copy of the Standstill Agreement was attached as an exhibit to the Form 6-K filed by AES Drax Holdings with the SEC on December 13, 2002.

     Neither we nor any noteholders are a party to the Standstill Agreement and are not involved in the discussions regarding the Restructuring Plan.

     Restructuring Plan

     In accordance with the obligations under the Standstill Agreement, AES Drax Holdings, on March 14, 2003, presented proposals for a Restructuring Plan and an updated business plan to the steering committee representing the Senior Lenders and the members of the ad hoc committee formed by holders of AES Drax Holdings' bonds (the "Committees").

     AES Drax Holdings attached to its Form 6-K, filed with the SEC on April 11, 2003, three sections of the Restructuring Plan (Executive Summary (Section 1), Restructuring Proposal (Section 2), and Summary Cash Flows (Section 3)) as proposed by it on March 14, 2003 as well as the "Important Notice" attached thereto.

     The Restructuring Plan was delivered by AES Drax Holdings to the Committees for the purposes of evaluating the proposed financial restructuring of AES Drax's senior debt and is therefore subject to ongoing discussions with the Committees. AES Drax Holdings is under no obligation to publicly update or revise the Restructuring Plan, or any parts thereof, whether as a result of the outcome of these discussions, new information or any other reason.

     Trading

     See "Information on the Company--Business Overview--Business
Strategy--Trading Strategy."

     Maintenance

     A waiver was obtained from the Eurobond Trustee for an adjustment to the maintenance regime. As part of our ongoing operational program at Drax we have decided to move to a "4 year and 8 year" regime following consultation with Stone & Webster and insurers. This change does not mean that less time is spent on maintenance but that the cycle is different. Stone & Webster confirmed that they had no objections to increasing the periods between the maintenance outages, which were previously done on a "3 year and 6 year" regime.

     We note that Stone & Webster pointed out that the change to a "4 and 8 year" maintenance regime may result in the annual overhaul costs at Drax fluctuating rather than being roughly constant under a "3 and 6 year" regime. See "Information on the Company--Business Overview--Operation and Maintenance History--Planned Maintenance."

     Foreign Currency Swaps

     AES Drax Energy is required under the indenture in relation to the notes to have in place currency hedging agreements in respect of scheduled interest and principal payments in respect of the dollar denominated notes in a principal amount equal to the excess of the aggregate amount of outstanding dollar denominated notes over $160 million. AES Drax Energy (or AES Corp. on its behalf) has previously entered into such currency hedging agreements in respect of the interest payments in respect of the dollar denominated notes the last of which expired on February 28 2003.

     AES Drax Energy has not entered into any replacement currency hedging agreements as required by the terms of the indenture and does not currently anticipate entering into any such replacement agreements. It is AES Drax Energy's view that following the downgrading of the notes as a result of the termination of the Hedging Contract and the impact of such termination on the cash flow available to AES Drax Energy, it would not be possible to find a counterparty to any such currency hedging agreement. In addition, AES Drax Energy has insufficient cash flow or reserves to be able to enter into a swap mechanism whereby it would pay a counterparty sterling in exchange for dollars as it has no funds available to meet such financial obligations.

     The failure to comply with this requirement of the indenture is a Default under the indenture which will become an Event of Default in the event that such non-compliance continues for a period of 45 days after notice of such non-compliance has been given to AES Drax Energy by the trustee for the noteholders or by the holders of at least 25% in aggregate of the Sterling Equivalent of the principal amount of the notes then outstanding.

Item 5.  Operating and Financial Review and Prospects

AES Drax Energy Limited

     Given that we are a holding company with no operations of our own, the following discussion relates to the operating results of AES Drax, the owner of the Drax Power Station. AES Drax will provide distributions, group relief payments and/or intercompany loans to our indirect subsidiary, AESD, to pay principal, premium, if any, and interest on our debt obligations.

General

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statement. Important factors that could cause actual results to differ include risks set forth in "Key Information--Risk Factors."

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     During 2000 AES Drax's business activities concentrated on selling electricity generated by the Drax Power Station into the Pool. The Pool remained in place until March 27, 2001 when NETA was implemented. See "Information on the Company--Business Overview--Changes to the Electricity Market in England and Wales." The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of NETA compared with the prior Pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the CEGB. Despite the fire involving Unit 3 on December 27, 1999 and the rotor winding fault reported on Unit 2 in the quarter ended September 30, 2000 weighted average (based on capacity) availability for 2000 was approximately 82.5%. For the year ended December 31, 2001, the station had a weighted average (based on capacity) equivalent availability factor of 85.8%. For the year ended December 31, 2002, the station had a weighted average (based on capacity) equivalent availability factor of 81.90%. This reduction in availability compared to 2001 was due primarily to the increased levels of two-shifting caused by the manner in which TXU Europe called power under the Hedging Contract prior to its termination and the increased levels of forced outages which resulted from this regime. As we have moved back into baseload operation through the first quarter of 2003, both the plant availability and forced outage rates have improved. For the three months ended March 31, 2003, the Drax Power Station's weighted average (based on capacity) equivalent availability factor was 91.10% and its forced outage rate was 2.2%, compared to 88.70% and 11.26%, respectively, for the three months ended March 31, 2002.

     Termination of the Hedging Contract

     The Hedging Contract was terminated on November 18, 2002 following the failure by TXU Europe to pay for the power supplied by AES Drax to TXU Europe in respect of the month of October and part of the month of November (up to the date of termination) and TXU Europe's failure to provide a letter of credit as required by the terms of the Hedging Contract. The termination of the Hedging Contract has had a significant impact upon the results of AES Drax for the year ended December 31, 2002 and will affect the future results of the Drax Power Station as it migrates to becoming a fully-merchant plant. In the financial statements to December 31, 2002 we have recorded a provision of (pound)136.8 million and a contingency in respect of the potential "Capacity Damages" payable under the termination of the contract of approximately (pound)266 million.

     The (pound)136.8 million provision consists of four distinct elements:

     o The revenues from TXU Europe under the Hedging Contract consisted of two components, a capacity fee (which was essentially fixed) and a variable call payment, which was based upon the volumes of power sold by AES Drax to TXU Europe. Under the Hedging Contract, the cash flows received in respect of the capacity fees were shaped, so that the payments were higher through the first and fourth quarter of each calendar year. However, the accounting policy that we adopted was to smooth the receipt of the capacity fees and treat them as a fixed amount received each month. In 2002, the capacity fees payable were approximately (pound)18.8 million pounds per month.

          However, as at the date of termination, AES Drax's balance sheet included an amount of accrued income in respect of the TXU Europe capacity fees, as the cash receipts in the period to November 18, 2002 were approximately (pound)55.6 million less than the revenues reflected on the income statement. Therefore, AES Drax created a provision for this accrued income during the quarter ended December 31, 2002. The change between this figure and the (pound)70.9 million originally estimated in the September 30, 2002 6-K filing is due to an adjustment to take account of the movement in this accrual between September 30, 2002 and the date of termination of the Hedging Contract.

     o Prior to the commencement of the Hedging Contract in April 2000, AES Drax paid TXU Europe a (pound)10 million fee pursuant to the Hedging Contract in connection with the structuring of the transactions contemplated by the Agreement:

          The accounting treatment was to amortize this fee over the life of the Hedging Contract, a period of approximately 15 years. As at the date of termination of the Hedging Contract, a balance of (pound)8.3 million remained. Therefore, due to the termination of the Hedging Contract we wrote-off this balance during the quarter ended December 31, 2002.

     o In addition, AES Drax paid (pound)1.2 million of professional fees relating to the renegotiating of the Hedging Contract due to the introduction of NETA and its conversion to the new trading regulations. The accounting treatment adopted was to amortize these costs over the remaining life of the Hedging Contract, a period of approximately 13 years. As at the date of termination, a balance of (pound)1.1 million remained. Therefore, due to the termination of the Hedging Contract, we wrote-off this balance during the quarter ended December 31, 2002.

     o A provision in respect of the power sold to TXU Europe under the Hedging Contract during October and in the period to November 18, 2002, when the contract was terminated. TXU Europe have not paid us for this power and a provision of approximately (pound)71.8 million (excluding VAT) was made during the quarter ended December 31, 2002.

Critical Accounting Policies

     We prepare our financial statements in accordance with accounting principles generally accepted in the UK. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are most critical to understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, deferred finance costs and derivatives.

     AES Drax's critical accounting policies are:

     o    Revenue recognition

          Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

     o    Goodwill Impairment of long-lived assets

          We evaluate the impairment of our long-lived assets based on analysis performed under UK GAAP. Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalized and amortized over 20 years. Under US GAAP, the Acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, we have recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognized under US GAAP.

          Given the ongoing nature of the Standstill Arrangements and that no conclusion has been reached upon a restructuring proposal, it is not appropriate to treat the assets owned by AES Drax Holdings as held for sale. This uncertainty will only be resolved following the completion of the discussions with AES Drax's senior creditors, or absent a restructuring of our indebtedness, the potential enforcement of security arrangements under intercreditor arrangements if certain conditions are satisfied. Therefore, under US GAAP, no impairment is disclosed in the financial statements of AES Drax Holdings or our other subsidiaries for the year ended December 31, 2002. See the reconciliation between UK and US GAAP, contained in note 29 to our financial statements included in this annual report.

          Under US GAAP, Financial Accounting Standard ("FAS") No. 144 states that a long-lived asset classified as held for sale is held on the balance sheet at the lower of its carrying amount or fair value. As a result, our ultimate parent company, AES recorded an after-tax impairment loss of approximately $893 million in the fourth quarter of 2002 relating to AES Drax and AES Drax was classified as held for sale in AES's consolidated balance sheet.

     o    Deferred finance costs

          Financing costs are deferred and amortized over the related financing period using the effective interest method of amortization. Deferred financing costs are shown net of accumulated amortization of (pound)16.8 million and (pound)10.8 million as of December 31, 2002 and December 31, 2001, respectively.

     o    Derivatives

          The group enters into various derivative transactions in order to hedge its exposure to certain market risks. AES Drax Holdings and certain of its subsidiaries currently have outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

Results of Operations

     AES Drax's results of operations through the majority of the period covered by this report relied on payments made to it by TXU Europe under the Hedging Contract, on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     As a result of termination of the Hedging Contract, the following results are not necessarily indicative of results we expect to achieve in future periods, as AES Drax only began operating as a fully merchant plant as of November 19, 2002.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 29 to our financial statements included in this annual report.

     Year ended December 31, 2002 compared to the year ended December 31, 2001

     Revenues for the quarter ended December 31, 2002 totaled (pound)137.7 million (2001: (pound)143.5 million) and for the year ended December 31, 2002 totaled (pound)524.8 million (2001: (pound)586.1 million). The 4% decrease in revenues for the fourth quarter of 2002, compared to the same period in 2001 is due principally to the termination of the Hedging Contract in mid-November (see "Information on the Company-Significant Developments During 2002 and Recent Developments") at which time AES Drax stopped selling power to TXU Europe and began selling electricity into the market. The revenues for the fourth quarter of 2002 include approximately (pound)71.8 million of revenues for which AES Drax has not received payment from TXU Europe and for which we have established an offsetting provision as described below. As AES Drax only began to shift to a pure merchant plant at this time and AES Drax was in negotiations with certain of its senior creditors regarding standstill arrangements and a new trading strategy and electricity contracting policy, these developments as well as arrangements with counterparties regarding credit enhancement also impacted AES Drax's ability to capture certain merchant sales. Sales in the fourth quarter of 2002 totaled 5,642.2 GWh (2001: 4,919.3). This increase in volume is due to the impact of TXU Europe making increased calls for power under the Hedging Contract in the six weeks prior to termination and the successful transition to a fully merchant business, in the six weeks post-termination of the Hedging Contract. The decrease in revenues is due to the loss of the capacity payment payable by TXU Europe under the Hedging Contract, which would have contributed a further (pound)18.8 million of revenues in December 2002 and the overall decline in capture price from an average of (pound)29.16/MWh to (pound)24.40/MWh for the quarter ended December 31, 2002. Most of this decline is due to the transition from the Hedging Contract, which had accounted for approximately 60% of the revenues generated by the Drax Power Station and was terminated on November 18, 2002, to becoming a fully merchant plant, where AES Drax was capturing only market prices averaging around (pound)16.92/MWh during the last part of the year.

     The 10.4% decrease in revenues for the year ended December 31, 2002 compared with the previous year, are once again primarily due to the reduction in prices over the last twelve months and a 12.6% decrease in generation from 21,314GWh in 2001 to 18,627GWh. This decrease primarily reflects both the impact of increased competition and over-capacity within the UK generation market. During the period the Hedging Contract was in place, it also reflects the increased proportion of our sales which were made under the Hedging Contract prior to termination, increasing the average capture price from (pound)27.50/MWh to (pound)28.18/MWh, an increase of 2.5% over 2001 which indicates the benefit the Hedging Contract had provided AES Drax as market prices declined.

     Prices throughout 2002 for Annual Baseload Contracts have fallen from around (pound)18.45/MWh in December 2001 to (pound)16.92/MWh, by December 31, 2002. The following graph shows the trend in such baseload prices over the year ended December 31, 2002:

                            Annual Baseload Prices

                               [GRAPHIC OMITTED]

     During the first quarter of 2003, prices increased sharply through January when we successfully hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of the TXU Europe group and the issues faced by British Energy at that time. The table above also shows the trend in baseload prices since January 1, 2003.

     Cost of sales for the quarter ended December 31, 2002, which are primarily fuel costs were (pound)69.6 million, compared to (pound)59.1 million for the quarter ended December 31, 2001. Cost of sales for the year ended December 31, 2002 were (pound)219.5 million, compared to (pound)267.2 million for the year ended December 31, 2001. The increase in fuel burnt for the fourth quarter of 2002, compared to the same period in 2001, is due to the increase in generation from 5,142.5GWh to 5,889.5GWh, which reflects the increased volume of electricity sales in the quarter. However, the year ended December 31, 2002 shows a 17.9% reduction in fuel costs, reflecting the 12.6% reduction in generation for 2002 compared to 2001 and a reduction in our fuel costs resulting from the change from the Innogy coal contract, to the one with UK Coal Limited, which occurred during 2001.

     The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers. However, during the last quarter of 2002, in response to the developments relating to the termination of the Hedging Contract, the payment terms for UK Coal Limited were temporarily revised as AES Drax paid them weekly in arrears. This arrangement was partially off-set by a discount of GBP LIBOR plus 3% for the earlier payment.

     Gross profit (revenues less cost of goods sold) was (pound)68.1 million for the quarter ended December 31, 2002 (2001: (pound)84.4 million). This gives a gross margin for the fourth quarter of 2002 and the twelve months of approximately 49.4% (2001: 58.8%) and 58.2% (2001: 54.4%) respectively. The change in the gross margin during the fourth quarter can be explained by the termination of the Hedging Contract and the transition to a fully merchant plant, with the previously highlighted 16% decrease in our average capture price. The improvement in the gross margin for the year ended December 31, 2002 is mostly due to a slight improvement in the average selling price (an increase of 2.5%), an increase in the proportion of electricity that was sold to TXU Europe under the Hedging Contract for the period ended November 18, 2002, and the reduced fuel costs of approximately (pound)0.70/MWh from contracts with AES Drax's major suppliers. The increase in the average selling price was solely due to the terms of the Hedging Contract and we do not expect that AES Drax will be able to capture such selling prices in the future absent significant changes in the market.

     Administrative expenses for the quarter ended December 31, 2002 totaled (pound)762.6 million (2001: (pound)54.1 million) and for the year ended 31 December, 2002 totaled (pound)894.8 million (2001: (pound)176.2 million). These totals for 2002 include an exceptional item relating to the termination of the Hedging Contract and an impairment of fixed assets, as a result of the termination of the Hedging Contract. The component parts of this exceptional item can be summarized as follows:

          TXU-related write-offs and provision       (pound)136.8 million
          Impairment of fixed assets                 (pound)579.0 million

          Total                                      (pound)715.8 million

     A break-down and explanation of the (pound)136.8 million has been provided above (see "--Results of Operations"), although the constituent parts are summarized below:

          Write-off of accrued income                (pound)55.6 million
          Write-off of structuring fee               (pound)8.3 million
          Write-off of professional fees             (pound)1.1 million
          Provision for power sold, but not paid for (pound)71.8 million

          Total                                      (pound)136.8 million

     The impairment of fixed assets is in line with the requirements of FRS 11 - The Impairment of Fixed Assets and Goodwill, under UK GAAP. This standard tries to ensure that fixed assets and goodwill are recorded at no more than their recoverable amount. It considers how financial statements should treat any impairment loss which becomes apparent and tries to ensure that sufficient disclosure is given to enable users of financial statements to understand the impact of impairment.

     In our case, we have compared the book value of our fixed assets (both tangible and intangible) totaling approximately (pound)1,297 million against the net present value (NPV) of the estimated future discounted cash flows of the business. The discount rate used has been reviewed for reasonableness, and we are satisfied that a post-tax discount rate of 7.9% is appropriate. The cash flows used for this exercise were sourced from AES Drax's Restructuring Plan (see "Information on the Company-Significant Developments During 2002 and Recent Developments"). The result of this

"impairment test" is that the book value of the fixed assets exceeds the NPV of the cash flows by approximately (pound)579 million. Therefore, we are required to record a write-off against our fixed assets of this amount, which is charged initially against our Intangible Assets, which comprise of the goodwill that arose upon acquisition of Drax Power Station by AES (see Notes 4 and 8 to the financial statements included in this annual report) and subsequently against the company's Tangible Assets.

     This write-off reduces the Intangible Assets from a book value of (pound)549.5 million to (pound)Nil, and the Tangible Assets from (pound)1,112.6 million to (pound)1,083.1 million.

     The "normal" administrative expenses consist primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations. The expenses for the quarter ended December 31, 2002 totaled (pound)46.8 million (2001: (pound)54.1 million) and for the year ended December 31, 2002 totaled (pound)179.0 million (2001: (pound)176.2 million). The decreased level of expenditure in the fourth quarter of 2002 was due to the following:

     o An increase in the "Balancing System Use of System" charges or BSUoS, which have been discussed in previous periodic reports on Form 6-K we have filed with the SEC, covering the NGC costs of balancing the system under NETA. For the last quarter of 2002, these totaled (pound)1.1m of additional costs over 2001, due to the increased volume of generation in this quarter, over the same period in 2001.

     o The increased level of professional and legal fees incurred in the quarter associated with the attempted restructuring of the Hedging Contract and then the subsequent preparation and implementation of a Standstill Agreement with our senior creditors. Such fees totaled (pound)5.6 million for the quarter ended December 31, 2002.

     o The increase in our insurance premiums following renewal in November 2001, when our premiums increased from approximately (pound)3.7 million per annum to (pound)7.5 million per annum. This significant increase in the premiums payable was due to:

          o    The impact of September 11th on the insurance market as a whole.

          o    The withdrawal of certain insurers from the power sector.

          o Insufficient capacity available in the insurance market at the time of renewal.

          o    AES Drax's claims history during the first year of the policy.

     This added approximately (pound)1 million to our insurance expense for the quarter ended December 31, 2002 compared to the same period in 2001.

     o    The above increases were off-set by the following:

          o In 2001, we had a(pound)3.3 million write-off in respect of Enron

          o AES Drax achieved a reduction in our rates expense for 2002, resulting from previous unplanned outages at the plant, which totaled approximately (pound)1.6 million

          o AES Drax made savings on maintenance expenditure, compared to 2001, of approximately (pound)1.9 million primarily due to the deferral of the Unit 2 major outage and the reduced levels of generation.

     This explains the (pound)0.7 million increase in administrative expenses for this quarter compared to the same period in the previous year.

     o Other reductions and savings in administrative expenses generated a further reduction against 2001 of (pound)7.3 million, which includes (pound)3.9 million of foreign exchange gains on AES Drax Energy's dollar denominated notes, compared to an exchange loss of (pound)1.7 million in the fourth quarter of 2001.

     The additional (pound)2.8 million of administrative expenses for the year ended December 31, 2002 compared to 2001, can be attributed to the following factors:

     o The increase in AES Drax's insurance premiums following renewal in November 2001, when AES Drax's premiums increased from approximately (pound)3.7 million per annum to (pound)7.5 million per annum. This significant increase in the premiums payable was due to the reasons noted above. This added approximately (pound)5.9 million to AES Drax's insurance expense for the year ended December 31, 2002 compared to the same period in 2001 and insurance totaled (pound)10.9 million for the year.

     o The amortization of an acquisition adjustment for the fuel contract with Innogy plc was completed when the contract expired in September 2001. This adjustment had a beneficial effect on our amortization expense during the first half of 2001; so as this is no longer available, this has increased our amortization expense for the year ended December 31, 2002 by (pound)17.2 million.

     o The significant amount of expenditure on professional and legal fees in 2002, which totaled(pound)7.8 million compared to(pound)1.8 million in 2001.

     o Our total Use of System charges also increased in 2002, from approximately (pound)31 million per annum in 2001 to (pound)34 million in 2002, which reflects the fact that NETA was only introduced at the end of March 2001 and 2002 will include a full year of charges.

     The above increases were also off-set by reductions in other areas:

     o    The Enron write-off that occurred in 2001 of(pound)3.3 million.

     o The deferral of the major outage on Unit 2, which reduced expenditure by (pound)5.5 million and other savings on maintenance that totaled (pound)5.1 million. Expenditure has been deferred as a result of lower generation levels and through our own cost-cutting initiatives. Our commitments under the Hedging Contract prior to its termination and the running regime of the plant, has meant that it has been difficult to release plant (bring it out of service) as often as maintenance routines would dictate. Therefore some maintenance expenditure has been deferred and rescheduled until such time as the plant can be released.

     o Salaries are approximately (pound)1 million lower than the same period in 2001, with reduced staffing levels and encouraging people to transfer onto contracts where their overtime is built into their basic salary.

     o We achieved a reduction in our rates expense for 2002, resulting from previous unplanned outages at the plant, which totaled approximately (pound)2.1 million for the year.

     o Other reductions and savings in administrative expenses generated a further reduction against 2001 of (pound)12.3 million, which includes (pound)11.1 million of foreign exchange gains on AES Drax Energy's dollar denominated notes.

     Interest receivable and other income was (pound)5.7 million for the fourth quarter of 2002, and totaled (pound)23.8 million for the year ended December 31, 2002. The charges for the fourth quarter in 2001 were (pound)3.6 million, and (pound)16.2 million for the year 2001, representing an increase of approximately 58% for the fourth quarter and a 47% increase for the year 2002. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap. The increase in AES Drax's interest income for the fourth quarter of 2002, compared to the same period in 2001, is due to an increase in the Harich Swap income resulting from the deferral of a (pound)30.8m coupon payment due on the Eurobonds (being equivalent to the principal payment due under the Bank Facility) which was agreed to be deferred as part of the Standstill Agreement. The 47% increase in interest income for 2002 compared to 2001, is again attributable to an increase in the Harich Swap income resulting from the deferral of the (pound)30.8m coupon payment, plus the additional benefit that accrued under the Harich Swap in 2002 due to the lower interest rates. GBP 6-month LIBOR has decreased from 5.9% in January 2001 to 4.3% in December 2002.

     Interest payable and similar charges were (pound)50.6 million for the fourth quarter of 2002, and totaled (pound)206.4 million for the year ended December 31, 2002. The charges for the fourth quarter in 2001 were (pound)51.3 million, and (pound)197.6 million for the year 2001, representing a decrease of approximately 1.4% and an increase of 4.4% respectively, in 2002. The interest expense comprises three major components:

     (i) The bank debt, which has a principal under UK GAAP of (pound)1.37 billion as at December 31, 2002, accruing interest at 8.9% per annum. This principal is calculated by deducting the proceeds of the issuance of the bonds from the value of the Eurobonds issued at financial close ((pound)1.725 billion).

     (ii) The bonds, which have a principal of(pound)400 million, of which half accrues interest at 10.41% and the other half at 9.07%.

     (iii) The notes, which have a principal of(pound)262.3 million, of which(pound)135 million accrues interest at 11.25% and the balance at 11.5%.

     The additional interest expense charged in addition to the above, reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the debt service reserve accounts with a minimum balance, which we refer to as the Required Balance, required pursuant to the terms of the Eurobonds. The interest rate swaps are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have continued to decline to a low of 3.9900% as at December 31, 2002 (2001: 4.32875%).

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station. Our interest expense has decreased by approximately (pound)0.7 million for the fourth quarter of 2002 compared to 2001 due to the impact of an additional interest accrual that was booked in the quarter ended December 31, 2001 to ensure that the 2001 interest expense was correct. The average rate of interest applicable to our financial obligations is approximately 9.3% (2001: 9.3%) on our Sterling obligations and 11% (2001: 11%) on our US dollar obligations (see Note 17 to the Financial Statements).

     The December 2002 interest payment on both the Bank Facility and the bonds was made on schedule when AES Drax remitted approximately (pound)28.1 million to InPower Limited for payment of interest to the Senior Lenders and (pound)9 million and $16 million to the bondholders. However, AES Drax did not pay the portion of the Eurobond coupon corresponding to the principal due on the bank debt that was due on December 31, 2002 which totaled (pound)30.8 million. This deferral of the payment of principal was agreed as part of the Standstill Arrangements. In addition, we were unable to make the interest payments due on the notes on February 28, 2003. See "Information on the Company-Significant Developments During 2002 and Recent Developments".

     Due to the impact of the exceptional administrative expenses during the quarter ended December 31, 2002 we incurred a loss on ordinary activities before taxation of (pound)739.4 million (2001: Loss of (pound)17.4 million). The loss on ordinary activities before taxation for the year ended December 31, 2002 was approximately (pound)772.0 million (2001: Loss of (pound)38.7 million) on which we received a corporation tax credit of (pound)0.5 million (2001: Charge of (pound)10.9 million). This equates to an effective tax rate of 0.06% (2001:
28%), even though UK corporation tax rate is currently 30%. The reason for the credit in 2002 is primarily due to the impact of the exceptional administrative expenses, which have resulted in zero taxable profits for 2002 and the (pound)0.5 million credit represents the movement in the deferred tax provision for the year.

     Year ended December 31, 2001 compared to the year ended December 31, 2000

     Revenues for the quarter ended December 31, 2001 totaled (pound)143.5 million (2000: (pound)158.6 million) and for the year ended December 31, 2001 were (pound)586.1 million (2000: (pound)622.8 million). The 9.5% decrease in revenues for the fourth quarter of 2001, compared to the same period in 2000 is due principally to a reduction in the volume of electricity sold. Sales in the fourth quarter of 2001 totaled 4,919.3 GWh (2000: 6,685.6). The majority of this reduction was in AES Drax's merchant sales, as the sales to TXU Europe in the fourth quarter of 2001, were only 450GWh less than the same quarter in 2000. This decline in volume is due to the effects of competition and the reduction in prices, particularly during off-peak periods.

     The 5.9% decrease in revenues for the year ended December 31, 2001 compared with the previous year, are once again primarily due to the reduction in prices over the last twelve months and a 3.4% decrease in generation from 22,074 GWh in 2000 to 21,314 GWh. Although prices decreased over the 12 months to December 2001, the impact on AES Drax's revenues was not as significant, if you compare total revenues to generation sold, as AES Drax's average price capture for the year only declined by 2.5% from (pound)28.21 in 2000 to (pound)27.50 in 2001.

     Prices throughout 2001 for Annual Baseload Contracts fell from around (pound)19.10/MWh at the commencement of NETA in March 2001 to (pound)18.45/MWh, by December 31, 2001. The following graph shows the trend in such baseload prices over the year ended December 31, 2001:

                            Annual Baseload Prices

                               [GRAPHIC OMITTED]

     There are a number of factors that contributed to these price peaks and troughs:

     o In the period prior to NETA go-live there was a great deal of uncertainty about how NETA would impact upon the market-place, so there was a sharp decline in prices through Quarter 1.

     o Prices quickly recovered following the introduction of NETA, though we believe that this had more to do with an uncertainty about participant's bidding strategies and the general fragmentation of the market following the significant changes in ownership of plant that had occurred.

     o Through Quarter 3 prices remained reasonably flat, staying generally in the range of(pound)19.00 to(pound)19.50/MWh.

     o In Quarter 4, there was an unexpected change when the traditional seasonal peak in Winter 2002 did not materialize and prices dropped from (pound)19.00 to (pound)18.00/MWh, before recovering to around (pound)18.50/MWh at the close of the year. This was when the impact of the over-capacity that exists within the UK generation market became most apparent.

     Although there were significant fluctuations in market prices during 2000, there was not the same decline as experienced during 2001. However, the impact of such fluctuations on AES Drax's earnings were still hedged via the Hedging Contract, which covered approximately 60% of our revenues during this period.

     Cost of sales for the quarter ended December 31, 2001, which are primarily fuel costs were (pound)59.1 million, compared to (pound)83.4 million for the quarter ended December 31, 2000. Cost of sales for the year ended December 31, 2001 were (pound)267.2 million, compared to (pound)278.2 million. The reduction in fuel burnt for the fourth quarter of 2001, compared to the same period in 2000, was due to the reduction in generation from 7001.1GWh to 5,142.5GWh, which reflected the reduced electricity sales. However, the year ended December 31, 2001 shows only a 4.1% reduction in fuel costs, reflecting the 2.4% reduction in generation for 2001 compared to 2000 and a reduction in AES Drax's fuel costs resulting from the change from the Innogy Coal Contract, to the one with UK Coal Limited. The impact of the reduction is also reflected in AES Drax's load factor, which decreased from 66.5% for the year ended December 31, 2000 to 64.4% for the year ended December 31, 2001.

     The cost of fuel remained in line with expectations due to the transition from the supply contract with Innogy plc (formerly National Power plc) to one with UK Coal Limited (formerly RJB Mining). Therefore the reduced fuel costs were in line with our expectations.

     Administrative expenses for the quarter ended December 31, 2001 were (pound)54.1 million (2000: (pound)40.6 million) and for the year ended 31 December, 2001 were (pound)176.2 million (2000: (pound)171.0 million). These expenses consisted primarily of fixed operations, maintenance and other variable costs and the expenditure was broadly in line with our expectations. The increased level of expenditure in the fourth quarter of 2001 was due to the following:

     o For the last quarter of 2001 BSUoS charges totaled (pound)1.8m of additional costs over 2000.

     o The write-off of a bad debt of (pound)3.3 million with Enron, which collapsed during the fourth quarter of 2001. This write-off included not only AES Drax's exposure to them for energy sales but also for some coal trades. We believe this was actually a good result for AES Drax as at one stage, Enron comprised almost 50% of our trading activity under NETA bilateral contracts. However, we were able to react quickly to the changes that took place in the market in the run-up to Enron's demise and reduced our exposure to a more manageable level.

     o The increase in AES Drax's insurance premiums following renewal in November, when AES Drax's premiums increased from approximately (pound)3.7 million per annum to (pound)7.5 million per annum. This significant increase in the premiums payable was due to:

          o    The impact of September 11th on the insurance market as a whole.

          o    The withdrawal of certain insurers from the power sector.

          o Insufficient capacity available in the insurance market at the time of renewal.

          o    AES Drax's claims history during the first year of the policy.

          This added approximately (pound)1 million to our insurance expense for the quarter ended December 31, 2001 compared to the same period in 2000.

     o The balance of the (pound)14m increase in administrative expenses for the fourth quarter of 2001, compared to 2000, was incurred on additional amortization expense. The amortization of an acquisition adjustment for the fuel contract with Innogy plc (formerly National Power plc) was completed when the contract expired in September 2001. This increased our amortization expense for the fourth quarter of 2001 by (pound)6.9 million. Included within administrative expenses is (pound)1.7 million of foreign exchange losses on the dollar denominated notes.

     The additional (pound)5 million of administrative expenses for the year ended December 31, 2001 compared to 2000 was primarily due to the BSUoS charges, the Enron bad-debt and insurance. BSUoS charges are paid daily and for 2001 they totaled approximately (pound)8.2 million.

     Interest payable and similar charges were (pound)51.3 million for the fourth quarter of 2001, and totaled (pound)197.6 million for the year ended December 31, 2001. The charges for the fourth quarter in 2000 were (pound)39.6 million, and (pound)177.8 million for the year 2000, representing an increase of approximately 29.5% and 11.1% respectively, in 2001.

     The additional interest expense charged over the rates carried by the indebtedness reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the Required Balance under the Bank Facility. The interest rate swaps increased our interest expense as interest rates (GBP 6 month LIBOR) had fallen to an unexpected low of 4.13625% as at December 31, 2001.

     Interest expense increased from 2000 to 2001 as a result of the refinancing in August 2000, where AES Drax replaced a portion of the Eurobonds with the bonds, which incur a higher rate of interest (9.07% - 10.41% vs 8.86%). A portion of this increase was off-set by the bridging loan, which was still in place during the first quarter of 2000 incurring interest at approximately 9% per annum. The average rate of interest applicable to AES Drax's financial obligations in 2001 was approximately 10.1% (2000: 8.9%).

     The December 2001 interest payment on both the Eurobonds and the bonds was made on schedule when we remitted approximately (pound)55m to the banks and (pound)9m and $16m to the bondholders.

     Interest receivable and other income was (pound)3.6 million for the fourth quarter of 2001, and totaled (pound)16.2 million for the year ended December 31, 2001. The charges for the fourth quarter in 2000 were (pound)7.2 million, and (pound)12.9 million for the year 2000, representing a decrease of approximately 50% for the fourth quarter and a 26% increase for the year 2001. This income represented not only the interest accrued on the various bank balances held by AES Drax, but also reflected the benefits accrued from the Harich Swap. The increase in AES Drax's interest income was due to the reclassification of the certain interest expense that was netted-off against interest income in 2000. The expenditure was reclassified was mainly the costs of the letters of credit and associated costs/fees.

     Gross profit (revenues less cost of goods sold) was (pound)84.4 million (2000: (pound)75.2 million) for the quarter ended December 31, 2001 and (pound)318.9 million (2000: (pound)344.6 million) for the year ended December 31, 2001. Operating profit from continuing operations was (pound)35.9 million (2000: (pound)35.1 million) for the quarter ended December 31, 2001 and (pound)143.1 million (2000: (pound)174.5 million) for the year ended December 31, 2001.

     This resulted in a gross margin of approximately 58.8% (2000: 47.4%) for the last quarter of 2001 and 54.4% (2000: 55.3%) for the year ended December 31, 2001. The improvement in the gross margin during the fourth quarter of 2001 compared to the same period in 2000, was due to the improved heat rate of the plant during the quarter. AES Drax's average heat rate for the quarter improved by 9.6% to 9,252BTU's/KWh (2000: 8,445BTU's/KWh) in 2001.

     Due to the increased interest expense during the quarter ended December 31, 2001 we incurred a loss on ordinary activities before taxation of (pound)17.4 million (2000: Profit of (pound)2.1 million). The loss on ordinary activities before taxation for the year ended December 31, 2001 was approximately (pound)38.7 million (2000: Profit of (pound)8.6 million) on which we incurred corporation tax of (pound)10.9 million (2000: (pound)22.4 million). This equates to an effective tax rate of 28.15% (2000: 259.5%), even though UK corporation tax rate is currently 30%. The reason for the reduced tax charge in 2001 and increased charge in 2000 was primarily due to the significant value of the disallowable items in our tax computation that are added back when calculating the taxable profits in 2001 and 2000, and the impact of the deferred tax charges.

Liquidity and Capital Resources

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe and TXU Europe Group on November 18 and 19, 2002, respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Europe in October and the first half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax's claim for Capacity Damages, will now be subject to the administration process relating to TXU Europe and TXU Europe Group. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with NGC to supply power for the first five days post-termination, which provided the benefit of advanced payments ahead of the normal Grid Trade Master Agreement settlement date (tenth business day of the following month). AES Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal Limited, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     AES Drax's ability to enter into any new medium electricity trading term contracts was dependent on the availability of additional credit support. Under the terms of AES Drax's Standstill Agreement, AES Drax has utilized (pound)30 million of funds under the Group Account Agreement to create a new account called the Collateral Financing Account. This account has been used to provide the cash collateral required by one of the Senior Lenders, National Westminster Bank, to issue letters of credit necessary to provide the credit support required by both AES Drax's trading counterparties and Elexon who administer NETA.

     At present, AES Drax has entered into firm sales for approximately 55% of AES Drax's available capacity for the period from April 15, 2003 to September 30, 2003. AES Drax is hoping to achieve a load factor of approximately 50% through the third quarter of 2003 and an average of approximately 75% for the whole of 2003. AES Drax's firm sales for Summer 2003 should provide an average capture price of between (pound)15 and (pound)16 per MWh.

     As part of the Restructuring Proposal AES Drax is proposing to utilize any funds received from the administration of the TXU group to prepay a portion of the senior debt (though not the notes). In addition, they have outlined a debt conversion to reduce leverage. The combination of both proposals, would allow the business to meet the projected senior debt service cashflows using the funds generated from the proposed trading strategy for the plant. These proposals have been submitted to the Committees who are currently considering these proposals. The Restructuring Proposal prepared by AES Drax Holdings does not contemplate any recovery for the notes and current cash flow forecasts are not sufficient to provide full recovery for our Subsidiary Obligations which are structurally and contractually senior to the notes and secured by the group's main asset, the Drax Power Station.

     As part of the Standstill Arrangements, the Group Account Agreement (as defined below) was amended to create two new bank accounts:

     o Collateral Financing Account - this account contained the (pound)30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately (pound)24.7 million has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to AES Drax's trading counterparties for credit support.

          In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of (pound)25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At March 31, 2003 approximately (pound)21.2 million has been transferred into the Collateral Financing Account. Therefore, the balance on the Collateral Financing Account as at March 31, 2003 was approximately (pound)26.7 million.

     o Cash Cover Account - this account holds the funds which provide cash collateral for the issuance of letters of credit by the National Westminster Bank.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or held for the purposes of debt service. As at March 31, 2003 the balances on the following accounts were:

     o    Senior Debt Service Reserve Account     (pound)45.2 million

     o    Insurance Reserve Account               (pound)0.02 million

     The (pound)15 million of funds previously held in this account were transferred to the Collateral Financing Account, under the revised Group Account Agreement.

     o    Proceeds Account                        (pound)54.1 million

     AES Drax expects to incur approximately (pound)6.8 million in capital expenditures in the year 2003. During 2002 AES Drax spent (pound)5.2 million (2001: (pound)6.1 million, 2000: (pound)12 million) on various capital projects, the largest of which in 2002 was the replacement of motors on PA Fans, with variable frequency drives which totaled (pound)1.2 million. Future capital commitments shall be met from the working capital of AES Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, AES Drax will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

     Compliance with environmental standards will continue to be reflected in AES Drax's capital expenditures and operating costs. Based on the current status of regulatory requirements, AES Drax does not anticipate that any capital expenditures or operating expenses associated with complying with current environmental laws and regulations will have a material effect on its results of operations or its financial condition other than the planned expenditures for completing the fitting of low NOx burners to Units 2 and 3. See "Information on the Company--Business Overview - Environmental Matters and Regulation - Integrated Pollution Control."

     Certain of the forward-looking debt service cover ratios as of June 30, 2002 were below the level required to permit our subsidiary AES Drax Holdings to make any distributions of available cash to us at that time. Further, AES Drax Holdings was not permitted to make any distributions to us to permit us to make the required interest payments of $11,500,000 and (pound)7,593,750 to our noteholders due on February 28, 2003.

     The payment of interest on the notes in February 2002 was made, in part, from funds in the Debt Service Reserve Account we held. AES Drax Holdings was not permitted to make distributions to us to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to us which together with amounts then held in the notes' debt service reserve fund was sufficient to make the payments then due. As of February 2003, the notes' debt service reserve accounts held a balance of $22,142.02 and (pound)40,643.91, resulting in a significant shortfall. As a result of the foregoing, we did not have sufficient funds to cover the required interest payments due in February 2003 on the notes in full.

     Such payment failure constituted an event of default under the notes subject to a 15-day grace period (which has now expired), although pursuant to intercreditor arrangements the noteholders have no enforcements rights until 90 days following delivery of certain required notices under the intercreditor arrangements. On May 16, 2003, we received an acceleration notice from the Holder of our notes, declaring the notes to be immediately due and payable.

     The Notes

     A full description of the terms and conditions of the notes, security arrangements and intercreditor arrangements, is included under "Description of the Notes" in our F-4 Registration Statement, which description is hereby incorporated by reference herein.

     The Bonds

     Proceeds from the issuance of the bonds were used to prepay a portion of the fixed coupons on the Eurobonds (described below). A full description of the terms and conditions of the bonds, common security arrangements with the Eurobonds and intercreditor arrangements, is included under "Description of the Bonds" in the F-4 Registration Statement filed by AES Drax Holdings, which description is hereby incorporated by reference herein.

     The Eurobonds

     The Eurobonds are senior secured debt obligations of AES Drax Holdings with an aggregate principal amount of (pound)1,725 million due 2015. The Eurobonds provide for fixed semi-annual interest payments at a per annum rate of 8.86%. The Eurobonds are not guaranteed by us or AES, and the sole source of funds for payments due under the Eurobonds (together with payments due under the bonds) are distributions and payments in respect of surrender of tax relief and intercompany loans received by AES Drax Holdings from its subsidiaries.

     The terms and conditions of the Eurobonds contain covenants requiring each of the companies subject to its terms, to:

     o    provide regular financial and other information;

     o    comply with material project agreements; and

     o operate and maintain the Drax Power Station in accordance with agreed standards.

     The terms and conditions of the Eurobonds also contain covenants limiting the ability of each of the companies subject to the terms thereof to:

     o    incur additional debt;

     o    pledge assets;

     o    enter into sale-leaseback transactions;

     o    make loans other than certain permitted intercompany loans;

     o    make capital expenditures;

     o    enter into mergers or sell assets;

     o    change lines of business;

     o make distributions or other payments with respect to its share capital;

     o open or maintain any accounts other than in accordance with certain account agreements; and

     o enter into, amend or terminate any Acquisition agreement, project document or any of the agreements relating to the Subordinated Obligations or the notes.

     In addition, the terms and conditions of the Eurobonds restrict the making of distributions to make payments on the notes and distributions to AES unless AES Drax complies with certain debt service coverage and other financial ratios. See "-Limits on Distributions under the Subsidiary Obligations."

     The terms and conditions of the Eurobonds contain the following events of default:

     o    failure to make payments when due;

     o    failure to comply with certain covenants;

     o    any material misrepresentation;

     o the default under other debt of any relevant company or, in certain cases, under the Hedging Contract;

     o the occurrence of a bankruptcy or insolvency proceeding involving any relevant party or any party to a material project document;

     o any cessation of all or a substantial portion of its business by a relevant company or any party to a material project document which cessation by such party would be likely to have a material adverse effect;

     o breach by any AES Drax company of a project document or any breach by a third party to a material project document that is likely to have a material adverse effect on the ability of the holders to be repaid under the Eurobonds or of the Senior Lenders to be repaid under the Bank Facility;

     o    failure to maintain all material permits;

     o    effectiveness of the collateral securing the loans;

     o    abandonment or nationalization of the Drax Power Station;

     o the cancellation, suspension or cessation of required insurance coverage;

     o loss of title to material assets or the occurrence of extended and material force majeure;

     o an inability to carry on business or to make payments when they come due as a result of changes in the regulatory regime;

     o    default in the satisfaction of legal judgments;

     o failure to satisfy minimum loan life and historic debt service coverage ratios; and

     o change of control events relating to the AES Drax companies or InPower Limited.

     AES Drax Holdings is also required to make customary representations and warranties on behalf of ourselves and the other relevant companies. As a result of developments during the second half of 2002, including, in particular, the termination of the Hedging Contract, a number of defaults and events of default have occurred under the Eurobonds. These defaults or events of default have been permanently or temporarily waived under the Standstill Agreement.

     The Bank Facility

     The Bank Facility is a senior secured credit facility comprised of term loans from the Senior Lenders. The net proceeds of the bonds used to prepay the fixed coupons on the Eurobonds were used by InPower Limited to repay approximately (pound)370 million of the Bank Facility. As of March 31, 2003, the aggregate principal amount outstanding under the Bank Facility is (pound)842.6 million. InPower Limited's obligations under the Bank Facility are secured by security granted over the Eurobonds from InPower Limited and indirectly by BondPower Limited as assignee of the principal of the Eurobonds. The obligations under the Eurobonds have the benefit of security from our subsidiaries and certain other AES Drax companies, which is the same security available for the bonds and rank pari passu with the bonds. Therefore, if the Senior Lenders enforce the Bank Facility, subject to the provisions of the AES Intercreditor Deed with the trustee for the bondholders, they will have the right to control the enforcement of the security package granted in respect of the Eurobonds. In addition the Banks have the ability upon enforcement to sell the Eurobonds (or any part of them) to third parties.

     Pricing on the loans under the Bank Facility is based on the London interbank offered rate (Libor), reset periodically, plus a margin ranging from 1.50% to 3.0%, depending on the ratings that Moody's, Standard & Poor's and Duff & Phelps assign the loans from time to time. Currently the loans are rated Caa2 by Moody's, D by Standard & Poor's, and CC by Fitch (formerly Duff & Phelps) resulting in an interest rate currently of Libor + 3.00% (effective from January 1, 2003). These ratings reflect downgrades by all three rating agencies, as a reaction to the termination of the Hedging Contract and the signing of the Standstill Agreement.

     Scheduled amortization of the Bank Facility loans consist of payments of a percentage of the principal of the loans, together with accrued interest, in six-month intervals which commenced June 30, 2000. Scheduled repayments range under the Bank Facility from 0.3% to 5.15% of the current aggregate principal amount of (pound)842.6 million. A principal installment of (pound)30,770,000 (2001: (pound)22,625,000) was due on December 31, 2002 and the final installment due on June 30, 2015 will be (pound)40,725,000, or 4.8% of the (pound)842.6 million aggregate principal amount of the loans. The principal payment due on December 31, 2002 was deferred in accordance with the terms of the Standstill Agreement and the restructuring proposal would make additional changes to the existing amortization schedule.

     In addition, AES Drax Holdings has an obligation to prepay the coupons on the Eurobonds and to offer to repurchase the bonds if it receives proceeds from
(1) certain payments from the UK Government to compensate for any loss of property rights or (2) certain insurance awards. These proceeds shall be applied pro rata among the bondholders and the holders of the coupons of the Eurobonds, taking into account any net payment under the AES Drax Swap. If any bondholder does not exercise its rights pursuant to the offer to purchase, the pro rata portion of the payment allocated to such bondholder shall be applied in repayment of the coupons on the Eurobonds at the net present value of the coupon amount, taking into account any net payment under the AES Drax Swap. InPower Limited has agreed to use any such payments received from a prepayment of the coupons on the Eurobonds to prepay loans made under the Bank Facility.

     The Bank Facility has covenants, events of defaults and representations that match those of the Eurobonds, and InPower Limited and BondPower Limited have agreed that the exercise of their rights and remedies under the Eurobonds will be at the direction of the security trustee for the Senior Lenders. The existence of any event of default would permit the Senior Lenders to accelerate the loans. If the Senior Lenders chose to accelerate the loans, the loans would become immediately due and payable. As the Eurobonds have been pledged to the Senior Lenders as security for the Bank Facility, the Senior Lenders, subject to the terms and conditions of the AES Intercreditor Deed, would have the option to control the enforcement of the Eurobonds.

     Repayment of the Bank Facility and Eurobonds

     Repayment of principal and interest on the loans made under the Bank Facility can only be funded through:

     o payment of the fixed rate coupons on the Eurobonds by AES Drax Holdings to InPower Limited; and

     o payments (if any) by AES Drax under a swap with Harich (which is back-to-back with a swap between Harich and InPower Limited) (the "Harich Swap").

     Any such payments shall be made on a pari passu basis with payments due on the bonds and are subject to the cashflow waterfall.

     Application of Principal Payments Received on the Eurobonds

     Under the terms of a subscription agreement between InPower Limited and AES Drax Holdings, InPower Limited has agreed to subscribe for preference shares of AES Drax Holdings on the maturity date of the Eurobonds. InPower Limited is required to apply all principal payments under the Eurobonds, once all amounts outstanding on the Bank Facility have been paid in full, to that subscription. InPower Limited sold to AES Drax Acquisition Limited the right to receive the preference shares when they are issued in exchange for an up front (pound)425 million payment, which InPower Limited used in part to fund its acquisition of the Eurobonds.

     Swaps with Harich to facilitate InPower Limited Payments

     Payments of principal and interest on the loans by InPower Limited under the Bank Facility are serviced by corresponding payments made by AES Drax Holdings with respect to the Eurobonds. However, while InPower Limited receives fixed rate interest payments with respect to the Eurobonds, it is required to pay floating rate interest on the loans under the Bank Facility. In addition, the scheduled payments of principal and interest under the Eurobonds do not match scheduled debt service on the loans. As originally modeled, it was likely that, in the early years, amounts payable on the Eurobonds would be insufficient to pay debt service on the loans and in the latter years such amounts would exceed debt service.

     In order to balance its payments and receipts, InPower Limited has entered into a fixed to floating rate swap with Harich, which we refer to as the InPower Swap, which will cover interest payments on the aggregate outstanding principal amount of the loans under the Bank Facility, and Harich has entered into an almost identical fixed to floating swap with AES Drax, which we refer to as the AES Drax Swap, the only difference being that AES Drax will make an additional payment to Harich to finance Harich's expenses and tax liabilities. The intended effect of the swaps is to ensure that interest payments with respect to the Eurobonds will be adjusted to match required debt service under the Bank Facility.

     AES Drax is required under the terms of the Eurobonds to hedge a minimum of 50% of its interest exposure on a two year rolling basis. It currently has hedged (pound)623 million of its floating rate exposure on a two year basis and has implemented a hedging program intended to address the requirements under the Eurobonds.

     Mechanics of Swaps

     Under the InPower Swap, InPower Limited receives interest calculated on the basis of a floating rate from Harich, matching the interest on the outstanding principal amount of the loans under the Bank Facility and pays a series of fixed amounts to Harich. The AES Drax Swap is on identical terms except as described above. It is anticipated that in the early years InPower Limited will be the net recipient of payments under the swaps and in the later years AES Drax will be the net recipient. The intended effect is to ensure that interest payments with respect to the Eurobonds combined with the Swaps match required debt service payments under the Bank Facility.

     Harich's only business is to enter into the swaps described in this section, and its obligations to pay under one swap will be conditional on receipt of the corresponding payment under the other swap.

     Impact of Mandatory Prepayments

     The Bank Facility imposes mandatory prepayments on InPower Limited in certain circumstances, including if there is any voluntary prepayment of the Eurobonds. Prepayments under the Bank Facility and the Eurobonds will affect the amounts to be paid under the swaps described above. In the event there is a prepayment under the Bank Facility and the Eurobonds, the swaps with Harich either will be adjusted or an additional swap will be entered into (including the notional amount on which interest is paid and the fixed interest payments and any amounts then owing under the swap transactions) to take account of the prepayment in order to ensure that at such date, payments received with respect to the Eurobonds, as adjusted by the swaps, will be approximately equal to (but not less than) the debt service obligations with respect to the Bank Facility. Any such adjustment may involve payment of an adjustment amount by either InPower Limited or AES Drax, which is intended to balance the effect of payments on the Eurobonds.

     AES Drax has sought to mitigate any possible exposure to fluctuations in the current market price for electricity by entering into contracts relating to the sale of electricity.

     Limits on Distributions under the Subsidiary Obligations

     As typical for a project financing such as the Drax Power Station, all cash receipts are paid into specified accounts and any cash outflows from AES Drax are required to pass through a series of accounts, referred to as the Cashflow Waterfall, established pursuant to the terms of a group account agreement entered into pursuant to the terms of the Eurobonds, the Bank Facility and the bonds, which we refer to as the Group Account Agreement. In addition, distributions and other payments to shareholders from which payments on the notes were to be made were only permitted if the financial ratio tests in the Eurobonds, the Bank Facility and the bonds were met. Cash would not be released from the project accounts in the event AES Drax failed to meet the required debt service cover ratios. See "Tests and Financial Ratios under the Subsidiary Obligations" and "Description of the Notes-Restrictions on Distributions" incorporated by reference herein to the description "Description of Notes" set forth in the F-4 Registration Statement. Since June 30, 2002 no distributions or other payments to shareholders have been or may be made. This is due to the failure to satisfy certain ratio tests, to the termination of the Hedging Contract and the existence of certain defaults and events of default under the Eurobonds, the Bank Facility and the bonds. The terms of the Cashflow Waterfall and the Group Account Agreement are expected to be reconsidered as part of the debt restructuring proposal being considered by certain of the senior creditors. Such restructuring proposals are not expected to provide for any recovery on the notes.

     Exposure Account

     AES Drax is required to maintain an exposure account to cover certain balancing charges that may arise under the balancing and settlement code to be introduced under NETA and certain contractual damages. These charges would arise if the Drax Power Station was unable to generate sufficient electrical capacity to satisfy its obligations under contracts or if it over-supplies power.

     AES Drax will be obligated to make deposits into the exposure account if the projected net exposure to balancing charges and similar expenses for the six month period following the date on which the projected net exposure is calculated (generally on each interest payment date) is greater than (pound)15 million, in an amount sufficient to cover such projected exposure.

     Funding of Debt Service Reserve Accounts

     Pursuant to the Group Account Agreement, AES Drax had agreed to maintain a debt service reserve account with a minimum balance, to be funded from cashflow, which we refer to as the Required Balance, which initially was equal to the greater of (a) the aggregate of six months' interest payments on the Eurobonds; six months' interest and principal on the bonds and the net payment by AES Drax under the AES Drax Swap relating to the next interest payment date and (b) (pound)50 million.

     AES Drax was permitted to substitute a letter of credit (or other demand instrument) with a renewable maximum maturity of six months (in an agreed form and from a bank with a rating by Standard & Poor's or Moody's of at least A and A2, respectively (if rated by both)) in lieu of cash in the debt service reserve account. Such letter of credit (or other demand instrument) was required to have a face value equal to the amount necessary to maintain the minimum balance plus an amount equivalent to interest which would have been earned on such amount in the debt service reserve account. Letters of credit were utilized to fund the Required Balance due at December 31, 2002.

     The Required Balance was funded via a letter of credit from Canadian Imperial Bank of Commerce (CIBC) totaling (pound)52.25 million and the balance of the (pound)104.5 million, being provided from the Bank of America, backed by the AES Corp revolver. However, as part of the Standstill Arrangements a demand was made on the Standstill Date under the DSRA Letter of Credit issued by CIBC for the maximum amount available of (pound)52.25 million.

     These funds were used in part to fund the Collateral Financing Account and to pay the debt service payments that were due on December 31, 2002 to the Senior Lenders. On the Standstill Date, (pound)52.25 million was transferred from CIBC into the Debt Service Reserve Account. On the same day, all of the funds held in the Holding Account, which was a further (pound)58.7 million were also transferred into the Debt Service Reserve Account. On December 11, 2002 (pound)15 million was transferred from the Debt Service Reserve Account to the Collateral Financing Account. Finally, on December 30, 2002, (pound)53.4 million was transferred from the Debt Service Reserve Account to the Proceeds Account and used to make the debt service payments of:

     o    Eurobond interest payment to Inpower Limited

     o    amounts due in respect of the Harich Swap to Inpower Limited

     o payments due to the interest rate swap and currency swap counterparties

     o    payment of the bond interest payments due on December 31, 2002

     Under the Standstill Agreement, the Security Trustee may also make a further demand against the remaining letter of credit of up to (pound)15.4 million. However, no such demand has yet been received. It is envisaged that as part of the restructuring process that all of the funds available, (pound)52.25 million, under the remaining letter of credit with Bank of America will be called by the Security Trustee.

     AES Drax anticipates that the arrangements for the funding of senior debt service reserve accounts will be revised as part of any restructuring with the senior creditors, although there can be no assurance that any such restructuring will be achieved.

Key UK Tax Assumptions

     The financing of the Acquisition was structured to enhance the cash flows available to service the Finance Obligations and to make distributions sufficient to pay principal and interest on the notes as well as make distributions to AES. The structure is premised on the following key tax assumptions, which we refer to as the key tax assumptions:

     o interest payable with respect to the Eurobonds and the bonds will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief;

     o payments on the notes, the bonds and the Eurobonds will not be subject to UK withholding tax as a result of the notes, the bonds and the Eurobonds being eurobonds listed on a recognized stock exchange (within the meaning of Section 841 of the Income and Corporation Taxes Act 1988), or otherwise;

     o there will be no UK tax levied on AES Drax Acquisition Limited in respect of the shares which it purchased from InPower Limited under the forward purchase agreement referred to above under "Information on the Company-Financing" (or of the right to these shares);

     o there will be no apportionment under the controlled foreign company rules of any chargeable profits and creditable tax to us or AES Drax Acquisition Limited in any accounting period of either company under UK tax law; and

     o    the Eurobonds will not be repaid early.

     The above is not a full list of the UK tax assumptions on which the acquisition structure is premised. If any of the above or other tax assumptions prove to be incorrect, it could materially adversely affect our levels of cash flows available to service our debt obligations.

Cash Flows

     Operations

     Under AES Drax Holdings' Standstill Arrangements, the Senior Lenders and certain bondholders have agreed to certain amendments and waivers to their respective financing documents which permitted AES Drax to have access to (pound)30 million of funds previously unavailable under the financing documentation, (pound)15 million of which was released from the insurance reserve account, set up previously as part of the bank waiver/insurance renewal process in the first half of 2002. These funds, subject to certain consent rights of the steering committee of the Senior Lenders and the ad hoc committee of bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     A portion of the coupon due on December 31, 2002 on the Eurobonds equivalent to the interest due on the Bank Facility and the interest on the bonds were paid on the due date from the senior debt service reserve accounts. The debt service reserve account for payments on the Eurobonds and bonds was fully funded, and we obtained the necessary waivers to permit such funds to be used to make payments due at the year-end. The requisite amendments and waivers necessary were reflected in the terms of the Standstill Agreement. In addition, the Eurobond Trustee agreed not to enforce security during the standstill period notwithstanding that the portion of the coupon due to the holders of the Eurobonds on December 31, 2002 equivalent to the principal payment due under the Bank Facility was not made.

     The downgrades of the senior debt increased the interest payable on the Eurobonds, where the margin above GBP LIBOR has now increased to 300 basis points.

     Based on cashflow forecasts prepared on the basis of the measures being implemented and the additional credit support and working capital that has been made available as part of the Standstill Agreement, as well as AES Drax's implementation of an electricity trading strategy as a fully merchant plant, AES Drax believes that it will have adequate cashflow to satisfy its operational needs through December 2003. However, AES Drax does not have sufficient funds to satisfy its debt obligations and is currently in discussions with its Senior Lenders and an ad hoc committee of bondholders regarding the restructuring of these senior obligations. AES Drax does not expect to have the ability to make distribution to permit payments on the notes and is not currently engaged in any formal discussions regarding the notes. No assurance can be given that any successful restructuring will be achieved and that any restructuring will be agreed or implemented prior to the Standstill Termination Date, or that such period would be extended.

     The table below shows our estimates of the debt service payable (interest and principal) under the current terms of AES Drax's financial obligations on each source of debt over the next five years. The cash flow from the operations of the Drax Power Station is not currently sufficient to meet these obligations and we expect certain of these amounts to change as a result of the ongoing consideration of our restructuring proposal by certain senior creditors.

                            2003              2004               2005              2006              2007
                      ----------------  ----------------   ----------------  ----------------  ----------------
                      ((pound)million)  ((pound)million)   ((pound)million)  ((pound)million)  ((pound)million)
Bank Facility......         111.6             112.1              102.8             103.5             103.5
Bonds..............          36.5              36.5               36.5              36.5              36.5
Notes..............          31.6              31.6               31.6              31.6              31.6

     As of December 31, 2002, AES Drax's known contractual obligations are as follows:

                                               Payment due by period (amounts in millions)
------------------------------------------------------------------------------------------------------------
   Contractual obligations         Total      Less than 1 year  1 to 3 years  3 to 5 years    Over 5 years
--------------------------- ----------------  ----------------  ------------  ------------  ----------------
Indebtedness............... (pound)  2,125.0  (pound)       --  (pound)   --  (pound)   --  (pound)  2,125.0
Purchase Obligations....... (pound)      0.6  (pound)      0.2  (pound)  0.3  (pound)  0.1  (pound)       --
                            ----------------  ----------------  ------------  ------------  ----------------
Total                       (pound)  2,125.6  (pound)      0.2  (pound)  0.3  (pound)  0.1  (pound)  2,125.0

     Under UK GAAP, there is no amortization of the Eurobonds, the bonds or the notes disclosed on the balance sheet and the coupon payments made by us in respect of the Eurobonds are matched to the amortization profile of the Bank Facility, via the Harich Swap. The cash payments made are shown in the table above which summarises the debt service payable in cash terms. Following the loss of the Hedging Contract, we undertook a full review of the carrying value of all assets, which has resulted in a write-off in our fourth quarter results (see "--Results of Operations").

     Investing Activities

     We engaged in no material investing activities for the quarter ended December 31, 2002, other than AES Drax's capital expenditure that was agreed as part of the annual budget. During the year, AES Drax spent (pound)5,224,000 (2001: (pound)6,119,000, 2000: (pound)11,993,000) on various capital projects, including most significantly, the replacement of motors on PA fans in 2002, the installation of low NOx burners on Unit 1 in 2001 and replacement of the generator rotor on Unit 3 in 2000.

     Financing Activities

     We engaged in no material financing activities for the quarter ended December 31, 2002.

     On December 31, 2002 AES Drax Holdings used cash from the senior debt service reserve account to pay a portion of the coupon due on the Eurobonds (corresponding to the interest due under the Bank Facility) and the interest due on the bonds.

Trend Information

     See "Information on the Company--Significant Developments During 2002 and Recent Developments."

Item 6.  Directors, Senior Management and Employees

     Neither we nor any of our subsidiaries, other than AES Drax, has any operations or any management or employees. AES Drax's managers are appointed by AES from time to time and hold their positions at the discretion of AES Electric Limited, the AES subsidiary responsible for overseeing AES's power plant assets in the UK. AES Electric Limited may elect to appoint additional managers from time to time.

     The following tables set forth certain information concerning the management team of AES Drax as of March 31, 2003.

Senior Management

                    Name               Age                  Position
                    ----               ---                  --------
     Garry Levesley.................    42     President & Plant Manager
     Cassim Mangerah................    34     Head of Commodity Risk Management
     Ian Foy........................    44     Sales & Marketing Manager
     John Lowen.....................    51     Commercial Manager
     John Prickett..................    51     Generation Business Manager
     Martin Jenkins.................    45     Engineering & Maintenance Manager
     Roddy Mackinnon................    37     Chief Financial Officer

     Garry Levesley, AES Drax's President and Plant Manager, was promoted in 2002 to the level of Vice-President of the global AES Corporation having worked with AES since September 1994 and replaced Naveed Ismail on September 10, 2002 as Station Manager and President of AES Drax Power Limited, thus enabling Naveed Ismail to focus on other AES Power plants in the UK. His experience within AES covers the construction and operation of the Medway Power Plant in Kent, Plant Manager of power plants in Hungary, management of the Altai Energo utility in Kazakhstan and for the past 3 years he lived in Moscow where he was leader of the AES Silk Road Group, which manages all AES businesses in the Former Soviet Union and Central Asia. The appointment of Mr. Levesley as a Vice President of AES Corporation and as President and Station Manager of AES Drax Power Station reflects the importance of Drax within the AES Corporation Portfolio.

     Cassim Mangerah, Head of Commodity Risk Management at Drax, is an Engineering Graduate who also qualified as a Chartered Accountant with the Financial Services Group of KPMG London. Since leaving KPMG in 1997 he has worked exclusively as a Power Trading and Risk Management professional. He joined Enron's Continental Power Trading Group during the growth phase of the traded power markets in Europe. After three and a half years at Enron, he joined Williams in 2001 to help them set up their European trading operations and was their first local hire. Cassim joined AES in his current role in January 2003.

     Ian Foy is the Sales & Marketing Manager of AES Drax. Mr. Foy has been with the Drax Power Station for over 20 years. He transferred to AES from National Power plc with the acquisition of the Drax Power Station and has been involved in commercial operations at the Drax Power Station for the past six years.

     John Lowen, AES Drax's Commercial Manager, is a member of AES Drax's leadership team. Mr. Lowen is a qualified management accountant, who joined AES in January 1997. He worked initially in Hungary and then spent two years as an accountant at the Medway plant in Kent. Prior to joining AES, he held a number of senior financial posts within British Coal. John has been part of the Drax project team throughout the acquisition process.

     John Prickett, AES Drax's Generation Business Manager, is a qualified Mechanical and Electric HNC, who came to the Drax Power Station in 1973 as an instrument mechanic assisting in the commissioning of the power station. He has held a number of positions at the Drax Power Station since that time, including Process Supervisor in Generation from May 1992-February 1997 and Shift Manager from February 1997-April 2000. Since April 2000, John has served as the Generation Business Manager.

     Martin Jenkins, Engineering & Maintenance Manager for AES Drax Power Ltd, was trained as an engineer by the CEGB and holds a BSc (Hons) and a Certificate in Management. He has worked in a number of power plants in the UK and overseas where he has held engineering posts in operations, commissioning and maintenance. He has worked at Drax since 1986 as an engineer, Shift Manager, Project (Outage) Manager and (since September 2001) the Engineering & Maintenance Manager.

     Roddy Mackinnon, Chief Financial Officer of AES Drax Power Limited, qualified as a Chartered Accountant in 1990 and is a member of the Institute of Chartered Accountants of Scotland. He previously worked for Deloitte & Touche in Glasgow and then spent two years with them in Bermuda, before joining National Power plc in 1992. He transferred to AES from National Power plc with the acquisition of the Drax Power Station and has been led the finance team at the Drax Power Station for the past six years.

Directors

                    Name             Age             Position                Director Since
                    ----             ---             --------                --------------
     Garry Levesley................. 42    President & Plant Manager (1)    October 21,2002
     John Turner.................... 44    Project Director                 August 26, 1999
     Neil Hopkins................... 38    Group Accountant                 August 26, 1999
     Naveed Ismail.................. 41    Group Manager (1)                  May 31, 2002
     Angela Padbury................. 26    Company Secretary

---------
(1)  New Directors appointed in 2002.

     Neil Hopkins joined Ernst & Young in 1986. He qualified as a chartered accountant in 1989. He spent three years working with Ernst & Young in Toronto from 1990 to 1993. He joined AES in 1995 and is currently Finance Director of Electric, Horizons and Sirocco. He holds Director and Company Secretary positions in nearly all UK registered AES companies.

     John Turner, the Project Director for AES Drax, joined Schlumberger in 1980 and held numerous engineering and management positions in the Middle East and North Sea regions. In 1988, Mr. Turner was seconded as a consultant to a German oil and gas company. In 1992, he served as Country Manager in P.R.China with Schlumberger and in 1994 transferred to Paris as a Project Manager. He joined AES in 1996, initially as a Development Manager working on AES's business development activities in the UK and Central and Eastern Europe. In 1999, he became Project Director for AES Drax.

     Naveed Ismail was appointed as director in May 2002. Prior to his move to the UK, Mr. Ismail was the President of AES Andes since April 2001, a business group within AES, responsible for all AES businesses activities in Argentina, Chile and Uruguay. Prior to his appointment as leader of this group, Mr. Ismail was President of AES Ekibastuz, a 4000 MW coal fired power plant in Kazakhstan.

Compensation of Management

     The aggregate amount of compensation to be paid by AES Drax to all members of management as a group, on an annual basis for services rendered to AES Drax in all capacities, is estimated to be $1 million. In addition, it is anticipated that AES Drax will make annual payments to its affiliates for services rendered in an amount not to exceed $750,000.

     All members of AES Drax's management will participate in employee benefit plans and arrangements sponsored by AES, including The AES Corporation Incentive Stock Option Plan and other plans which may be established in the future. AES Drax will not reimburse AES for the costs of providing benefits to such person under any other existing plan.

Employees

     Approximately 90% of AES Drax's employees who operate and maintain the Drax Power Station were formerly employed by National Power Drax Limited. As of December 31, 2002, AES Drax employed 490 full-time employees at the Drax Power Station. Approximately 78% of the employees who currently work at the site have been employed there for more than 10 years. The employment contracts of most of the Drax Power Station's employees are covered by a series of company agreements with the unions that are recognized at the plant. We believe that Drax Power Station's employee relations are good.

Board Practices, Share Ownership - Not applicable.

Item 7.  Major Shareholders and Related Party Transactions

     We and AES Drax are indirect, wholly owned subsidiaries of AES. Since our formation, AES has provided all of the equity funds for our business and operations. Our and AES Drax's only other sources of funding are AES Drax's internally generated cash flow from the Drax Power Station and amounts which were made available under the Eurobonds, bonds, notes and the bridge loans. See "Information on the Company--Financing." In the event of a shortfall between the amount of our commitments and internally generated cash flows from the Drax Power Station, AES is not obligated to provide any loans or equity contributions to make up such shortfall.

     AES's existing plants in England and Wales, including AES Indian Queens (Newquay, England), AES Fifoots Point (Newport, Wales (in administrative receivership)), AES Barry (Barry, Wales), participate, and Medway Power Limited (Medway, England) which is operated by an AES affiliate and 25% owned by AES also participates in the wholesale electricity trading markets in England and Wales following implementation of NETA. However, each AES facility is a separate business entity, and there is no assurance that such facilities will not compete with each other in the wholesale electricity trading market following implementation of NETA. The Fifoots Point plant has been put up for sale by its administrative receiver, KPMG.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     The Consolidated Financial Statements are included in Item 17 of this Annual Report.

Legal Proceedings

     TXU Administration

     On November 19, 2002, TXU Europe and TXU Europe Group were placed into administration. The TXU group companies creditors' committees have been holding regular meetings, by conference call and in person, since the administrators were appointed. AES Drax is serving on the creditors' committee for both TXU Europe and TXU Europe Group.

     In order to receive information from the administrators in its role as a member of the creditors' committees, AES Drax has been required to sign confidentiality undertakings in relation to all information it receives in such capacity. AES Drax has submitted a claim for capacity damages of approximately (pound)266 million as well as a claim of approximately (pound)85 million for unpaid electricity in the TXU administration.

     Judicial review of transmission losses decision

     AES Drax has submitted an application seeking permission for a judicial review of the decision by the Gas and Electricity Markets Authority to implement a zonal transmission losses scheme in England and Wales. Transmission losses are inevitable, with the majority of electricity lost through a function of current flowing through transportation equipment and causing heating of that equipment; these losses increase with distance. Most generation is located in the North of England and Scotland while most demand is in the South. This means electricity is transported long distances from generators to users, which increases losses. Introducing a zonal transmission losses scheme will mean that power stations in the North, such as AES Drax, and customers in the South will suffer a loss. AES Drax has been working with other generators and convened a consortium to take the matter forward.

     British Energy

     AES Drax has lodged an application with the European Courts to annul the state aid decision taken by the European Commission in favor of British Energy. In November 2002, the European Commission authorized a (pound)650 million loan that had been granted by UK Government to aid British Energy following the collapse in wholesale power prices. Central to the case made by AES Drax is that the European Commission failed to take into account the impact of the State aid on competitors. The application was filed with the European Court of First Instance in Luxembourg, the European Union's second highest court in April 2003. The European Commission is currently studying the UK Government's long-term restructuring plan for British Energy, which was submitted to Brussels in March 2003.

     General

     AES Drax Energy is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of AES Drax Energy or the other AES Drax companies.

Significant Changes

     Except as described under "Information on the Company--Significant Developments During 2002 and Recent Developments", no significant change has occurred since December 31, 2002, the date of the financial statements included in this annual report.

Item 9. The Offer and Listing

     The bonds and notes are listed on the Luxembourg Stock Exchange.

Item 10. Additional Information

Memorandum and Articles of Association

     AES Drax Energy Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands (Register No. 9.97553) on February 28, 2000 under the Companies Law (1998 Revision). The objects of the company are set out in full in clause 3 of the memorandum of association which provides, among other things, that the Company's objects are to issue securities and to engage in or carry on any lawful trade, business or enterprise that the directors deem appropriate.

     Directors. A Director may not vote in respect of any contract or transaction in which he is interested unless the nature of the interest of such Director in such contract or transaction shall be disclosed by him at or prior to its consideration or vote thereon. The remuneration to be paid to the Directors shall be such remuneration, as the Directors shall determine.

     There is no age limit requirement for the retirement of Directors; however a Director shall be removed from office: (i) if he gives notice that he resigns the office of Director; (ii) if he absents himself from three consecutive meetings of the Board of Directors without special leave of absence and the Directors pass a resolution that he has by reason of such absence vacated the office of Director; (iii) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iv) if he is found a lunatic or becomes of unsound mind. In addition, the company may by resolution appoint or remove a Director.

     The Directors may exercise all the powers of the company to borrow money. A shareholding qualification for Directors may be fixed by the company in a general meeting, but unless and until so fixed no qualification shall be required. To date, there is no shareholding requirement for Directors.

     Share Capital. The share capital of the company is (pound)2,000,000,000 divided into 2,000,000,000 shares of a nominal or par value of (pound)1.00 each with the power for the company insofar as it is permitted by law, to redeem or purchase any of its shares and to increase or reduce its share capital subject to the provisions of the Companies Law (1998 Revision) and its articles of association and to issue any part of its share capital with or without any preference, priority or special privilege. No dividend or distribution shall be payable except out of the profits of the company or out of the share premium account or as otherwise permitted by applicable law.

     Under the laws of England which govern certain of our subsidiaries, distributions are payable on a company's shares only out of profits available for distribution. In addition, the ability of an English company or a subsidiary of an English company to make loans to its parent for the purpose of paying interest and/or principal on the bonds or notes is limited by English law relating to the giving of financial assistance by an English company for the purpose of reducing or discharging any liability incurred for the purpose of the acquisition of its shares (or those of any parent company). In order to make such a loan, the board of directors of the company making such a loan must determine that (i) the making of the loan will not result in a diminution in the net assets of the company or, if it does, there are sufficient distributable reserves to absorb the diminution, (ii) immediately after the loan is made, there are no grounds on which the company could be found to be unable to pay its debts and (iii) the company will be able to pay its debts as they come due during the year following the making of the loan. In addition, the auditors for the company must provide a report to the directors that they are not aware of anything that would indicate that the opinions expressed by the directors on items (ii) and (iii) of the previous sentence are unreasonable. If this procedure cannot be satisfied then it will not be possible to make the intercompany loan.

     Voting. Every member who is present in person or by proxy at any general meeting of the company has one vote on a show of hands. On a poll every member who is present in person or by proxy shall have one vote for each share registered in his name in the register of shares. If any sum remains unpaid in relation to a member's shareholding, such member shall not be entitled to vote.

     Liquidation. If the company shall be wound up and there is a surplus, the excess shall be distributed amongst the members in proportion to the capital paid up on the shares held by them.

     Redemption provisions. Subject to the Companies Law (1998 Revision), any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The company has no redeemable shares in issue.

     Calls on capital. The Directors may make calls upon the members in respect of any monies unpaid on their shares.

     Variation of rights. The company may by ordinary resolution alter or amend its memorandum of association otherwise than with respect to its name and objects or to reduce it share capital. The company may by special resolution alter or amend its memorandum of association with respect to its name and objects or to reduce it share capital. If at any time the share capital of the company is divided into different classes, the rights attaching to any class may be varied by special resolution or with the consent in writing of the holders of two thirds of the issued shares of that class. In addition, the company is strictly limited, by the terms of its existing financing documents, in its ability to vary the terms of its articles and memorandum of association.

     Annual and other general meetings. As an exempted company, the company may but is not required to hold an annual general meeting. The business of any such meeting will be stated in the notice for such meeting. The Directors may whenever they see fit convene a general meeting of the company and must convene such a meeting upon the requisition of member of the company. At least 5 days' notice shall be given of an annual or other general meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be transacted. Subject to the limitation described above, members are allowed to attend and vote at general meetings.

     Limitations on foreign shareholders. There are no limitations imposed by Cayman Island law or the company's memorandum or articles of association on the right of non-resident or foreign shareholders to hold or vote the company's shares, other than the limitations that would apply to all of the company's shareholders.

Exchange Controls

     There are currently no UK or Cayman Island laws, decrees or regulations which would prevent the remittance of interest or other payments to non-UK resident holders of the company's bonds or notes.

Material Contracts

     Our material contracts are described under "Information on the Company--Significant Project Parties."

Documents on Display

     We filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the notes (file no. 333-13094) filed on January 24, 2001, which we refer to as the F-4 Registration Statement. This annual report does not contain all the information included in the F-4 Registration Statement and the related exhibits and schedules. The F-4 Registration Statement and the related exhibits and schedules may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You can obtain information on the operation of the public reference facilities by calling 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Statements made in this annual report about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits or schedules or otherwise filed with the SEC.
     Copies of the indentures for the bonds and the notes and other financing documents are available for inspection at the specified office of the trustee and each of the paying agents. We will make available, upon request, to any beneficial owner of bonds or notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to John Turner, AES Drax Energy Limited, 18 Parkshot, Richmond, Surrey TW9 2RG, United Kingdom, or Joseph C. Brandt, The AES Corporation, 1001 North 19 Street, Arlington, VA 22209, U.S.A. In addition, for so long as the notes are listed on the Luxembourg Stock Exchange, and the rules of such exchange so require, copies of the most recent quarterly unaudited and annual audited financial statements of AES Drax Energy Limited and the guarantor of the notes will be available at the offices of the Luxembourg Paying Agent.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Market Risks

     AES Drax is exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. AES Drax utilizes financial instrument contracts to hedge against such fluctuations. AES Drax utilizes financial and commodity derivatives solely for the purpose of hedging exposures to market risk. AES Drax does not enter into derivative instruments for speculative purposes.

     Interest Rate Risk

     AES Drax is exposed to risk resulting from changes in interest rates as a result of the bank debt that was utilized to finance the purchase of the Drax Power Station. AES Drax's Hedging Policy, under the Eurobonds, is that at least 50% of the senior bank debt ((pound)421.3 million) must be hedged. AES Drax currently has hedged (pound)565 million of AES Drax Holdings' floating rate exposure, including through cap and floor agreements to effectively fix or limit interest rate exposure on the underlying financing. See "Operating and Financial Review and Prospects-Liquidity and Capital Resources--Repayment of the Bank Facility and Eurobonds" above. We also refer you to Note 17 of our financial statements.

     From July 1, 2002 one of the interest rate swaps was refinanced and the optionality removed from the swap, which will offer a cash benefit by reducing the principal by 25% and reducing the impact under US GAAP of FAS 133 and its associated volatility.

     AES Drax Power has entered into a number of interest rate swap transactions in order to hedge against the impact of interest rate fluctuations on loans under the Bank Facility. The mark-to-market value (MTM) position on these interest rate swaps as at March 31, 2003 was an adverse position of approximately (pound)(88) million.

     The sensitivity of interest payments on the unhedged portion of the floating rate debt obligations under the Bank Facility is such that if interest rates were to increase by 100 basis points from January 1, 2003, our semi-annual floating rate interest obligation would increase by approximately (pound)4.3 million (2001: (pound)4 million). Similarly, if the interest payable were to decrease by 100 basis points, our semi-annual floating rate interest payment obligation would decrease by (pound)4.3 million (2001: (pound)4 million).

     The actual interest rate payable in respect of the obligations under the Eurobonds during the period from June 30, 2002 to December 31, 2002 was 7.2313%, compared to 7.665% during the period from January 1, 2002 to June 30, 2002. The actual interest rate payable in respect of the period from January 1, 2002 to June 28, 2002 was 6.33625% and from July 1, 2002 to December 31, 2002 was 6.52875%. However, due to the impact of the downgrades of the Senior Debt by the various rating agencies over the last few months this rate increased to 6.99%, from January 1, 2003.

     Foreign Exchange Rate Risk

     AES Drax is exposed to foreign currency risk. A key component of this risk is that some of AES Drax's monetary obligations as well as those of our subsidiaries are in US Dollars. Therefore, AES Drax is exposed to changes in the UK Pound / US Dollar exchange rate. Where possible, AES Drax has attempted to limit potential foreign exchange exposure by entering into (pound)200 million of foreign currency swap agreements, to manage AES Drax Holdings' risk related to these foreign currency fluctuations. The weighted average exchange rate which underlies these transactions is (pound)1.00 : $1.5128. AES Drax's exposure under these swaps would only increase our interest rate expense if either the (pound)1 to $1 exchange rate increased to greater then $1.67 : (pound)1.00, or the 6-month GBP LIBOR interest rate increased to approximately 9%. We believe that the hedging currently in place for the US dollar-denominated senior bonds offers good protection. See Note 17 to the financial statements.

     AES Drax Holdings has entered into a number of foreign exchange swap transactions in order to hedge its currency risk relating to making payments of interest and principal on the US dollar-denominated bonds issued by it. The fair value or mark-to-market (MTM) position on these currency swaps as at March 31, 2003 was a favorable position of approximately (pound)8 million.

     The fair value of the currency swaps and interest rate swaps disclosed above are unaudited and have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded. Valuations based upon other models or assumptions may yield different results. The fair value of the swaps disclosed in the financial statements for the years ended December 31, 2002, 2001 and 2000 as part of the US GAAP reconciliations have all been audited as part our auditors normal year end procedures.

     AES Drax Energy is required under the indenture in relation to the notes to have in place currency hedging agreements in respect of scheduled interest and principal payments in respect of the dollar denominated notes in a principal amount equal to the excess of the aggregate amount of outstanding dollar denominated notes over $160 million. AES Drax Energy (or AES Corp. on its behalf) has previously entered into such currency hedging agreements in respect of the interest payments in respect of the dollar denominated notes the last of which expired on February 28 2003.

     AES Drax Energy has not entered into any replacement currency hedging agreements as required by the terms of the indenture and does not currently anticipate entering into any such replacement agreements. It is AES Drax Energy's view that following the downgrading of the notes as a result of the termination of the Hedging Contract and the impact of such termination on the cash flow available to AES Drax Energy, it would not be possible to find a counterparty to any such currency hedging agreement. In addition, AES Drax Energy has insufficient cash flow or reserves to be able to enter into a swap mechanism whereby it would pay a counterparty sterling in exchange for dollars as it has no funds available to meet such financial obligations.

     The failure to comply with this requirement of the indenture is a Default under the indenture which will become an Event of Default in the event that such non-compliance continues for a period of 45 days after notice of such non-compliance has been given to AES Drax Energy by the trustee for the noteholders or by the holders of at least 25% in aggregate of the Sterling Equivalent of the principal amount of the notes then outstanding.

     Commodity Price Risk

     Following the termination of the Hedging Contract, AES Drax is fully exposed to the impact of market fluctuations in the price of electricity. We have used a hedging strategy, where appropriate, to hedge AES Drax's financial performance against the effects of fluctuations in electricity commodity prices, although the tenor of such contracts is currently constrained under the Standstill Agreement to the period ending December 31, 2003.

     AES Drax has established a commodity risk management group to oversee the implementation of AES Drax's trading strategy as a merchant power plant. The risk management group is responsible for the procedures and controls necessary to minimize the cash flow risks of the AES Drax generating portfolio. The commodity risk management group intends to manage the Drax Power Station's commodity pricing and delivery risks with exchange traded instruments and over-the-counter derivative products, as well as bilateral contracts, within the limits set by the Finance Obligations. Speculative trading is not permitted under any circumstances. Risks and exposures shall be reported daily and the risk control group shall be responsible for monitoring the underlying assumptions, valuation processes and methodologies in calculating and reporting commodity value at risk and cash flow at risk.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.


                                     PART II

Item 13. Defaults, Dividends, Arrearages and Delinquencies

     As discussed under "Information on the Company--Significant Developments During 2002 and Recent Developments", we are in default under the terms of our notes, having failed to make the interest payments due of $11,500,000 and (pound)7,593,750, respectively on the dollar notes and sterling notes due on February 28, 2003. On May 16, 2003, we received an acceleration notice from the Holder of our notes, declaring the notes to be immediately due and payable.

     For a description of the defaults under the note indenture, see our Reports on Form 6-K dated November 19, 2002, December 23, 2002 and February 28, 2003, each of which is hereby incorporated by reference into this annual report. See also "Key Information--Risk Factors."

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     The trustee for the notes has provided notice of its resignation pursuant to the terms of the notes indenture. We are therefore required to appoint a successor trustee, however, given our inability to service our debt obligations, we cannot assure you that any successor trustee will accept such appointment.

     See "Key Information--Risk Factors."

Item 15. Controls and Procedures

     Evaluation of disclosure controls and procedures. The President and Plant Manager and Chief Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in rules under the U.S. Securities Exchange Act) as of a date (the "Evaluation Date") within 90 days of the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

     Changes in internal controls. There were no significant changes in the company's internal controls or to our knowledge, in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

Item 16. Reserved

                                    EXHIBITS

Exhibit No.   Document
-----------   --------
  1.1         Articles of Association of AES Drax Energy Limited*

  1.2         Memorandum of Association of AES Drax Energy Limited*

  1.3         Articles of Association of AES Drax Power Finance Holdings
              Limited*

  1.4         Memorandum of Association of AES Drax Power Finance Holdings
              Limited*

  2.1 Indenture, dated as of August 2, 2000 among AES Drax Energy Limited, AES Drax Power Finance Holdings and The Bank of New York, as Trustee, attaching the form of notation of guarantee*

  2.2         Mortgage Over Shares dated on August 2, 2000*

  2.3         Accounts Charge dated on August 2, 2000*

  2.4         Fixed Charge Over Book Debts dated on August 2, 2000*

  2.5         Intercreditor and Security Trust Deed dated on August 2, 2000*

  2.6         Energy Intercreditor Deed dated on August 2, 2000*

  4.1 Primary Hedge Agreement dated August 18, 1999 between AES Drax Power Limited and Eastern Power and Energy Trading Limited*

  4.2 Deed of Amendment of Primary Hedge Agreement, dated February 2001 between AES Drax Power Limited and TXU Europe Energy Trading Limited.****

  4.3 Share Sale and Purchase Agreement, dated as of August 18, 1999 between AES Drax Limited and National Power plc*

  4.4 Third Supplemental Bond Trust Deed dated as of August 2, 2000 attaching the form of the modified and restated Bond Trust Deed dated as of November 30, 1999*

  7.1         Computation of Ratio of Earnings to Fixed Charges**

  8.1         Subsidiaries of AES Drax Energy Limited*

  10.1 AES Drax Energy Limited Registration Statement on Form F-4 (file no. 333-13094) filed on January 24, 2001***

     * Incorporated by reference to the AES Drax Energy Limited Registration Statement on Form F-4 (file no. 333-13094) filed on January 24, 2001.

     ** Filed herewith.

     *** Incorporated by reference only to the extent of those certain references in this Annual Report which specifically identify sections of the AES Drax Energy Limited F-4 Registration Statement as being incorporated by reference herein.

     **** Incorporated by reference to the AES Drax Energy Limited Form 20-F for 2000.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              AES DRAX ENERGY LIMITED


                              Date: May 20, 2003  By: /s/ Garry Levesley
                                                      --------------------------
                                                      Garry Levesley
                                                      Director


                              Date: May 20, 2003  By: /s/ John Turner
                                                      --------------------------
                                                      John Turner
                                                      Director

     I, Roddy Mackinnon, certify that:


1.   I have reviewed this annual report on Form 20-F of AES Drax Energy Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

                                       /s/ Roddy Mackinnon
                                       -----------------------------------------
                                       Roddy Mackinnon
                                       Chief Financial Officer

     I, Garry Levesley, certify that:


1.   I have reviewed this annual report on Form 20-F of AES Drax Energy
     Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 20, 2003

                                       /s/ Garry Levesley
                                       -----------------------------------------
                                       Garry Levesley
                                       President and Plant Manager

                                    PART III

Item 17.  Financial Statements

This appendix to the annual report contains the audited financial statements of the following companies:

                                                                           Page
                                                                           ----

A   AES DRAX ENERGY LIMITED

    Report and Financial Statements for the year ended 31 December 2002    A1-34


B   AES DRAX POWER FINANCE HOLDINGS LIMITED

    Report and Financial Statements for the year ended 31 December 2002    B1-26

Company Registration No. 97553



AES DRAX ENERGY LIMITED




Financial Statements

31 December 2002





Deloitte & Touche
Leeds

AES DRAX ENERGY LIMITED



FINANCIAL STATEMENTS 2002


CONTENTS                                                                   Page

Independent auditors' report                                                 1

Consolidated profit and loss account                                         2

Consolidated statement of total recognised gains and losses                  2

Company profit and loss account                                              3

Company statement of total recognised gains and losses                       3

Consolidated balance sheet                                                   4

Company balance sheet                                                        5

Consolidated cash flow statement                                             6

Company cash flow statement                                                  7

Notes to the accounts                                                        8

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX ENERGY LIMITED



We have audited the accompanying balance sheets of AES Drax Energy Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts, Statement of total recognised gains and losses and cash flows for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 29.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche

Deloitte & Touche

Chartered Accountants and Registered Auditors

14th May 2003

AES DRAX ENERGY LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002

                                                    Three months ended                           Year ended
                                                   31 December      31 December   31 December      31 December     31 December
                                                          2002             2001          2002             2001            2000
                                                   (pound)'000      (pound)'000   (pound)'000      (pound)'000     (pound)'000
                                                    Unaudited        Unaudited

TURNOVER - continuing operations         2             137,661         143,465        524,831          586,103         622,776

Cost of sales                                          (69,603)        (59,115)      (219,462)        (267,204)       (278,218)
                                                     ---------       ---------     ----------        ---------       ---------

GROSS PROFIT                                            68,058          84,350        305,369          318,899         344,558

Administrative expenses - normal                       (46,826)        (54,062)      (178,967)        (176,162)       (171,017)
                        - exceptional    4            (715,801)              -       (715,801)               -               -
                                                     ---------       ---------     ----------        ---------       ---------
                                                      (762,627)        (54,062)      (894,768)        (176,162)       (171,017)
                                                     ---------       ---------     ----------        ---------       ---------

OPERATING (LOSS) / PROFIT - continuing   3            (694,569)         30,288       (589,399)         142,737         173,541
  operations

Interest receivable and other income     5               5,748           3,581         23,824           16,204          12,890

Interest payable and similar charges     6             (50,558)        (51,302)      (206,387)        (197,611)       (177,787)
                                                     ---------       ---------     ----------        ---------       ---------

(LOSS) / PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                     (739,379)        (17,433)      (771,962)         (38,670)          8,644

Tax on (loss) / profit on ordinary       7               9,634          (2,371)           510          (10,886)        (22,435)
  activities
                                                     ---------       ---------     ----------        ---------       ---------

RETAINED LOSS FOR THE FINANCIAL
  PERIOD / YEAR TRANSFERRED FROM
  RESERVES                              20            (729,745)        (19,804)      (771,452)         (49,556)        (13,791)
                                                     =========       =========     ==========        =========       =========

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ENERGY LIMITED


COMPANY PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002

                                                   Three months ended                          Year ended
                                               31 December      31 December     31 December      31 December      31 December
                                                      2002             2001            2002             2001             2000
                                               (pound)'000      (pound)'000     (pound)'000      (pound)'000      (pound)'000
                                                   Unaudited        Unaudited

TURNOVER - continuing operations                           -                -              -               -                -

Cost of sales                                              -                -              -               -                -
                                                   ---------        ---------      ---------       ---------        ---------

GROSS PROFIT                                               -                -              -               -                -

Administrative income / (expenses)                     2,791             (304)        10,508             386             (287)
                                                   ---------        ---------      ---------       ---------        ---------

OPERATING PROFIT / (LOSS) - continuing
  operations                            3              2,791             (304)        10,508             386             (287)


Interest receivable and other income    5                  -              206            268           1,254              363

Interest payable and similar charges    6             (7,614)          (7,614)       (30,944)        (30,673)         (12,275)
                                                   ---------        ---------      ---------       ---------        ---------

LOSS ON ORDINARY ACTIVITIES BEFORE
  TAXATION                                            (4,823)          (7,712)       (20,168)        (29,033)         (12,199)

Tax on loss on ordinary activities      7                  -                -              -               -                -
                                                   ---------        ---------      ---------       ---------        ---------

RETAINED LOSS FOR THE FINANCIAL
  PERIOD / YEAR TRANSFERRED FROM
  RESERVES                             20             (4,823)          (7,712)       (20,168)        (29,033)         (12,199)
                                                   =========        =========      =========       =========        =========

COMPANY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account, therefore no statement of total recognised gains and losses has been presented.

AES DRAX ENERGY LIMITED


CONSOLIDATED BALANCE SHEET
31 December 2002

                                                      Note          2002           2001
                                                             (pound)'000    (pound)'000

FIXED ASSETS
Intangible assets                                      8               -        594,610
Tangible assets                                        9       1,083,118      1,140,245
                                                              ----------     ----------
                                                               1,083,118      1,734,855
                                                              ----------     ----------

CURRENT ASSETS
Stocks                                                11          31,327         62,563
Debtors                                               12         880,335        964,349
Cash at bank and in hand                              13          85,081         64,554
                                                              ----------     ----------
                                                                 996,743      1,091,466

CREDITORS: amounts falling due within one year        14        (138,997)      (102,714)
                                                              ----------     ----------

NET CURRENT ASSETS                                               857,746        988,752
                                                              ----------     ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                          1,940,864      2,723,607

CREDITORS: amounts falling due after more
  than one year                                       15      (2,387,642)    (2,587,423)

PROVISIONS FOR LIABILITIES AND CHARGES                18         (16,878)       (17,388)
                                                              ----------     ----------
                                                                (463,656)       118,796
                                                              ==========     ==========

CAPITAL AND RESERVES
Called up share capital                               19         172,000        172,000
Profit and loss account                               20        (635,656)       (53,204)
                                                              ----------     ----------
TOTAL EQUITY SHAREHOLDERS' DEFICIT                              (463,656)       118,796
                                                              ==========     ==========

These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors



Garry Levesley
---------------------
Director

AES DRAX ENERGY LIMITED


COMPANY BALANCE SHEET
31 December 2002

                                                              Note           2002             2001
                                                                      (pound)'000      (pound)'000
FIXED ASSETS
Investments                                                    10         224,000          224,000
                                                                        ---------        ---------
                                                                          224,000          224,000
                                                                        ---------        ---------

CURRENT ASSETS
Debtors                                                        12         234,387          234,936
Cash at bank and in hand                                       13              56           23,466
                                                                        ---------        ---------
                                                                          234,443          258,402

CREDITORS: amounts falling due within one year                 14         (17,069)         (10,355)
                                                                        ---------        ---------

NET CURRENT ASSETS                                                        217,374          248,047
                                                                        ---------        ---------

TOTAL ASSETS LESS CURRENT LIABILITIES                                     441,374          472,047

CREDITORS: amounts falling due after more than one year        15        (330,774)        (341,279)
                                                                        ---------        ---------
                                                                          110,600          130,768
                                                                        =========        =========

CAPITAL AND RESERVES
Called up share capital                                        19         172,000          172,000
Profit and loss account                                        20         (61,400)         (41,232)
                                                                        ---------        ---------

TOTAL EQUITY SHAREHOLDERS' FUNDS                                          110,600          130,768
                                                                        =========        =========


These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors



Garry Levesley
----------------------
Director

AES DRAX ENERGY LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002


                                                               Note           2002          2001           2000
                                                                       (pound)'000   (pound)'000    (pound)'000


Net cash inflow from operating activities                        22        177,947       241,180        154,626

Returns on investments and servicing of finance
Interest received                                                           23,769        16,211         12,563
Interest paid                                                            (175,617)      (210,871)      (154,375)
                                                                         --------       --------       --------
                                                                         (151,848)      (194,660)      (141,812)
                                                                         --------       --------       --------

Taxation                                                                     (348)        (9,161)       (19,238)

Capital expenditure
Payments to acquire tangible fixed assets                                  (5,224)        (6,119)       (11,993)
Receipts from sale of tangible fixed assets                                     -             29          5,500
                                                                         --------       --------       --------
                                                                           (5,224)        (6,090)        (6,493)
                                                                         --------       --------       --------

Cash inflow before use of liquid resources and financing                    20,527         31,269       (12,917)

Management of liquid resources
Increase in restricted cash deposits                                      (19,087)        (1,255)       (24,476)

Financing
Repurchase of share capital                                                     -        (38,000)       (14,000)
Prepayment of coupons                                                           -              -       (373,551)
Repayment of borrowings                                                         -              -       (250,000)
New borrowings                                                                  -              -        668,059
                                                                         --------       --------       --------

Increase / (decrease) in cash in the year                     23,24         1,440         (7,986)        (6,885)
                                                                         ========       ========       ========

AES DRAX ENERGY LIMITED


COMPANY CASH FLOW STATEMENT
Year ended 31 December 2002

                                                                  Note         2002             2001              2000
                                                                        (pound)'000      (pound)'000       (pound)'000
Net cash inflow from operating activities                          22         7,266            4,090         (238,724)

Returns on investments and servicing of finance
Interest received                                                               268            1,254              363
Interest paid                                                               (30,944)         (32,796)               -
                                                                        -----------      -----------      -----------
                                                                            (30,676)         (31,542)             363
                                                                        -----------      -----------      -----------
Cash outflow before use of liquid resources and financing                   (23,410)         (27,452)        (238,361)

Management of liquid resources
Decrease / (increase) in restricted cash deposits                            16,014             (806)         (15,231)

Financing
Repurchase of share capital                                                       -          (38,000)         (14,000)
New borrowings                                                                    -           73,220          268,059
                                                                        -----------      -----------      -----------
(Decrease) / increase in cash in the year                       23,24        (7,396)           6,962              467
                                                                        ===========      ===========      ===========

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1.   ACCOUNTING POLICIES

     The financial statements are prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted are described below.

     Basis of preparation of financial statements

     Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

     In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

     Moreover, there are insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

     On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

     Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

     Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

     The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

     Accounting convention

     The financial statements are prepared under the historical cost convention.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.   ACCOUNTING POLICIES (continued)

     Basis of consolidation

     The group consolidates the financial statements of the company and all of its subsidiary undertakings up to 31 December 2002.

     Intangible fixed assets

     Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised over 20 years.

     Tangible fixed assets

     Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

     Freehold buildings, plant and machinery         30-40 years
     Fixtures and fittings                           3-5 years

     Stocks

     Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

     Deferred taxation

     Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

     Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

     FRS 19 'Deferred Tax' has been adopted in the year and has not resulted in any change to comparative figures.

     Leased assets

     Operating lease rentals are charged to income in equal annual amounts over the lease term.

     Revenue recognition

     Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

     Deferred Finance Costs

     Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation. Deferred financing costs are shown net of accumulated amortisation of (pound)16.8 million and (pound)10.8 million as of 31 December 2002 and 31 December 2001, respectively.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


1    ACCOUNTING POLICIES (continued)

     Derivatives

     The group enters into various derivative transactions in order to hedge their exposure to certain market risks. The group currently has outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

     Pension costs

     Pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or a prepayment in the balance sheet.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   TURNOVER

     Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant's revenue relies primarily on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.

3.   OPERATING PROFIT / (LOSS)

                                                          Group                                      Company
                                        Year ended     Year ended       Year ended    Year ended    Year ended     Year ended
                                       31 December    31 December      31 December   31 December   31 December    31 December
                                              2002           2001             2000          2002          2001           2000
                                       (pound)'000    (pound)'000      (pound)'000   (pound)'000   (pound)'000    (pound)'000
       Operating profit / (loss) is
         after charging / (crediting):
       Depreciation of owned assets         32,854         32,503           31,937             -             -              -
       Amortisation of goodwill             33,876         33,876           33,876             -             -              -
       Utilisation of unfavourable
         contract provision                      -        (17,789)         (25,188)            -             -              -
       Amortisation of deferred              5,947          6,031            4,606           548           501              1
         financing costs
       Exchange (gain) / loss on US
         dollar bonds                      (10,505)         4,720              286       (10,505)        4,720            286
                                          ========       ========         ========      ========      ========       ========

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


4.   EXCEPTIONAL ITEMS

                                   Year ended        Year ended      Year ended
                                  31 December       31 December     31 December
                                         2002              2001            2000
                                  (pound)'000       (pound)'000     (pound)'000

     Bad debt expense                 136,801                -               -
     Impairment loss (note 8 & 9)     579,000                -               -
                                    ---------        ---------       ---------
                                      715,801                -               -
                                    =========        =========       =========

     On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Europe Group plc ("TXU Europe"). As a consequence of this, on 18 November 2002, the Company terminated the Hedging Contract with TXU Europe Energy Trading Limited ("TXU Energy"), a subsidiary of TXU Europe, to minimise financial exposure. On 19 November 2002, TXU Europe filed a petition on behalf of itself, TXU U.K Ltd and TXU Energy, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the Company has made 100% provision against all amounts owed by TXU Energy in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

     Also included within administrative expenses is an exceptional item of (pound)579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

     The tax effect of the bad debt expense is (pound)41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

5.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                                   Group                                          Company
                                   Year ended      Year ended      Year ended      Year ended      Year ended      Year ended
                                  31 December     31 December     31 December     31 December     31 December     31 December
                                         2002            2001            2000            2002            2001            2000
                                  (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000

     Bank interest receivable          23,824          16,204          12,890             268           1,254             363
                                    =========       =========       =========       =========       =========       =========

6.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                   Group                                          Company
                                   Year ended      Year ended      Year ended      Year ended      Year ended      Year ended
                                  31 December     31 December     31 December     31 December     31 December     31 December
                                         2002            2001            2000            2002            2001            2000
                                  (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000

     Bank and other loans             206,387         197,611         177,787          30,944          30,673          12,275
                                   ==========      ==========      ==========      ==========      ==========      ==========

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


7.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES
     a) Analysis of charge in the year

                                                                                      Group
                                                                      Year ended     Year ended      Year ended
                                                                     31 December    31 December     31 December
                                                                            2002           2001            2000
                                                                     (pound)'000    (pound)'000     (pound)'000
     United Kingdom corporation tax at 30%
                            - current year                                     -          4,643          13,970
                            - prior year                                       -             35             458
                                                                         -------        -------         -------

                                                                               -          4,678          14,428

     Deferred tax - Timing differences, origination and reversal            (662)         6,208           7,953
                  - Adjustment in respect of prior years                     152              -              54
                                                                         -------        -------         -------
                                                                            (510)         6,208           8,007
                                                                         -------        -------         -------
                                                                            (510)        10,886          22,435
                                                                         =======        =======         =======

                                                                                       Company
                                                                      Year ended     Year ended      Year ended
                                                                     31 December    31 December     31 December
                                                                            2002           2001            2000
                                                                     (pound)'000    (pound)'000     (pound)'000

       United Kingdom corporation tax at 30%
                              - current year                                   -              -               -
                              - prior year                                     -              -               -
                                                                         -------        -------         -------

                                                                               -              -               -
       Deferred tax - Timing differences, origination and reversal             -              -               -
                    - Adjustment in respect of prior years                     -              -               -
                                                                         -------        -------         -------
                                                                               -              -               -
                                                                         -------        -------         -------
                                                                               -              -               -
                                                                         =======        =======         =======

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


7.   TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES (continued)
     b) Factors affecting tax charge for the current year

     The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001: 30%). The differences are explained below:

                                                                                       Group
                                                                       Year ended      Year ended       Year ended
                                                                      31 December     31 December      31 December
                                                                             2002            2001             2000
                                                                      (pound)'000     (pound)'000      (pound)'000

     (Loss) / profit on ordinary activities before tax                   (771,962)        (38,670)           8,644
                                                                        =========       =========        =========

     Tax on profit on ordinary activities at 30% (2001 & 2000:           (231,589)        (11,601)           2,593
       30%)
     Effects of:
     Expenses not deductible for tax purposes                             214,452          22,068           19,330
     Capital allowances in excess of depreciation                             662          (6,208)          (7,953)
     Tax losses not ultilised                                              16,475             384                -
     Adjustment in respect of prior years                                       -              35              458
                                                                        ---------       ---------        ---------
     Current tax charge for the year                                            -           4,678           14,428
                                                                        =========       =========        =========

                                                                                       Company
                                                                       Year ended      Year ended        Year ended
                                                                      31 December     31 December       31 December
                                                                             2002            2001              2000
                                                                      (pound)'000     (pound)'000       (pound)'000

     (Loss) / profit on ordinary activities before tax                    (20,168)        (29,033)         (12,199)
                                                                        =========       =========        =========
     Tax on profit on ordinary activities at 30% (2001 & 2000:             (6,050)         (8,710)          (3,660)
       30%)
     Effects of:
     Expenses not deductible for tax purposes                               5,884           8,710            3,660
     Capital allowances in excess of depreciation                               -               -                -
     Tax losses not ultilised                                                 166               -                -
     Adjustment in respect of prior years                                       -               -                -
                                                                        ---------       ---------        ---------
     Current tax charge for the year                                            -               -                -
                                                                        =========       =========        =========

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


8.   INTANGIBLE FIXED ASSETS

     The intangible fixed assets comprise of goodwill which arose on the acquisition of AES Drax Power Limited.

                                                                      Goodwill
                                                                   (pound)'000
     Cost
     At 1 January 2002                                                 665,185
     Reclassification                                                  (11,206)
                                                                      --------
     At 31 December 2002                                               653,979
                                                                      ========

     Amortisation
     At 1 January 2002                                                  70,575
     Charge for the year                                                33,876
     Impairment (note 4)                                               549,528
                                                                      --------
     At 31 December 2002                                               653,979
                                                                      ========

     Net book value
     At 31 December 2002                                                     -
                                                                      ========
     At 31 December 2001                                               594,610
                                                                      ========

9.   TANGIBLE FIXED ASSETS

                                                             Plant,
                                           Freehold      machinery,
                                           land and      fixtures &
                                          buildings        fittings    Plant spares            Total
                                        (pound)'000     (pound)'000     (pound)'000      (pound)'000
     Cost
     At 1 January 2002                      132,181       1,081,136          21,011       1,234,328
     Additions                                    -           2,794           2,430           5,224
     Disposals                                    -          (2,414)              -          (2,414)
     Issues                                       -               -             (24)            (24)
                                          ---------       ---------       ---------       ---------
     At 31 December 2002                    132,181       1,081,516          23,417       1,237,114
                                          ---------       ---------       ---------       ---------

     Accumulated depreciation
     At 1 January 2002                        9,735          83,342           1,006          94,083
     Charge for the year                      3,209          29,143             502          32,854
     Disposals                                    -          (2,413)              -          (2,413)
     Impairment (note 4)                          -          29,472               -          29,472
                                          ---------       ---------       ---------       ---------
     At 31 December 2002                     12,944         139,544           1,508         153,996
                                          ---------       ---------       ---------       ---------

     Net book value
     At 31 December 2002                    119,237         941,972          21,909       1,083,118
                                          =========       =========       =========       =========
     At 31 December 2001                    122,446         997,794          20,005       1,140,245
                                          =========       =========       =========       =========

     Freehold land amounting to(pound)1,060,000 (2001:(pound)1,060,000) has not been depreciated.

     The company does not hold any tangible fixed assets.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


10.  INVESTMENTS HELD AS FIXED ASSETS

                                                               Interests
                                                                      in
                                                              subsidiary
     Company                                                undertakings
                                                             (pound)'000

     Cost
     At 1 January 2002 and 31 December 2002                      224,000
                                                               =========

     Details of the investments in which the group or the company held more than 10% of the nominal value of any class of share capital as at 31 December 2002 were as follows:

     Name of company                       Country of        Type of      Proportion     Proportion      Nature of
                                         Registration         shares       of voting      of shares       business
                                                                         rights held           held
     AES Drax Energy II Limited      England & Wales          Ordinary           100%          100%        Parent
     AES Drax Power Finance Limited  England & Wales          Ordinary            99%           99%        Parent

11.  STOCKS

                                                                Group                         Company
                                                             2002           2001            2002            2001
                                                      (pound)'000    (pound)'000     (pound)'000     (pound)'000
     Raw materials and consumables                         31,327         62,563               -               -
                                                        =========      =========       =========       =========

12.  DEBTORS

                                                                  Group                         Company
                                                               2002           2001             2002           2001
                                                        (pound)'000    (pound)'000      (pound)'000    (pound)'000
       Amounts due within one year
       Trade debtors                                         52,462        104,849                -              -
       Amounts owed by immediate parent                         403            403                -              -
       Amounts owed by subsidiary undertaking                     -              -          230,229        230,229
       Prepayments and other debtors                        827,470        859,097            4,158          4,707
                                                          ---------      ---------       ----------      ---------
                                                            880,335        964,349          234,387        234,936
                                                          =========      =========       ==========      =========

       Amounts due after one year included above
       Other debtors                                        425,000        425,000                -              -
                                                          =========      =========       ==========      =========

     Other debtors due after one year, for the Group, relate to the forward purchase of shares in AES Drax Holdings Limited. The shares will be purchased by AES Drax Acquisition Limited when the senior secured debt is repaid in 2015.

     Included within other debtors is a coupon prepayment to Inpower of(pound)345.8 million (2001:(pound)360.3 million), VAT receivable of (pound)Nil (2001:(pound)1.8 million), deferred financing costs of(pound)42.2 million (2001:(pound)48.2 million), a swap advance debtor of(pound)1.4 million (2001: swap advance creditor(pound)23.5 million) and an insurance debtor of(pound)0.2 million (2001:(pound)0.5 million).

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


13.  CASH AT BANK AND IN HAND

     Included within the total cash balance of the group are restricted cash deposits amounting to (pound)44,818,000 (2001: (pound)25,731,000).
     Included within the total cash balance of the company are restricted cash deposits amounting to (pound)23,000 (2001: (pound)16,037,000). These comprise part of a required balance which needs to be in place on each repayment date.

14.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                  Group                         Company
                                                             2002           2001             2002           2001
                                                      (pound)'000    (pound)'000      (pound)'000    (pound)'000

     Trade creditors                                       15,222          2,679                -              -
     Amounts owed to fellow subsidiary                      1,410            824              133            128
     Amounts owed to ultimate parent                       66,401          5,200            6,784             75
     Corporation tax                                        1,204          1,556                -              -
     Other creditors and accruals                          54,760         92,455           10,152         10,152
                                                         --------       --------         --------       --------
                                                          138,997        102,714           17,069         10,355
                                                         ========       ========         ========       ========

     Included within other creditors is VAT payable of(pound)9.8 million (2001:(pound)28.2 million) and accrued interest of(pound)40.9 million (2001:(pound)10.1 million).

15.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                               Group                          Company
                                                             2002           2001            2002            2001
                                                      (pound)'000    (pound)'000     (pound)'000     (pound)'000

     Other loans (note 16)                              2,387,274      2,397,779         262,274         272,779
     Amounts owed to fellow subsidiaries                        -        189,000          68,500          68,500
     Retentions                                               368            644               -               -
                                                        ---------      ---------        --------        --------
                                                        2,387,642      2,587,423         330,774         341,279
                                                        =========      =========        ========        ========

     Amounts owed to fellow subsidiaries have no fixed repayment dates, however the directors have indicated that payments will not be requested within one year. No interest is payable on these amounts.

     All retentions are payable within 1 to 2 years.

16.  BORROWINGS

     On 2 August 2000, AES Drax Energy Limited issued (pound)135 million 11.25% senior secured notes due 2010 and $200 million senior secured notes due 2010. The net proceeds from the offering of (pound)267 million were used to pay certain fees and expenses and to repay the senior secured debt. The terms of the notes require the maintenance of certain reserves and include limitations on incurring additional debt and on the payment of dividends to stockholders.

     The other borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November, 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on August 2, 2000, the proceeds from which were used to prepay (pound)370 million of interest and the remainder for general corporate purposes. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees. The New Bonds are guaranteed on an

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.  BORROWINGS (continued)

     unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited, AES Drax Limited and AES Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

     Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

     The Original Bonds bear a fixed rate of interest of 8.86% and interest is payable semi-annually over fifteen years. The New Bonds comprise of $302,400,000 of 10.41% senior secured bonds and (pound)200,000,000 of
     9.07% senior secured bonds, maturing on December 31, 2020 and December 31, 2025 respectively. Interest on the New Bonds is payable semi-annually commencing December 31, 2000 for 20 years on the dollar bonds and 25 years on the sterling bonds.

                                                                Group                         Company
                                                             2002           2001             2002           2001
                                                      (pound)'000    (pound)'000      (pound)'000    (pound)'000
     Analysis of loan repayments are:
     After five years
     Original Bonds                                     1,725,000      1,725,000                -              -
     New Bonds                                            400,000        400,000                -              -
     Senior Secured Notes                                 262,274        272,779          262,274        272,779
                                                        ---------      ---------        ---------      ---------
                                                        2,387,274      2,397,779          262,274        272,779
                                                        =========      =========        =========      =========

17.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     The group issues or holds financial instruments for two purposes.

     o Financial instruments relating to the operations, financing and risks of the operating company, AES Drax Power Limited.

     o Financial instruments relating to the financing and risks of the debt holding companies AES Drax Holdings Limited and AES Drax Energy Limited ("the Company"), and the consolidated risks of the Group.

     The Group finances its operations by a mix of retained profits, senior secured bank debt and senior secured bonds. The Group's financial instruments comprise borrowings, cash and liquid resources, items that arise directly from its operations and derivative transactions. The main risks arising from the Group's financial instruments are interest rate risk, currency risk and liquidity risk.

     Interest Rate Risk

     The Group is partly financed by borrowings at both fixed and floating rates of interest.

     The Original Bonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility. The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (LIBOR). We currently have hedged (pound)565 million of our floating rate exposure and such hedging arrangements satisfy the requirements under the Original Bonds.

     For the New Bonds, we currently have (pound)132 million of floating rate exposure. For the Notes issued by the Company we have no floating rate exposure.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     Currency Risk

     The Group is partly financed by borrowings in US Dollars. The Group also holds certain US Dollar denominated bank accounts.

     The Group has eliminated the currency risk via cross-currency swaps for the $302,400,000 New Bonds issued by AES Drax Holdings Limited in August 2000. At 31 December 2002, currency swaps covered 100% (2001: 100%) of the nominal amount of the US Dollar borrowings and 100% of the interest cost of these borrowings (2001: 100%).

     The Group has partially eliminated the currency risk via cross-currency swaps for $200,000,000 of Notes issued by AES Drax Energy Limited in August 2000. At 31 December 2002, currency swaps covered Nil% (2001: 20%) of the nominal amount of the US Dollar borrowings.

     There are no material currency risks in the operating company, AES Drax Power Limited.

     Liquidity Risk

     The Group requires access to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies.

     For the operating company, AES Drax Power Limited, short-term liquidity is provided by a committed bank facility of (pound)15 million (2001:
     (pound)15 million).

     For AES Drax Holdings Limited, short-term liquidity is provided by a (pound)52 million letter of credit from Goldman Sachs, which comprises part of the Required Balance on the Debt Service Account as stated in the Facility Agreement with the senior banks. The cash balance on these Debt Service Accounts at 31 December 2002 totalled (pound)44.8 million (2001:
     (pound)9.7 million).

     For AES Drax Energy Limited, short-term liquidity is provided by Debt Service Accounts. The cash balance on these Debt Service Accounts at 31 December 2002 totalled (pound)23,000 (2000: (pound)16,037,000).

     The Generation Business

     Hedging

     The operating company, AES Drax Power Limited, earned a significant proportion of its revenues from a Hedging Contract with TXU before the contract was terminated in November 2002. This allowed AES Drax Power Limited to hedge the risks associated with sales of electricity as a purely merchant facility, into the Pool, where generators are subject to market-related risks, including general economic conditions, electricity demand, weather, increasing competition and other circumstances beyond their control.

     Numerical Disclosures

     The numerical disclosures below deal with financial assets and liabilities as defined in Financial Reporting Standard 13 Derivatives and Other Financial Instruments: Disclosures (FRS13). Certain financial assets and liabilities, such as investments in subsidiary companies, are excluded from the scope of these disclosures. As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosures.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     Interest rate risk profile of financial assets and financial liabilities

     Financial assets

     The interest rate profile of the Group's financial assets was:

     --------------------------------------------------------------------------------------------------------------------------
                                                                                                       Financial assets on
                                                 Floating rate              Fixed rate financial       which no interest is
     Currency               Total               financial assets                    assets                    received
     --------               -----               ----------------            --------------------       --------------------
                        31           31           31            31             31            31           31             31
                      December    December     December      December       December      December     December       December
                       2002         2001         2002          2001           2002          2001          2002          2001
                       ----         ----         ----          ----           ----          ----          ----          ----
                  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's
     Sterling         84,994        60,229        84,994        60,229             -             -             -             -
     Dollar               87         4,325            87         4,325             -             -             -             -
                --------------------------------------------------------------------------------------------------------------
     Total            85,081        64,554        85,081        64,554             -             -             -             -
     --------------------------------------------------------------------------------------------------------------------------

     The interest rate profile of the Company's financial assets was:

     --------------------------------------------------------------------------------------------------------------------------
                                                                                                       Financial assets on
                                                 Floating rate              Fixed rate financial       which no interest is
     Currency               Total               financial assets                    assets                    received
     --------               -----               ----------------            --------------------       --------------------
                        31           31           31            31             31            31           31             31
                      December    December     December      December       December      December     December       December
                       2002         2001         2002          2001           2002          2001          2002          2001
                       ----         ----         ----          ----           ----          ----          ----          ----
                  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's
     Sterling             42        19,247            42        19,247             -             -             -             -
     Dollar               14         4,219            14         4,219             -             -             -             -
                --------------------------------------------------------------------------------------------------------------
     Total                56        23,466            56        23,466             -             -             -             -
     --------------------------------------------------------------------------------------------------------------------------

     The Group's financial assets comprise of deposits bearing interest at the rate agreed between the Group and its banks.

     Financial Liabilities

     After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Group's financial liabilities was:

     --------------------------------------------------------------------------------------------------------------------------
                                                                                                       Financial liabilities
                                                   Floating rate             Fixed rate financial      on which no interest
     Currency               Total              financial liabilities             liabilities                  is paid
     --------               -----              ---------------------         --------------------       --------------------
                        31           31           31            31             31            31           31             31
                      December    December     December      December       December      December     December       December
                       2002         2001         2002          2001           2002          2001          2002          2001
                       ----         ----         ----          ----           ----          ----          ----          ----
                  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's
     Sterling      2,260,000     2,260,000       866,775       808,815      968,225     1,026,185        425,000       425,000
     Dollar          127,274       137,779             -             -      127,274       137,779              -             -
                --------------------------------------------------------------------------------------------------------------
     Total         2,387,274     2,397,779       866,775       808,815    1,095,499     1,163,964        425,000       425,000
     --------------------------------------------------------------------------------------------------------------------------

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     ----------------------------------------------------------------------------------------------------------
                                                              Financial liabilities on which no interest is
     Currency         Fixed rate financial liabilities                            paid
     --------         --------------------------------        ---------------------------------------------
                  Weighted average interest       Weighted average period for       Weighted average period
                             rate                     which rate is fixed                until maturity
                  -------------------------       ---------------------------       -----------------------
                      31             31               31               31               31             31
                   December       December         December         December         December       December
                     2002           2001             2002             2001             2002           2001
                     ----           ----             ----             ----             ----           ----
                      %               %             Years            Years        (pound)000's    (pound)000's
     Sterling       9.271           9.229            15.3             15.7             15.3           15.7
     Dollar        10.955          10.996            15.3             15.7             15.3           15.7
     ----------------------------------------------------------------------------------------------------------

     After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Company's financial liabilities was:

     ------------------------------------------------------------------------------------------------------------------------
                                                                                                  Financial liabilities
                                                 Floating rate          Fixed rate financial       on which no interest
     Currency             Total              financial liabilities          liabilities                   is paid
     --------             -----              ---------------------      --------------------      ---------------------
                     31            31           31            31            31            31           31            31
                  December      December     December      December      December      December     December      December
                    2002          2001         2002          2001          2002          2001         2002          2001
                    ----          ----         ----          ----          ----          ----         ----          ----
               (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's  (pound)000's
     Sterling     135,000       135,000          -            -          135,000       135,000          -            -
     Dollar       127,274       137,779          -            -          127,274       137,779          -            -
               -------------------------------------------------------------------------------------------------------------
      Total       262,274       272,779          -            -          262,274       272,779          -            -
     ------------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------------------
                                                                Financial liabilities on which no interest is
     Currency          Fixed rate financial liabilities                              paid
     --------          --------------------------------         ---------------------------------------------
                  Weighted average interest       Weighted average period for       Weighted average period
                             rate                     which rate is fixed                until maturity
                  -------------------------       ---------------------------       -------------------------
                      31             31               31               31               31             31
                   December       December         December         December         December       December
                     2002           2001             2002             2001             2002           2001
                      %               %             Years            Years         (pound)000's   (pound)000's
     Sterling       11.250         11.250             10               10               10             10
     Dollar         10.955         10.996             10               10               10             10
     ------------------------------------------------------------------------------------------------------------------------

     The floating rate liabilities comprise Original Bonds of (pound)734,775,000 (2001: (pound)676,815,000) and New Bonds of
     (pound)132,000,000 (2001: (pound)132,000,000) that bear interest at rates based upon LIBOR for terms of up to six months.

     The fixed rate liabilities comprise Original Bonds of(pound)565,225,000 (2001:(pound)623,185,000), New Bonds of(pound)268,000,000 (2001:
     (pound)268,000,000) and Notes of(pound)262,274,000
     (2001:(pound)272,779,000) that bear interest rates set under the terms of the bonds.

     The financial liability on which no interest is paid is the forward purchase of shares by AES Drax Acquisition Limited.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     Maturity of financial liabilities

     The maturity profile of the Group's financial liabilities was as follows:

     ------------------------------------------------------------------------------------------------------------
                                                                                  Borrowings
                                                                                  ----------
                                                                         31                         31
                                                                      December                   December
                                                                        2002                       2001
                                                                        ----                       ----
                                                                    (pound)000's              (pound)000's
     In one year or less, or on demand                                    -                         -
     In more than one year but not more than two years                    -                         -
     In more than two years but not more than five years                  -                         -
     In more than five years                                          2,387,274                 2,397,779
     ------------------------------------------------------------------------------------------------------------

     The maturity profile of the Company's financial liabilities was as follows:

     ------------------------------------------------------------------------------------------------------------
                                                                                  Borrowings
                                                                                  ----------
                                                                         31                         31
                                                                      December                   December
                                                                        2002                       2001
                                                                        ----                       ----
                                                                    (pound)000's              (pound)000's
     In one year or less, or on demand                                    -                         -
     In more than one year but not more than two years                    -                         -
     In more than two years but not more than five years                  -                         -
     In more than five years                                           262,274                   272,779
     ------------------------------------------------------------------------------------------------------------

     Fair Value Disclosures

     Set out below is a comparison of book values and fair values of the Group's financial assets and liabilities.

     ------------------------------------------------------------------------------------------------------------
                                                                    31 December 2002            31 December 2001
                                                                    ----------------            ----------------
                                                                   Book          Fair          Book         Fair
                                                                   Value        Value          Value        Value
                                                                   -----        -----          -----        -----
                                                               (pound)000's  (pound)000's  (pound)000's  (pound)000's

     Financial assets
     Bank deposits                                                  85,081        85,081       64,554       64,554

     Primary financial instruments issued to finance the
     Group's operations
     Long-term borrowings                                        2,387,274     1,858,582    2,397,779    2,096,715

     Derivative  financial  instruments  held to  manage  the
     interest rate and currency profile
     Interest rate swaps                                            -            (75,870)      -           (46,983)
     Currency swaps                                                 -              7,812       -            13,111
     ------------------------------------------------------------------------------------------------------------

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     Set out below is a comparison of book values and fair values of the Company's financial assets and liabilities.

     ------------------------------------------------------------------------------------------------------------
                                                                    31 December 2002            31 December 2001
                                                                    ----------------            ----------------
                                                                   Book          Fair          Book         Fair
                                                                   Value        Value          Value        Value
                                                                   -----        -----          -----        -----
                                                               (pound)000's  (pound)000's  (pound)000's  (pound)000's

     Financial assets
     Bank deposits                                                      56            56       23,466       23,466

     Primary financial instruments issued to finance the
     Group's operations
     Long-term borrowings                                          262,274         5,245      272,779      188,406

     Derivative financial instruments held to manage the
     interest rate and currency profile
     Currency swaps                                                   -              -            -           (408)
     ------------------------------------------------------------------------------------------------------------

     The fair values of financial assets have been determined by reference to quoted market prices where available. The estimated difference between the book and fair value of such assets is not material.

     The fair value of the long-term borrowings have been determined by reference to either a quoted market value or, the fair values of the unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate, in effect at the balance sheet date.

     The fair value of the currency swaps and sterling and US Dollar denominated bonds have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded.

     Gains and losses on financial assets and financial liabilities held or issued for trading

     No gains or losses have been recognised which relate to trading in financial assets and financial liabilities.

     Gains and losses on hedges

     The Group enters into CFDs, EFAs and similar contracts to hedge against fluctuations in the selling price for electricity obtained from the Pool. It also uses interest rate swaps and currency swaps to manage its interest rate profile and currency risk. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of unrecognised gains and losses is as follows:

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

17.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

     --------------------------------------------------------------------------------------------------------------
                                                          Gains                Losses             Total Net
                                                          -----                ------             ---------
                                                      (pound)000's         (pound)000's         (pound)000's
     Unrecognised gains and losses on hedges at 1
     January 2002                                        13,519              (47,391)             (33,872)
     Gains and losses arising in previous years
     that were recognised in the year                   (13,519)              47,391               33,872
                                                     --------------------------------------------------------------
     Gains and losses arising before 1 January
     2002 that were not recognised in the year              -                    -                     -
     Gains and losses arising in the year that
     were not recognised in the year                      7,812               (75,870)             (68,058)
                                                     --------------------------------------------------------------
     Unrecognised gains and losses at 31 December
     2002                                                 7,812               (75,870)             (68,058)
                                                     ==============================================================
     Gains and losses expected to be recognised in
     the next financial year                                -                    -                    -
     Gains and losses expected to be recognised
     after the next financial year                        7,812               (75,870)             (68,058)
                                                     ==============================================================
     --------------------------------------------------------------------------------------------------------------

     The Company enters into currency swaps to manage its currency risk. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of unrecognised gains and losses is as follows:

     --------------------------------------------------------------------------------------------------------------
                                                          Gains                Losses             Total Net
                                                          -----                ------             ---------
                                                      (pound)000's         (pound)000's         (pound)000's
     Unrecognised gains and losses on hedges at 1
     January 2002                                           -                  (408)                (408)
     Gains and losses arising in previous years
     that were recognised in the year                       -                   408                  408
                                                     --------------------------------------------------------------
     Gains and losses arising before 1 January
     2002 that were not recognised in the year              -                    -                    -
     Gains and losses arising in the year that
     were not recognised in the year                        -                    -                    -
                                                     --------------------------------------------------------------
     Unrecognised gains and losses at 31 December
     2002                                                   -                    -                    -
                                                     ==============================================================
     Gains and losses expected to be recognised in
     the next financial year                                -                    -                    -
     Gains and losses expected to be recognised
     after the next financial year                          -                    -                    -
                                                     ==============================================================
     --------------------------------------------------------------------------------------------------------------

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


18.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                                                     Group
                                                                 At 1 January    Current year      At 31 December
                                                                         2002          credit                2002
                                                                  (pound)'000     (pound)'000         (pound)'000

     Deferred taxation                                                 17,278           (510)              16,768
     Reinstatement provision                                              110               -                 110
                                                                      -------        -------              -------
                                                                       17,388           (510)              16,878
                                                                      =======        =======              =======

     The amounts of deferred taxation provided and unprovided in the financial statements are:

     Group                                                            2002                        2001
                                                                                  Not                        Not
                                                               Provided      provided     Provided      provided
                                                            (pound)'000   (pound)'000  (pound)'000   (pound)'000

     Capital allowances in excess of depreciation                16,768             -       17,278             -
                                                                 ======        ======       ======        ======

     There are no provisions for liabilities and charges in the company, and no amounts of unprovided deferred taxation.

19.  CALLED UP SHARE CAPITAL

                                                                                            2002             2001
                                                                                     (pound)'000      (pound)'000

     Authorised
       224,000,000 ordinary shares of(pound)1 each                                       224,000          224,000
                                                                                         =======          =======

     Called up, allotted and fully paid
       172,000,000 ordinary shares of(pound)1 each                                       172,000          172,000
                                                                                         =======          =======

20.  PROFIT AND LOSS ACCOUNT

                                                                                           Group          Company
                                                                                     (pound)'000      (pound)'000

     At 1 January 2002                                                                   (53,204)         (41,232)
     Retained loss for the financial year                                               (771,452)         (20,168)
     Other reserve movement                                                              189,000                -
                                                                                        --------          -------

     At 31 December 2002                                                                (635,656)         (61,400)
                                                                                        ========          =======

     The other reserve movement relates to an accounting difference arising on group reconstruction within the year.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


21.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                          Group       Company
                                                    (pound)'000   (pound)'000

     Loss for the financial year                       (771,452)      (20,168)
     Other reserve movement                             189,000             -
                                                       --------       -------

     Net reduction in shareholders' funds              (582,452)      (20,168)
     Opening shareholders' funds                        118,796       130,768
                                                       --------       -------
     Closing shareholders' funds                       (463,656)      110,600
                                                       ========       =======

22. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                            Group                                        Company
                                                        2002         2001         2000         2002         2001         2000
                                                 (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000

     Operating (loss) / profit                     (589,399)      142,737      173,541       10,508          386         (287)
     Depreciation                                    32,854        32,503       31,937            -            -            -
     Amortisation of goodwill                        33,876        33,876       33,876            -            -            -
     Loss on disposal of fixed assets                     -            19            -            -            -            -
     Plant spares issues                                 24           155            -            -            -            -
     Amortisation of deferred financing costs         5,947         6,031        4,606          548          501            1
     Amortisation of coupon prepayment               14,457        13,265            -            -            -            -
     Utilisation of unfavourable contract
       provision                                          -       (17,789)     (25,188)           -            -            -
     Increase / (decrease) in stocks                 31,236        (2,617)      (7,413)           -            -            -
     Decrease / (increase) in debtors                63,665        75,858     (116,488)           -        3,073     (238,511)
     Increase / (decrease) in creditors               6,287       (42,858)      59,755       (3,790)         130           73
     Impairment of fixed assets                     579,000             -            -            -            -            -
                                                    -------       -------      -------        -----        -----     --------
                                                    177,947       241,180      154,626        7,266        4,090     (238,724)
                                                    =======       =======      =======        =====        =====     ========

23.  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                        2002         2001         2000         2002         2001         2000
                                                 (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000

     Increase / (decrease) in cash in the year         1,440       (7,986)      (6,885)     (7,396)        6,962          467
     Increase / (decrease) in restricted cash
       deposits                                       19,087        1,255       24,476     (16,014)          806       15,231
     Cash inflow from increase in debt
       financing                                           -            -     (417,773)          -       (68,500)    (267,773)
     Translation difference                           10,505       (4,720)        (286)     10,505        (4,720)        (286)
                                                  ----------   ----------   ----------    --------      --------     --------
     Movement in net debt in the year                 31,032      (11,451)    (400,468)    (12,905)      (65,452)    (252,361)
     Net debt brought forward                     (2,333,225)  (2,321,774)  (1,921,306)   (317,813)     (252,361)           -
                                                  ----------   ----------   ----------    --------      --------     --------
     Net debt carried forward                     (2,302,193)  (2,333,225)  (2,321,774)   (330,718)     (317,813)    (252,361)
                                                  ==========   ==========   ==========    ========      ========     ========

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.  ANALYSIS OF CHANGES IN NET DEBT

     Group                                                           At 1                     Foreign         At 31
                                                                  January                    exchange      December
                                                                     2002     Cash flow      movement          2002
                                                              (pound)'000   (pound)'000   (pound)'000   (pound)'000

     Cash at bank and in hand                                      38,823         1,440             -        40,263
     Restricted cash deposits                                      25,731        19,087             -        44,818
                                                               ----------        ------        ------    ----------
                                                                   64,554        20,527             -        85,081

     Other loans                                               (2,397,779)            -        10,505    (2,387,274)
                                                                ---------       -------        ------     ---------
                                                               (2,333,225)       20,527        10,505    (2,302,193)
                                                                =========       =======        ======     =========


     Company                                                         At 1                     Foreign         At 31
                                                                  January                    exchange      December
                                                                     2002     Cash flow      movement          2002
                                                              (pound)'000   (pound)'000   (pound)'000   (pound)'000

     Cash at bank and in hand                                       7,429        (7,396)            -            33
     Restricted cash deposits                                      16,037       (16,014)            -            23
                                                               ----------        ------        ------    ----------
                                                                   23,466       (23,410)            -            56

     Other loans                                                 (341,279)            -        10,505      (330,774)
                                                               ----------        ------        ------    ----------
                                                                 (317,813)      (23,410)       10,505      (330,718)
                                                               ==========        ======        ======    ==========

25.  PENSION SCHEME FUNDING

     Pension schemes operated

     Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the 'AES Drax Power Group of the Electricity Supply Pension Scheme' (ADPG ESPS).

     Regular pension costs - SSAP 24

     Pensions costs for the ADPG ESPS in the year were (pound)1,700,000 (2001:
     (pound)1,469,000), comprising a regular cost of (pound)1,500,000 (2001:
     (pound)1,200,000) plus variations totalling (pound)200,000 (2001:
     (pound)(200,000)). A variation of (pound)(100,000) has arisen due to (pound)800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of (pound)(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of (pound)400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of (pound)400,000, which has been partially offset by additional employer contributions of (pound)200,000.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.  PENSION SCHEME FUNDING (continued)

     The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ESPS in respect of the AES Drax Power Group as at 31 December 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5% per annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75% per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12% of annual salaries, subject to review at future valuations.

     At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was (pound)44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

     FRS 17

     In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pensions Costs'. Certain disclosures are required in the transition period before the full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

     The actuarial valuation of the ADPG ESPS was updated to 31 December 2002. The principal actuarial assumptions used as at 31 December 2002 are shown below:

                                                                                    2002          2001
     Rate of increase in salaries                                                   3.8%          4.0%
     Rate of increase of pensions in payment and deferment                          2.5%          2.6%
     Discount rate                                                                  5.4%          5.8%
     Inflation assumption                                                           2.3%          2.5%

     The following contributions were made to the ADPG ESPS during 2002:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                           (pound)'millions

     Company contributions                                                              1.6
     Member contributions                                                               0.6
                                                                                     ======

     Analysis of amount charged to Operating Profit:
                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions

     Current service cost                                                               1.9
     Past service cost                                                                    -
     Early Retirement Deficiency cost                                                   0.4
                                                                                     ------
     Total Operating cost                                                               2.3
                                                                                     ======

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.  PENSION SCHEME FUNDING (continued)

     Analysis of amount credited to other finance income:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions

     Expected return on pension plan assets                                             3.3
     Less: Interest on pension plan liabilities                                        (3.2)
                                                                                     ------
     Net return                                                                         0.1
                                                                                     ======

     The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

                                                                                       2002               2001
                                                                          (pound)' millions  (pound)' millions

     Market value of assets                                                            35.8               43.4

     Actuarial value of liabilities                                                   (60.8)             (53.9)
                                                                                    -------             ------
     Deficit in the Scheme                                                            (25.0)             (10.5)
     Related deferred tax liability (assumed 30% rate)                                  7.5                3.2
                                                                                    -------             ------
     Net pension liability                                                            (17.5)              (7.3)
                                                                                    =======             ======

     Analysis of movement in surplus during the year:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions

     Surplus in scheme at 1 January 2002                                              (10.5)
     Current service cost                                                              (1.9)
     Contributions                                                                      2.2
     Early Retirement Deficiency cost                                                  (0.4)
     Actuarial gain/(loss)                                                            (14.4)
                                                                                    -------
     Surplus in scheme at 31 December 2002                                            (25.0)
                                                                                    =======

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

25.  PENSION SCHEME FUNDING (continued)

     Analysis of amount recognised in Statement of Total Recognised Gains and
     Losses:

                                                                                 Year ended
                                                                                31 December
                                                                                       2002
                                                                          (pound)' millions

     Actual return less expected return on pension scheme assets                      (11.8)
     Experience gains/(losses) arising on the scheme liabilities                        0.1
     Changes in  assumptions  underlying  the present  value of the scheme
     liabilities                                                                       (2.7)
                                                                                     ------
     Actuarial gain/(loss) recognised in STRGL                                        (14.4)
                                                                                     ======

     Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

                                                                                           2002              2001
                                                                              (pound)' millions  (pound)' millions

     Profit and loss reserve in the financial statements as at year end                  (635.7)             (53.2)

     Deficit in relation to the ADPG ESPS, net of related deferred tax asset              (17.5)              (7.3)
                                                                                        -------             ------
     Profit and loss reserve as adjusted                                                 (653.2)             (60.5)
                                                                                        =======             ======

26.  FINANCIAL COMMITMENTS

     In connection with the acquisition of the Drax Power Station, AES Drax Power Limited assumed an unfavourable contract to purchase coal for the plant. The agreement expired in September 2001. Of the total contract, (pound)17,789,000 relates to the estimated unfavourable purchase element.

27.  ULTIMATE PARENT COMPANY

     The immediate parent company is AES Drax Power Finance Holdings Limited, a company registered in England and Wales.

     The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.

28.  NATURE OF BUSINESS

     The principal activity of the company and its subsidiaries is the ownership and operation of the Drax Power Plant, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

29.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

     This note is provided in addition to the previous financial information for US users of the accounts.

     The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

     Deferred taxation

     Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

     Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

     Pensions

     The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

     Interest

     Under UK GAAP, interest is charged on the (pound)1,725 million Guaranteed Secured Bonds. Under US GAAP, (pound)425 million forward purchase of equity is offset against the (pound)1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net (pound)1,300 million.

     The (pound)1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25 million, (pound)370 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

     Goodwill

     Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognised under US GAAP.

     Severance accrual

     Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

     Derivative Instruments and Hedging Activities

     In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

29.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                    Three months ended                         Year ended
                                               31 December     31 December     31 December     31 December     31 December
                                                      2002            2001            2002            2001            2000
                                               (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000

     Net loss under UK GAAP                       (729,745)        (19,804)       (771,452)        (49,556)        (13,791)
     US GAAP adjustments:
          Goodwill                                   8,469           8,469          33,876          33,876          33,876
          Additional depreciation                   (4,838)         (4,838)        (19,350)        (19,350)        (19,350)
          Deferred tax                                (749)          5,293          22,952          14,978          12,303
          Additional depreciation due               (5,081)         (5,081)        (20,326)        (20,326)        (20,326)
            to deferred tax
          Severance pay expensed in the                  -               -               -               -          12,053
            UK
          Interest                                  12,868          11,255          48,370          43,874          44,920
          Unfavourable IT contract                       -               -               -               -           1,995
          Derivative loss                           (1,804)         (6,070)           (354)        (15,985)          3,995
          Impairment of fixed assets               579,000               -         579,000               -               -
                                                  --------         -------        --------         -------          ------
     Net (loss) / income under US GAAP            (141,880)        (10,776)       (127,284)        (12,489)         55,675
                                                  ========         =======        ========         =======          ======

                                                                                      2002            2001
                                                                               (pound)'000     (pound)'000

     Shareholders' (deficit) / equity under UK GAAP                               (463,656)         118,796
     US GAAP adjustments:
         Cumulative effect of previous adjustments                                  72,332           72,454
         Goodwill                                                                   33,876           33,876
         Additional depreciation                                                   (19,350)         (19,350)
         Deferred tax                                                               22,952           14,978
         Additional depreciation due to deferred tax                               (20,326)         (20,326)
         Interest                                                                   48,371           43,874
         Derivatives                                                                (1,324)         (53,174)
         Impairment of fixed assets                                                579,000                -
                                                                                   -------          -------
     Shareholders' equity under US GAAP                                            251,875          191,128
                                                                                   =======          =======

     The US GAAP adjustment for deferred taxes would result in an increase in long term assets under US GAAP of (pound)649 million and (pound)669 million and an increase in long term liabilities under US GAAP of (pound)549 million and (pound)682 million, at 31 December 2002 and 31 December 2001, respectively.

     The US GAAP adjustment to reflect the substance of the financing structure would result in a decrease in current assets under US GAAP of (pound)425 million at 31 December 2002 and 31 December 2001. It would also result in a decrease in long term liabilities under US GAAP of (pound)931 million and (pound)913 million and an increase in current liabilities under US GAAP of (pound)49 million and (pound)59 million, at 31 December 2002 and 31 December 2001, respectively.

     Under US GAAP, an additional long-term obligation of (pound)11 million would be recorded for minimum pension obligations.

AES DRAX ENERGY LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

29.  SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

     A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

                                                                    Year ended       Year ended       Year ended
                                                                   31 December      31 December      31 December
                                                                          2002             2001             2000
                                                                   (pound)'000      (pound)'000      (pound)'000

     Net cash inflow from operating activities                         177,947          241,180          154,626
     Returns on investments and servicing of finance                  (151,848)        (194,660)        (141,812)
     Taxation                                                             (348)          (9,161)         (19,238)
                                                                      --------         --------         --------

     Net cash flows provided by / (used in) operating activities
      per US GAAP                                                       25,751           37,359           (6,424)
                                                                      --------         --------         --------

     Capital expenditure                                                (5,224)          (6,090)          (6,493)
     Increase in restricted cash deposits                              (19,087)          (1,255)         (24,476)
                                                                      --------         --------         --------

     Net cash used in investing activities per US GAAP                 (24,311)          (7,345)         (30,969)
                                                                      --------         --------         --------

     Repurchase of share capital                                             -          (38,000)         (14,000)
     New borrowings                                                          -                -          668,059
     Repayment of borrowings                                                 -                -         (250,000)
     Prepayment of coupons                                                   -                -         (373,551)
                                                                      --------         --------         --------

     Net cash (used in) / provided by financing activities per
     US GAAP                                                                 -          (38,000)          30,508
                                                                      ========         ========         ========

     Increase / (decrease) in cash                                       1,440           (7,986)          (6,885)
     Increase in restricted cash deposits                               19,087            1,255           24,476
     Cash brought forward                                               64,554           71,285           53,694
                                                                      --------         --------         --------

     Cash carried forward                                               85,081           64,554           71,285
                                                                      ========         ========         ========

     Comprehensive income / (loss) under US GAAP is as follows:

                                                                    Year ended       Year ended       Year ended
                                                                   31 December      31 December      31 December
                                                                          2002             2001             2000
                                                                   (pound)'000      (pound)'000      (pound)'000

     Net (loss) / income under US GAAP                                (127,284)         (12,489)          55,675

     Derivative gain / (loss)                                             (970)         (37,189)               -
     Minimum pension obligation                                         (7,560)               -                -
                                                                      --------          -------           ------
     Comprehensive (loss) / income                                    (135,814)         (49,678)          55,675
                                                                      ========          =======           ======

Company Registration No. 3878799






AES DRAX POWER FINANCE HOLDINGS LIMITED


Financial Statements

31 December 2002





Deloitte & Touche
Leeds

AES DRAX POWER FINANCE HOLDINGS LIMITED


FINANCIAL STATEMENTS 2002


CONTENTS                                                                Page


Independent auditors' report                                               1

Consolidated profit and loss account                                       2

Statement of total recognised gains and losses                             2

Consolidated balance sheet                                                 3

Consolidated cash flow statement                                           4

Notes to the accounts                                                      5

INDEPENDENT AUDITORS' REPORT TO THE DIRECTORS OF AES DRAX POWER FINANCE HOLDINGS LIMITED


We have audited the accompanying balance sheets of AES Drax Power Finance Holdings Limited as of 31 December 2002 and 2001, and the related Profit and Loss accounts, Statement of total recognised gains and losses and cash flows for the three years in the period ended 31 December 2002. The profit and loss account for the three months ended 31 December 2002 and 2001 has not been subject to audit. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at 31 December, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of stockholders' equity and financial position at 31 December 2002 and 2001, to the extent summarised in Note 28.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the uncertainty as to the outcome of discussions with the Company's lenders regarding the financial restructuring of the project raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche

Deloitte & Touche

Chartered Accountants and Registered Auditors

14th May 2003

AES DRAX POWER FINANCE HOLDINGS LIMITED


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 31 December 2002


                                                        Three months ended                           Year ended
                                                   31 December     31 December   31 December      31 December     31 December
                                                          2002            2001          2002             2001            2000
                                                   (pound)'000     (pound)'000   (pound)'000      (pound)'000     (pound)'000
                                                     Unaudited       Unaudited

TURNOVER - continuing operations          2            137,661         143,466       524,831          586,104         622,753

Cost of sales                                          (69,603)        (59,115)     (219,462)        (267,204)       (278,218)
                                                      --------        --------     ---------        ---------       ---------

GROSS PROFIT                                            68,058          84,351       305,369          318,900         344,535

Administrative expenses - normal                       (46,826)        (54,061)     (178,967)        (176,161)       (171,017)
                        - exceptional     4           (715,801)              -      (715,801)               -               -
                                                      --------        --------     ---------        ---------       ---------
                                                      (762,627)        (54,061)     (894,768)        (176,161)       (171,017)
                                                      --------        --------     ---------        ---------       ---------
OPERATING (LOSS) / PROFIT - continuing    3           (694,569)         30,290      (589,399)         142,739         173,518
  operations

Interest receivable and other income      5              5,748           3,581        23,824           16,204          12,891

Interest payable and similar charges      6            (50,558)        (51,303)     (206,387)        (197,771)       (178,017)
                                                      --------        --------     ---------        ---------       ---------
(LOSS) / PROFIT ON ORDINARY ACTIVITIES
  BEFORE TAXATION                                     (739,379)        (17,432)     (771,962)         (38,828)          8,392

Tax on (loss) / profit on ordinary        7              9,634          (2,371)          510          (10,886)        (22,435)
  activities
                                                      --------        --------     ---------        ---------       ---------
RETAINED LOSS FOR THE FINANCIAL PERIOD /
  YEAR TRANSFERRED FROM RESERVES          19          (729,745)        (19,803)     (771,452)         (49,714)        (14,043)
                                                      ========         =======      ========          =======         =======

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX POWER FINANCE HOLDINGS LIMITED


CONSOLIDATED BALANCE SHEET
31 December 2002


                                                                  Note                    2002            2001
                                                                                   (pound)'000     (pound)'000

FIXED ASSETS
Intangible assets                                                    8                         -        594,610
Tangible assets                                                      9                 1,083,118      1,140,245
                                                                                       ---------      ---------
                                                                                       1,083,118      1,734,855
                                                                                       ---------      ---------
CURRENT ASSETS
Stocks                                                              10                    31,327         62,563
Debtors                                                             11                   879,932        963,946
Cash at bank and in hand                                            12                    85,087         64,560
                                                                                       ---------      ---------
                                                                                         996,346      1,091,069

CREDITORS: amounts falling due within one year                      13                  (138,991)      (102,708)
                                                                                       ---------      ---------

NET CURRENT ASSETS                                                                       857,355        988,361
                                                                                       ---------      ---------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                  1,940,473      2,723,216

CREDITORS: amounts falling due after more than one year             14                (2,558,642)    (2,758,423)

PROVISIONS FOR LIABILITIES AND CHARGES                              17                   (16,878)       (17,388)
                                                                                       ---------      ---------
                                                                                        (635,047)       (52,595)
                                                                                       =========      =========
CAPITAL AND RESERVES
Called up share capital                                             18                     1,000          1,000
Profit and loss account                                             19                  (636,047)       (53,595)
                                                                                       ---------      ---------
TOTAL EQUITY SHAREHOLDERS' DEFICIT                                                      (635,047)       (52,595)
                                                                                       =========      =========


These financial statements were approved by the Board of Directors on May 14, 2003.

Signed on behalf of the Board of Directors



Garry Levesley
--------------------
Director

AES DRAX POWER FINANCE HOLDINGS LIMITED


CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2002

                                                                       Note           2002           2001           2000
                                                                               (pound)'000    (pound)'000    (pound)'000
Net cash inflow from operating activities                                21        177,947        203,340        140,791

Returns on investments and servicing of finance
Interest received                                                                   23,769         16,211         12,564
Interest paid                                                                     (175,617)      (211,031)      (154,605)
                                                                                  --------       --------       --------

                                                                                  (151,848)      (194,820)      (142,041)
                                                                                  --------       --------       --------

Taxation                                                                              (348)        (9,161)       (19,196)

Capital expenditure
Payments to acquire tangible fixed assets                                           (5,224)        (6,119)       (11,993)
Receipts from sale of tangible fixed assets                                              -             29          5,500
                                                                                  --------       --------       --------
                                                                                    (5,224)        (6,090)        (6,493)
                                                                                  --------       --------       --------
Cash inflow / (outflow) before use of liquid resources and                          20,527         (6,731)       (26,939)
financing

Management of liquid resources
Increase in restricted cash deposits                                               (19,087)        (1,255)       (24,477)

Financing
Prepayment of coupons                                                                    -              -       (373,551)
Repayment of borrowings                                                                  -              -       (250,000)
New borrowings                                                                           -              -        668,059
                                                                                  --------       --------       --------
Increase / (decrease) in cash in the year                             22,23          1,440         (7,986)        (6,907)
                                                                                  ========       ========       ========

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.     ACCOUNTING POLICIES

       The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

       Basis of preparation of financial statements

       Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Energy and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

       In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power was not permitted to make distributions to AES Drax Energy to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time the AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

       Moreover, there are insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

       On December 13, 2002, AES Drax signed an agreement regarding certain standstill arrangements with the steering committee representing the bank lenders and an ad hoc committee formed by holders of the senior bonds. The purpose of the standstill is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The standstill period will expire on May 31, 2003, unless extended. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period.

       Under the Standstill Agreement, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the steering committee of the bank lenders and the ad hoc committee of senior bondholders, are available to provide credit support to electricity counterparties and suppliers and for working capital needs.

       Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

       The Directors believe that the standstill agreement will facilitate an agreed restructuring of AES Drax. On this basis, the Directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.

       Accounting convention

       The financial statements are prepared under the historical cost convention.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.     ACCOUNTING POLICIES (continued)

       Basis of consolidation

       The group consolidates the accounts of the company and all of its subsidiary undertakings up to 31 December 2002.

       Intangible fixed assets

       Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised over 20 years.

       Tangible fixed assets

       Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

       Freehold buildings, plant and machinery         30-40 years
       Fixtures and fittings                           3-5 years

       Investments

       Investments held as fixed assets are stated at cost less provision for any impairment in value.

       Stocks

       Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

       Deferred taxation

       Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

       Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

       FRS 19 'Deferred Tax' has been adopted in the year and has not resulted in any change to comparative figures.

       Leased assets

       Operating lease rentals are charged to income in equal annual amounts over the lease term.

       Pension costs

       Pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or a prepayment in the balance sheet.

       Revenue recognition

       Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

1.     ACCOUNTING POLICIES (continued)

       Deferred Finance Costs

       Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation. Deferred financing costs are shown net of accumulated amortisation of (pound)16.7 million and (pound)10.8 million as of 31 December 2002 and 31 December 2001, respectively.

       Derivatives

       The group enters into various derivative transactions in order to hedge their exposure to certain market risks. The group currently has outstanding interest rate swap, cap and floor agreements that hedge against interest rate exposure on floating rate debt. Interest swaps, caps and floors are accounted for by adjusting the interest rate cost on the floating rate debt.

       Use of estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.     TURNOVER

       Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the group. Most of the power plant's revenue relies primarily on sales contracts with a few large customers. One customer accounted for 65.1% of revenues in the year to 31 December 2002. Two customers accounted for 67.9% and 9.0% of revenues in 2001.

3.     OPERATING (LOSS) / PROFIT

                                                                        Year ended       Year ended         Year ended
                                                                       31 December      31 December        31 December
                                                                              2002             2001               2000
                                                                       (pound)'000      (pound)'000        (pound)'000
       Operating (loss) / profit is after charging / (crediting):

       Depreciation of owned assets                                         32,854           32,503             31,937
       Amortisation of goodwill                                             33,876           33,876             33,876
       Utilisation of unfavourable contract provision                            -          (17,789)           (25,188)
       Amortisation of deferred financing costs                              5,947            6,031              4,606
       Exchange (gain) / loss on US dollar bonds                           (11,823)           5,241                286
       Exchange gain on derivatives                                              -           (6,140)                 -
                                                                            ======           ======             ======

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

4.     EXCEPTIONAL ITEMS
                                 Year ended       Year ended       Year ended
                                31 December      31 December      31 December
                                       2002             2001             2000
                                (pound)'000      (pound)'000      (pound)'000

Bad debt expense                    136,801                -                -
Impairment loss (see Note 8 & 9)    579,000                -                -
                                    -------          -------          -------
                                    715,801                -                -
                                    =======          =======          =======

       On 14 October 2002, TXU Corp withdrew financial support for its subsidiary TXU Europe Group plc ("TXU Europe"). As a consequence of this, on 18 November 2002, the Company terminated the Hedging Contract with TXU Europe Energy Trading Limited ("TXU Energy"), a subsidiary of TXU Europe, to minimise financial exposure. On 19 November 2002, TXU Europe filed a petition on behalf of itself, TXU U.K Ltd and TXU Energy, seeking protection from its creditors, which was approved, putting the three companies into temporary administration. As a result, the Company has made 100% provision against all amounts owed by TXU Energy in respect of the Hedging Contract and the termination of that contract, as at 18 November 2002.

       Also included within administrative expenses is an exceptional item of (pound)579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9% which reflects the risks inherent in the forecast cash flows.

       The tax effect of the bad debt expense is (pound)41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.


5.     INTEREST RECEIVABLE AND SIMILAR INCOME

                               Year ended       Year ended      Year ended
                              31 December      31 December     31 December
                                     2002             2001            2000
                              (pound)'000      (pound)'000     (pound)'000

Bank interest receivable           23,824           16,204          12,891
                                   ======           ======          ======


6.     INTEREST PAYABLE AND SIMILAR CHARGES


                              Year ended       Year ended      Year ended
                             31 December      31 December     31 December
                                    2002             2001            2000
                             (pound)'000      (pound)'000     (pound)'000

Bank and other loans             206,387          197,771         178,017
                                 =======          =======         =======

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

7.     TAX ON (LOSS) / PROFIT ON ORDINARY ACTIVITIES

       a) Analysis of charge in the year

                                                                          Year ended     Year ended      Year ended
                                                                         31 December    31 December     31 December
                                                                                2002           2001            2000
                                                                         (pound)'000    (pound)'000     (pound)'000
       United Kingdom corporation tax at 30%
                              - current year                                       -          4,643          13,970
                              - prior year                                         -             35             458
                                                                              ------         ------          ------
                                                                                   -          4,678          14,428

       Deferred tax - Timing differences, origination and reversal              (662)         6,208           7,953
                    - Adjustment in respect of prior years                       152              -              54
                                                                              ------         ------          ------
                                                                                (510)         6,208           8,007
                                                                              ------         ------          ------
                                                                                (510)        10,886          22,435
                                                                              ======         ======          ======

       b) Factors affecting tax charge for the current year

       The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30%) (2001:
       30%) (2000: 30%). The differences are explained below:


                                                                          Year ended     Year ended      Year ended
                                                                         31 December    31 December     31 December
                                                                                2002           2001            2000
                                                                         (pound)'000    (pound)'000     (pound)'000
       (Loss) / profit on ordinary activities before tax                    (771,962)       (38,828)          8,392
                                                                            ========       ========        ========

       Tax on profit on ordinary activities at 30% (2001 & 2000:            (231,589)       (11,648)          2,518
         30%)
       Effects of:
       Expenses not deductible for tax purposes                              214,452         22,068          19,405
       Capital allowances in excess of depreciation                              662         (6,208)         (7,953)
       Tax losses not ultilised                                               16,475            431               -
       Adjustment in respect of prior years                                        -             35             458
                                                                            --------       --------        --------
       Current tax charge for the year                                             -          4,678          14,428
                                                                            ========       ========        ========

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

8.     INTANGIBLE FIXED ASSETS

       The intangible fixed assets comprise of goodwill which arose on the acquisition of AES Drax Power Limited.

                                                       Goodwill
                                                    (pound)'000
       Cost
       At 1 January 2002                                665,185
       Reclassification                                 (11,206)
                                                        -------

       At 31 December 2002                              653,979
                                                        =======

       Amortisation
       At 1 January 2002                                 70,575
       Charge for the year                               33,876
       Impairment (see Note 4)                          549,528
                                                        -------
       At 31 December 2002                              653,979
                                                        =======
       Net book value
       At 31 December 2002                                    -
                                                        =======
       At 31 December 2001                              594,610
                                                        =======

9.     TANGIBLE FIXED ASSETS


                                                                               Plant,
                                                              Freehold     machinery,
                                                              land and     fixtures &
                                                             buildings       fittings    Plant spares           Total
                                                           (pound)'000    (pound)'000     (pound)'000     (pound)'000
       Cost
       At 1 January 2002                                       132,181      1,081,136          21,011       1,234,328
       Additions                                                     -          2,794           2,430           5,224
       Disposals                                                     -         (2,414)              -          (2,414)
       Issues                                                        -              -            (24)             (24)
                                                             ---------      ---------       ---------       ---------
       At 31 December 2002                                     132,181      1,081,516          23,417       1,237,114
                                                             ---------      ---------       ---------       ---------
       Accumulated depreciation
       At 1 January 2002                                         9,735         83,342           1,006          94,083
       Charge for the year                                       3,209         29,143             502          32,854
       Disposals                                                     -         (2,413)              -          (2,413)
       Impairment (note 4)                                           -         29,472               -          29,472
                                                             ---------      ---------       ---------       ---------
       At 31 December 2002                                      12,944        139,544           1,508         153,996
                                                             ---------      ---------       ---------       ---------
       Net book value
       At 31 December 2002                                     119,237        941,972          21,909       1,083,118
                                                             =========      =========       =========       =========
       At 31 December 2001                                     122,446        997,794          20,005       1,140,245
                                                             =========      =========       =========       =========


       Freehold land amounting to(pound)1,060,000 (2001:(pound)1,060,000) has not been depreciated.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

10.    STOCKS
                                                            2002         2001
                                                     (pound)'000  (pound)'000

       Raw materials and consumables                      31,327       62,563
                                                         =======      =======

11.    DEBTORS

                                                            2002         2001
                                                     (pound)'000  (pound)'000
       Amounts due within one year
       Trade debtors                                      52,462      104,849
       Prepayments and other debtors                     827,470      859,097
                                                         -------      -------
                                                         879,932      963,946
                                                         =======      =======

       Amounts due after one year included above
       Other debtors                                     425,000      425,000
                                                         =======      =======

       Other debtors due after one year relate to the forward purchase of shares in AES Drax Holdings Limited. The shares will be purchased by AES Drax Acquisition Limited when the senior secured debt is repaid in 2015.

       Included within other debtors is a coupon prepayment to Inpower of(pound)345.8 million (2001:(pound)360.3 million), VAT receivable of(pound)Nil (2001:(pound)1.8 million), deferred financing costs of(pound)42.2 million (2001:(pound)48.2 million), a swap advance debtor of(pound)1.4 million (2001: swap advance creditor(pound)23.5 million) and an insurance debtor of(pound)0.2 million (2001:(pound)0.5 million).

12.    CASH AT BANK AND IN HAND

       Included within the total cash balance are restricted cash deposits amounting to (pound)44,818,000 (2001: (pound)25,731,000). These comprise part of a required balance which needs to be in place on each repayment date.

13.    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                             2002          2001
                                                      (pound)'000   (pound)'000

       Trade creditors                                     15,222         2,679
       Amounts owed to fellow subsidiary                    1,410           824
       Amounts owed to ultimate parent                     66,401         5,200
       Corporation tax                                      1,204         1,556
       Other creditors and accruals                        54,754        92,449
                                                          -------       -------
                                                          138,991       102,708
                                                          =======       =======

       Included within other creditors is VAT payable of(pound)9.8 million (2001:(pound)28.2 million) and accrued interest of (pound)40.9 million (2001:(pound)10.1million).

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

14.    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
                                                        2002          2001
                                                 (pound)'000   (pound)'000

       Other loans (note 15)                       2,387,274     2,397,779
       Amounts owed to group undertakings:
         Fellow subsidiary undertakings                    -       189,000
         Immediate parent company                    171,000       171,000
       Retentions                                        368           644
                                                   ---------     ---------
                                                   2,558,642     2,758,423
                                                   =========     =========

       Amounts owed to fellow subsidiary undertakings and to the immediate parent company have no fixed repayment dates, however the directors have indicated that payments will not be requested within one year. No interest is payable on these amounts.

       All retentions are payable within 1 to 2 years.

15.    BORROWINGS

       On 2 August 2000, AES Drax Energy Limited issued (pound)135 million 11.25% senior secured notes due 2010 and $200 million senior secured notes due 2010. The net proceeds from the offering of (pound)267 million were used to pay certain fees and expenses and to repay the senior secured debt. The terms of the notes require the maintenance of certain reserves and include limitations on incurring additional debt and on the payment of dividends to stockholders.

       The other borrowings at 31 December 2002 consist of Guaranteed Secured Bonds. There are two tranches of bonds, the Original Bonds issued on 30 November, 1999 to finance the acquisition of Drax Power Station by AES and a second tranche issued on August 2, 2000, the proceeds from which were used to prepay (pound)370 million of interest and the remainder for general corporate purposes. The Original Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited and AES Drax Limited and each such entity has granted security over all their assets as security for, inter alia, the Original Bonds and certain related swaps, finance documents and guarantees. The New Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of AES Drax Power Limited, AES Drax Acquisition Limited, AES Drax Holdings Limited, AES Drax Financing Limited, AES Drax Limited and AES Drax Electric Limited and each such entity has granted security over all their assets as security for, inter alia, the New Bonds and certain related swaps, finance documents and guarantees.

       Repayment of all of the Guaranteed Secured Bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

       The Original Bonds bear a fixed rate of interest of 8.86% and interest is payable semi-annually over fifteen years. The New Bonds comprise of $302,400,000 of 10.41% senior secured bonds and (pound)200,000,000 of
       9.07% senior secured bonds, maturing on December 31, 2020 and December 31, 2025 respectively. Interest on the New Bonds is payable semi-annually commencing December 31, 2000 for 20 years on the dollar bonds and 25 years on the sterling bonds.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

15.    BORROWINGS (continued)

                                                         2002           2001
                                                  (pound)'000    (pound)'000
       Analysis of loan repayments are:
       After five years
       Original Bonds                               1,725,000      1,725,000
       New Bonds                                      400,000        400,000
       Senior Secured Notes                           262,274        272,779
                                                    ---------      ---------
                                                    2,387,274      2,397,779
                                                    =========      =========

16.    DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

       The group issues or holds financial instruments for two purposes.

       o Financial instruments relating to the operations, financing and risks of the operating company, AES Drax Power Limited.

       o Financial instruments relating to the financing and risks of the debt holding companies AES Drax Holdings Limited and AES Drax Energy Limited ("the Company"), and the consolidated risks of the Group.

       The Group finances its operations by a mix of retained profits, senior secured bank debt and senior secured bonds. The Group's financial instruments comprise borrowings, cash and liquid resources, items that arise directly from its operations and derivative transactions. The main risks arising from the Group's financial instruments are interest rate risk, currency risk and liquidity risk.

       Interest Rate Risk

       The Group is partly financed by borrowings at both fixed and floating rates of interest.

       The Original Bonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50% of the principal amount of the loans under the Bank Facility. The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (LIBOR). We currently have hedged (pound)565 million of our floating rate exposure and such hedging arrangements satisfy the requirements under the Original Bonds.

       For the New Bonds, we currently have (pound)132 million of floating rate exposure. For the Notes issued by the Company we have no floating rate exposure.

       Currency Risk

       The Group is partly financed by borrowings in US Dollars. The Group also holds certain US Dollar denominated bank accounts.

       The Group has eliminated the currency risk via cross-currency swaps for the $302,400,000 New Bonds issued by AES Drax Holdings Limited in August 2000. At 31 December 2002, currency swaps covered 100% (2001: 100%) of the nominal amount of the US Dollar borrowings and 100% of the interest cost of these borrowings (2001: 100%).

       The Group has partially eliminated the currency risk via cross-currency swaps for $200,000,000 of Notes issued by AES Drax Energy Limited in August 2000. At 31 December 2002, currency swaps covered Nil% (2001:
       20%) of the nominal amount of the US Dollar borrowings.

       There are no material currency risks in the operating company, AES Drax Power Limited.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.    DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

       Liquidity Risk

       The Group requires access to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies.

       For the operating company, AES Drax Power Limited, short-term liquidity is provided by a committed bank facility of (pound)15 million (2001:
       (pound)15 million).

       For AES Drax Holdings Limited, short-term liquidity is provided by a (pound)52 million letter of credit from Bank of America, which comprises part of the Required Balance on the Debt Service Account as stated in the Facility Agreement with the senior banks. The cash balance on these Debt Service Accounts at 31 December 2002 totalled (pound)44.8 million (2001: (pound)9.7 million).

       For AES Drax Energy Limited, short-term liquidity is provided by Debt Service Accounts. The cash balance on these Debt Service Accounts at 31 December 2002 totalled (pound)23,000 (2001: (pound)16,037,000).

       The Generation Business

       Hedging

       The operating company, AES Drax Power Limited, earns a significant proportion of its revenues from a Hedging Contract with TXU. This allows AES Drax Power Limited to hedge the risks associated with sales of electricity as a purely merchant facility, into the Pool, where generators are subject to market-related risks, including general economic conditions, electricity demand, weather, increasing competition and other circumstances beyond their control.

       Numerical Disclosures

       The numerical disclosures below deal with financial assets and liabilities as defined in Financial Reporting Standard 13 Derivatives and Other Financial Instruments: Disclosures (FRS13). Certain financial assets and liabilities, such as investments in subsidiary companies, are excluded from the scope of these disclosures. As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosures.

       Interest rate risk profile of financial assets and financial liabilities

       Financial assets

       The interest rate profile of the Group's financial assets was:

                                                                                             Financial assets on
                                                                                             -------------------
       Currency              Total              Floating rate       Fixed rate financial     which no interest is
       --------              -----              --------------      ---------------------    --------------------
                                               financial assets             assets                 received
                                               ----------------             ------                 --------
                        31          31          31          31          31          31          31           31
                        --          --          --          --          --          --          --           --
                      December   December    December    December    December    December     December    December
                      --------   --------    --------    --------    --------    --------     --------    --------
                       2002        2001        2002        2001        2002        2001        2002         2001
                       ----        ----        ----        ----        ----        ----        ----         ----
                   (pound)000's(pound)000's(pound)000's(pound)000's(pound)000's(pound)000's(pound)000's (pound)000's
       Sterling         85,000      60,235      85,000      60,235           -           -            -           -
       Dollar               87       4,325          87       4,325           -           -            -           -

                     -----------------------------------------------------------------------------------------------
       Total            85,087      64,560      85,087      64,560           -           -            -           -

       The Group's financial assets comprise of deposits bearing interest at the rate agreed between the Group and its banks.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.    DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

       Financial Liabilities

       After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Group's financial liabilities was:

         Currency            Total              Floating rate       Fixed rate financial    Financial liabilities
         --------            -----              --------------      ---------------------   ----------------------
                                             financial liabilities       liabilities         on which no interest
                                             ---------------------       -----------         --------------------
                                                                                                    is paid
                                                                                                    -------
                         31          31          31         31          31          31          31           31
                         --          --          --         --          --          --          --           --
                      December    December    December   December    December    December    December     December
                      --------    --------    --------   --------    --------    --------    --------     --------
                        2002        2001        2002       2001        2002        2001        2002         2001
                        ----        ----        ----       ----        ----        ----        ----         ----
                 (pound)000's(pound)000's(pound)000's(pound)000's(pound)000's(pound)000's(pound)000's (pound)000's
         Sterling    2,260,000   2,260,000    866,775     808,815    968,225    1,026,185     425,000     425,000
          Dollar       127,274     137,779        -           -      127,274      137,779         -           -
                     -----------------------------------------------------------------------------------------------
          Total      2,387,274   2,397,779    866,775     808,815   1,095,499   1,163,964     425,000     425,000


         Currency          Fixed rate financial liabilities         Financial liabilities on which no interest is
         --------          --------------------------------         ----------------------------------------------
                                                                                         paid
                                                                                         ----

                      Weighted average interest       Weighted average period for       Weighted average period
                      --------------------------      ----------------------------      -----------------------
                                 rate                     which rate is fixed                until maturity
                                 ----                     -------------------                --------------
                          31             31               31               31               31             31
                          --             --               --               --               --             --
                       December       December         December         December         December       December
                       --------       --------         --------         --------         --------       --------
                         2002           2001             2002             2001             2002           2001
                         ----           ----             ----             ----             ----           ----
                          %               %             Years            Years      (pound)000's   (pound)000's
         Sterling       9.271           9.229            15.3             15.7             15.3           15.7
          Dollar        10.955         10.996            15.3             15.7             15.3           15.7

       The floating rate liabilities comprise Original Bonds of pound)734,775,000 (2001: (pound)676,815,000) and New Bonds of pound)132,000,000 (2001: (pound)132,000,000) that bear interest at ates based upon LIBOR for terms of up to six months.

       The fixed rate liabilities comprise Original Bonds of(pound)565,225,000 (2001:(pound)623,815,000), New Bonds of (pound)268,000,000
       (2001:(pound)268,000,000) and Notes of(pound)262,274,000
       (2001:(pound)272,779,000) that bear interest rates set under the terms of the bonds.

       The financial liability on which no interest is paid is the forward purchase of shares by AES Drax Acquisition Limited.

       Maturity of financial liabilities

       The maturity profile of the Group's financial liabilities was as follows:

                                                                      Borrowings
                                                                  31            31
                                                                  --            --
                                                               December      December
                                                                 2002          2001
                                                                 ----          ----
                                                             (pound)000's  (pound)000's
       In one year or less, or on demand                           -            -
       In more than one year but not more than two years           -            -
       In more than two years but not more than five years         -            -
       In more than five years                                 2,387,274    2,397,779

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

16.    DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

       Fair Value Disclosures

       Set out below is a comparison of book values and fair values of the Group's financial assets and liabilities.

                                                                      31 December 2002           31 December 2001
                                                                      ----------------           ----------------
                                                                      Book          Fair         Book         Fair
                                                                      ----          ----         ----         ----
                                                                      Value        Value         Value        Value
                                                                      -----        -----         -----        -----
                                                                  (pound)000's  (pound)000's (pound)000's (pound)000's
       Financial assets
       Bank deposits                                                  85,087        85,087       64,560       64,560

       Primary financial instruments issued to finance the
       Group's operations
       Long-term borrowings                                        2,387,274     1,858,582    2,397,779    2,096,715

       Derivative  financial  instruments  held to  manage  the
       interest rate and currency profile
       Interest rate swaps                                                 -       (75,870)           -      (46,983)
       Currency swaps                                                      -         7,812            -       13,111

       The fair values of financial assets have been determined by reference to quoted market prices where available. The estimated difference between the book and fair value of such assets is not material.

       The fair value of the long-term borrowings have been determined by reference to either a quoted market value or, the fair values of the unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate, in effect at the balance sheet date.

       The fair value of the currency swaps and sterling and US Dollar denominated bonds have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded.

       Gains and losses on financial assets and financial liabilities held or issued for trading

       No gains or losses have been recognised which relate to trading in financial assets and financial liabilities.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


16.    DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

       Gains and losses on hedges

       The Group enters into CFDs, EFAs and similar contracts to hedge against fluctuations in the selling price for electricity obtained from the Pool. It also uses interest rate swaps and currency swaps to manage its interest rate profile and currency risk. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of unrecognised gains and losses is as follows:

                                                            Gains                Losses             Total Net
                                                            -----                ------             ----------
                                                         (pound)000's         (pound)000's         (pound)000's
       Unrecognised gains and losses on hedges at 1
       January 2002                                         13,519               (47,391)             (33,872)
       Gains and losses arising in previous years
       that were recognised in the year                    (13,519)               47,391               33,872
                                                       -------------------------------------------------------------
       Gains and losses arising before 1 January
       2002 that were not recognised in the year                 -                     -                    -
       Gains and losses arising in the year that
       were not recognised in the year                       7,812               (75,870)             (68,058)
                                                       -------------------------------------------------------------
       Unrecognised gains and losses at 31 December
       2002                                                  7,812               (75,870)             (68,058)
                                                       =============================================================
       Gains and losses expected to be recognised in
       the next financial year                                   -                     -                    -
       Gains and losses expected to be recognised
       after the next financial year                         7,812               (75,870)             (68,058)
                                                       =============================================================


17.    PROVISIONS FOR LIABILITIES AND CHARGES
                                         At         Current              At
                                  1 January            year     31 December
                                       2002          credit            2002
                                (pound)'000     (pound)'000     (pound)'000

       Deferred taxation             17,278           (510)          16,768
       Reinstatement provision          110              -              110
                                     ------         ------           ------
                                     17,388           (510)          16,878
                                     ======         ======           ======


       The amounts of deferred taxation provided and unprovided in the financial statements are:

                                                                   2002                            2001
                                                          Provided    Not provided        Provided    Not provided
                                                       (pound)'000     (pound)'000     (pound)'000     (pound)'000
       Capital allowances in excess of depreciation         16,768               -          17,278               -
                                                            ======          ======          ======          ======

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

18.    CALLED UP SHARE CAPITAL
                                                              2002         2001
                                                       (pound)'000  (pound)'000

       Authorised
         1,000,000,000 ordinary shares of(pound)1 each   1,000,000    1,000,000
                                                         =========    =========

       Called up, allotted and fully paid
         1,000,000 ordinary shares of(pound)1 each           1,000        1,000
                                                         =========    =========

19.    PROFIT AND LOSS ACCOUNT

                                                                    (pound)'000

       At 1 January 2002                                                (53,595)
       Retained loss for the financial year                            (771,452)
       Other reserve movement                                           189,000
                                                                       --------
       At 31 December 2002                                             (636,047)
                                                                       ========

       The other reserve movement relates to an accounting difference arising on group reconstruction within the year.

20.    RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                                                    (pound)'000

       Loss for the financial year                                     (771,452)
       Other reserve movement                                           189,000
                                                                       --------
       Net reduction in shareholders' funds                            (582,452)
       Opening shareholders' funds                                      (52,595)
                                                                       --------
       Closing shareholders' funds                                     (635,047)
                                                                       ========

21. RECONCILIATION OF OPERATING (LOSS) / PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                              2002           2001           2000
                                                       (pound)'000    (pound)'000    (pound)'000
       Operating (loss) / profit                          (589,399)       142,739        173,518
       Depreciation                                         32,854         32,503         31,937
       Amortisation of goodwill                             33,876         33,876         33,876
       Loss on disposal of fixed assets                          -             19              -
       Plant spares issues                                      24            155              -
       Amortisation of deferred financing costs              5,947          6,031          4,606
       Amortisation of coupon prepayment                    14,457         13,265              -
       Utilisation of unfavourable contract provision            -        (17,789)       (25,188)
       Decrease / (increase) in stocks                      31,236         (2,617)        (7,413)
       Decrease / (increase) in debtors                     63,665         76,025       (116,253)
       Increase / (decrease) in creditors                    6,287        (80,867)        45,708
       Impairment of fixed assets                          579,000              -              -
                                                           -------        -------        -------
                                                           177,947        203,340        140,791
                                                           =======        =======        =======

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

22.    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                             2002           2001            2000
                                                      (pound)'000    (pound)'000     (pound)'000
       Increase / (decrease) in cash in the year            1,440         (7,986)         (6,907)
       Increase in restricted cash deposits                19,087          1,225          24,476
       Cash outflow from increase in debt financing             -              -        (417,773)
       Translation difference                                   -              -            (286)
                                                       ----------     ----------      ---------
       Movement in net debt in the year                    20,527         (6,761)       (400,490)
       Net debt brought forward                        (2,328,499)    (2,321,768)     (1,921,278)
                                                       ----------     ----------      ---------
       Net debt at carried forward                     (2,307,972)    (2,328,499)     (2,321,768)
                                                       ==========     ==========      ==========


23.    ANALYSIS OF CHANGES IN NET DEBT


                                             At 1    Cash flow         At 31
                                          January                   December
                                             2002                       2002
                                      (pound)'000  (pound)'000   (pound)'000

       Cash at bank and in hand            38,829        1,440        40,269
       Restricted cash deposits            25,731       19,087        44,818
                                       ----------   ----------    ----------
                                           64,560       20,527        85,087

       Other loans                     (2,393,059)           -    (2,393,059)
                                       ----------   ----------    ----------
                                       (2,328,499)      20,527    (2,307,972)
                                       ==========   ==========    ==========

24.    PENSION SCHEME FUNDING

       Pension schemes operated

       Within the UK the Group principally operates an approved defined benefit scheme, on behalf of the 'AES Drax Power Group of the Electricity Supply Pension Scheme' (ADPG ESPS).

       Regular pension costs - SSAP 24

       Pensions costs for the ADPG ESPS in the year were (pound)1,700,000 (2001: (pound)1,469,000), comprising a regular cost of (pound)1,500,000 (2001: (pound)1,200,000) plus variations totalling (pound)200,000 (2001:
       (pound)(200,000)). A variation of (pound)(100,000) has arisen due to (pound)800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of (pound)(100,000) has arisen due to the application of reduced contributions from 1 January 2002 to 31 March 2002 from the valuation surplus. The remaining variation of (pound)400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of (pound)400,000, which has been partially offset by additional employer contributions of (pound)200,000.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.    PENSION SCHEME FUNDING (continued)

       The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ESPS in respect of the AES Drax Power Group as at 31 December 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5% per annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75% per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12% of annual salaries, subject to review at future valuations.

       At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was (pound)44.6 million and the actuarial value of the assets was sufficient to cover between 115% and 120% of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31 March 2004.

       FRS 17

       In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pensions Costs'. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22 June 2001. These further disclosures are included below.

       The actuarial valuation of the ADPG ESPS was updated to 31 December 2002. The principal actuarial assumptions used as at 31 December 2002 are shown below:

                                                                2002        2001
       Rate of increase in salaries                             3.8%        4.0%
       Rate of increase of pensions in payment and deferment    2.5%        2.6%
       Discount rate                                            5.4%        5.8%
       Inflation assumption                                     2.3%        2.5%

       The following contributions were made to the ADPG ESPS during 2002:

                                                   Year ended
                                                  31 December
                                                         2002
                                             (pound)'millions

       Company contributions                              1.6
       Member contributions                               0.6
                                                       ======

       Analysis of amount charged to Operating Profit:

                                                   Year ended
                                                  31 December
                                                         2002
                                            (pound)' millions

       Current service cost                               1.9
       Past service cost                                    -
       Early Retirement Deficiency cost                   0.4
                                                       ------
       Total Operating cost                               2.3
                                                       ======

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


24.    PENSION SCHEME FUNDING (continued)

       Analysis of amount credited to other finance income:

                                                   Year ended
                                                  31 December
                                                         2002
                                            (pound)' millions

       Expected return on pension plan assets             3.3
       Less: Interest on pension plan liabilities        (3.2)
                                                       ------
       Net return                                         0.1
                                                       ======

       The assets and liabilities of the ADPG ESPS as at 31 December 2002 are shown below:

                                                         2002              2001
                                            (pound)' millions  (pound)'millions

       Market value of assets                            35.8              43.4

       Actuarial value of liabilities                   (60.8)            (53.9)
                                                       ------            ------
       Deficit in the Scheme                            (25.0)            (10.5)
       Related deferred tax liability
        (assumed 30% rate)                                7.5               3.2
                                                       ------            ------
       Net pension liability                            (17.5)             (7.3)
                                                       ======            ======

       Analysis of movement in surplus during the year:

                                                   Year ended
                                                  31 December
                                                         2002
                                            (pound)' millions

       Surplus in scheme at 1 January 2002              (10.5)
       Current service cost                              (1.9)
       Contributions                                      2.2
       Early Retirement Deficiency cost                  (0.4)
       Actuarial gain/(loss)                            (14.4)
                                                       ------
       Surplus in scheme at 31 December 2002            (25.0)
                                                       ======

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

24.    PENSION SCHEME FUNDING (continued)

       Analysis of amount recognised in Statement of Total Recognised Gains and
       Losses:

                                                                             Year ended
                                                                            31 December
                                                                                   2002
                                                                      (pound)' millions
       Actual return less expected return on pension scheme assets               (11.8)
       Experience gains/(losses) arising on the scheme liabilities                 0.1
       Changes in  assumptions  underlying  the present  value of the scheme
       liabilities                                                                (2.7)
                                                                               -------

       Actuarial gain/(loss) recognised in STRGL                                 (14.4)
                                                                               =======

       Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

                                                                                             2002                2001
                                                                                (pound)' millions   (pound)' millions
       Profit and loss reserve in the financial statements as at year end                  (636.0)              (53.6)

       Deficit in relation to the ADPG ESPS, net of related deferred tax asset              (17.5)               (7.3)
                                                                                          -------              ------

       Profit and loss reserve as adjusted                                                 (653.5)              (60.9)
                                                                                           ======              ======

25.    FINANCIAL COMMITMENTS

       In connection with the acquisition of the Drax Power Station, AES Drax Power Limited assumed an unfavourable contract to purchase coal for the plant. The agreement expired in September 2001. Of the total contract, (pound)17,789,000 relates to the estimated unfavourable purchase element.

26.    ULTIMATE PARENT COMPANY

       The immediate parent company is AES UK Power Financing Limited, a company registered in England and Wales.

       The ultimate parent company and controlling entity is The AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent company's financial statements can be obtained from the Securities and Exchange Commission, 450 5th Street NW, Washington DC 20549, USA.

27.    NATURE OF BUSINESS

       The principal activity of the company and its subsidiaries is the ownership and operation of the Drax Power Plant, a 3,960 megawatt (gross) coal-fired power station based in the North of England.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.    SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

       This note is provided in addition to the previous financial information for US users of the accounts.

       The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

       Deferred taxation

       Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

       Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

       Pensions

       The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

       Interest

       Under UK GAAP, interest is charged on the (pound)1,725 million Guaranteed Secured Bonds. Under US GAAP, (pound)425 million forward purchase of equity is offset against the (pound)1,725 million Guaranteed Secured bond. Therefore, interest under US GAAP is charged on the net (pound)1,300 million.

       The (pound)1,300 million represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1,725 million Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing 30 June 2000. Principal repayments of (pound)25.0 million, (pound)370.0 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on 30 June 2000, 2 August 2000, 31 December 2000, 30 June 2001, 31 December 2001 and 30 June 2002, respectively.

       Goodwill

       Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets. Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment had been recognised under US GAAP.

       Severance accrual

       Under US GAAP, an accrual would be recorded as part of the acquisition of AES Drax Power Limited for the estimated cost of severing certain employees of AES Drax Power Limited. No such accrual has been recorded under UK GAAP.

       Derivative Instruments and Hedging Activities

       In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002


28. SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

                                                               Three months ended                  Year ended
                                                                      31          31           31          31          31
                                                                December    December     December    December    December
                                                                    2002        2001         2002        2001        2000
                                                             (pound)'000 (pound)'000  (pound)'000 (pound)'000 (pound)'000
      Net loss under UK GAAP                                   (729,745)    (19,803)    (771,452)    (49,714)    (14,043)
      US GAAP adjustments:
           Goodwill                                              (2,737)      8,469       33,876      33,876      33,876
           Additional depreciation                               (4,838)     (4,838)     (19,350)    (19,350)    (19,350)
           Deferred tax                                            (749)      5,293       22,952      14,978      12,303
           Additional depreciation due to deferred tax           (5,081)     (5,081)     (20,326)    (20,326)    (20,326)
           Severance pay expensed in the UK                           -           -            -           -      12,053
           Interest                                              12,868      11,255       48,371      43,874      44,920

           Unfavourable IT contract                                   -           -            -           -       1,995
           Derivative loss                                       (1,804)     (6,070)        (354)    (15,985)      3,995
           Impairment of fixed assets                           579,000           -      579,000           -           -
                                                               --------     -------     --------     -------      ------
      Net (loss) / income under US GAAP                        (153,086)    (10,775)    (127,283)    (12,647)     55,423
                                                               ========     =======     ========     =======      ======

                                                             2002          2001
                                                      (pound)'000   (pound)'000

      Shareholders' deficit under UK GAAP                (635,047)      (52,595)
      US GAAP adjustments:
          Cumulative effect of previous adjustments        72,332        72,454
          Goodwill                                         33,876        33,876
          Additional depreciation                         (19,350)      (19,350)
          Deferred tax                                     22,952        14,978
          Additional depreciation due to deferred tax     (20,326)      (20,326)
          Interest                                         48,371        43,874
          Derivatives                                      (1,324)      (53,174)
          Impairment of fixed assets                      579,000             -
                                                          -------       -------
      Shareholders' equity under US GAAP                   80,484        19,737
                                                          =======       =======

       The US GAAP adjustment for deferred taxes would result in an increase in long term assets under US GAAP of (pound)649 million and (pound)669 million and an increase in long term liabilities under US GAAP of (pound)549 million and (pound)682 million, at 31 December 2002 and 31 December 2001, respectively.

       The US GAAP adjustment to reflect the substance of the financing structure would result in a decrease in current assets under US GAAP of (pound)425 million at 31 December 2002 and 31 December 2001. It would also result in a decrease in long term liabilities under US GAAP of (pound)931 million and (pound)913 million and an increase in current liabilities under US GAAP of (pound)49 million and (pound)59 million, at 31 December 2002 and 31 December 2001, respectively.

       Under US GAAP, an additional long-term obligation of (pound)11 million would be recorded for minimum pension obligations.

AES DRAX POWER FINANCE HOLDINGS LIMITED


NOTES TO THE ACCOUNTS
Year ended 31 December 2002

28.    SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (continued)

       A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

                                                                          Year ended       Year ended       Year ended
                                                                         31 December      31 December      31 December
                                                                                2002             2001             2000
                                                                         (pound)'000      (pound)'000      (pound)'000
       Net cash inflow from operating activities                             177,946          203,340          140,791
       Returns on investments and servicing of finance                      (151,847)        (194,820)        (142,041)
       Taxation                                                                 (348)          (9,161)         (19,196)
                                                                         -----------      -----------      -----------

       Net cash flows provided by / (used in) operating activities
        per US GAAP                                                           25,751             (641)         (20,446)
                                                                         -----------      -----------      -----------

       Capital expenditure                                                    (5,224)          (6,090)          (6,493)
       Increase in restricted cash deposits                                  (19,087)          (1,255)         (24,476)
                                                                         -----------      -----------      -----------
       Net cash used in investing activities per US GAAP                     (24,311)          (7,345)         (30,969)
                                                                         -----------      -----------      -----------

       New borrowings                                                              -                -          668,059
       Repayment of borrowing                                                      -                -         (250,000)
       Prepayment of coupons                                                       -                -         (373,551)
                                                                         -----------      -----------      -----------
                                                                                   -                -           44,508
                                                                         ===========      ===========       ==========

       Increase / (decrease) in cash                                           1,440           (7,986)          (6,907)
       Increase in restricted cash                                            19,087            1,255           24,476
        deposits
       Cash brought forward                                                   64,560           71,291           53,722
                                                                         -----------      -----------      -----------
       Cash carried forward                                                   85,087           64,560           71,291
                                                                         ===========      ===========       ==========

       Comprehensive income / (loss) under US GAAP is as follows:

                                                                          Year ended       Year ended       Year ended
                                                                         31 December      31 December      31 December
                                                                                2002             2001             2000
                                                                         (pound)'000      (pound)'000      (pound)'000
       Net (loss) / income under US GAAP                                    (127,283)         (12,647)          55,423

       Derivative gain / (loss)                                                 (970)         (37,189)              -
       Minimum pension obligation                                             (7,560)               -               -
                                                                         -----------      -----------      -----------
       Comprehensive (loss) / income                                        (135,813)         (49,836)          55,423
                                                                         ===========      ===========       ==========